Exhibit 99.1

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

by and among

CRONOS GROUP INC.,

ALTRIA SUMMIT LLC

and, solely for the purposes specified herein,

ALTRIA GROUP, INC.

Dated as of December 7, 2018

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TABLE OF CONTENTS

(continued)

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EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Approval Resolution
Exhibit B	Form of Investor Rights Agreement
Exhibit C	Principal Terms of Commercial Agreements
Exhibit D	Form of Purchased Warrant Certificate

SCHEDULES

Schedule A Representations and Warranties of Purchaser and Parent

Schedule B Representations and Warranties of the Company

[Redacted – Company Disclosure Letter]

[Redacted – Purchaser Disclosure Letter]

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SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT, dated as of December 7, 2018 (this “Agreement”), is entered into by and among Cronos Group Inc., a corporation organized and existing under the Laws of the Province of Ontario (the “Company”), Altria Summit LLC, a limited liability company organized and existing under the Laws of Virginia and a Wholly Owned Subsidiary of Parent (“Purchaser”), and, solely for purposes of Article 1, Section 3.1, Section 5.1, Section 5.5(a), Section 5.5(e), Section 5.7(b), Section 5.7(c), Section 6.5(c), Article 8, Schedule A1 and Schedule A8 (the “Guaranteed Sections”), Altria Group, Inc., a corporation duly organized and existing under the Laws of Virginia (“Parent” and, together with the Company and Purchaser, the “Parties” and each, a “Party” (it being understood that, for the avoidance of doubt, Parent shall be a Party solely for such provisions)).

RECITALS

WHEREAS, subject to the terms and conditions set forth herein, at the Closing, the Company desires to issue, sell and deliver to Purchaser the Purchased Securities, and Purchaser desires to subscribe for and purchase, acquire, accept and receive from the Company, the Purchased Securities;

WHEREAS, subject to the terms and conditions set forth herein and in connection with the Parties’ desire to address certain corporate governance matters, contemporaneously with the Closing, the Parties will enter into the Investor Rights Agreement;

WHEREAS, subject to the terms and conditions set forth herein, the Parties intend to enter into or to cause one or more of their respective Affiliates, as the case may be, to enter into the other Transaction Documents contemporaneously with, or as promptly as practicable after, the Closing; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND TERMS

Section 1.1 Definitions. Whenever used in this Agreement, except as otherwise specifically provided herein, the following terms shall have the meanings set forth in this Section 1.1.

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest (written or oral) (a) relating to a merger, joint venture, partnership, exclusive license, amalgamation, consolidation, dissolution, liquidation, tender offer, take-over bid, recapitalization, reorganization, spin-off, share exchange, plan of arrangement, business combination, sale, disposition, transfer or similar transaction involving the Company or any of its Subsidiaries or (b) to make an acquisition by any Person or Persons acting Jointly/In Concert with each other, that, in each of the foregoing clauses (a) and (b), if consummated, would result in any Person or Persons acting Jointly/In Concert with each other becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, of: (i) equity securities (including securities convertible into or exercisable or exchangeable for equity securities) representing five percent or more of the total voting power of the equity securities of the Company; or (ii) assets to which five percent or more of the consolidated revenues or net income of the Company is attributable, or representing five percent or more of the consolidated total assets of the Company (it being understood that assets include equity securities of Subsidiaries of the Company), in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, however, that: (a) with respect to the Company and its Subsidiaries, “Affiliate” at all times excludes (i) Cronos Growing Company Inc., NatuEra S.à r.l., MedMen Canada Inc., Cronos Australia Pty. Ltd. and their respective Subsidiaries, and (ii) Purchaser, Parent and any Person that directly or indirectly controls or is under common control with Purchaser or Parent (other than, from and following the Closing, the Company and its Subsidiaries); and (b) with respect to Purchaser and Parent and any Person that directly or indirectly controls or is under common control with Purchaser or Parent, “Affiliate” at all times excludes the Company and its Subsidiaries.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Alternative Acquisition Agreement” means any letter of intent, agreement in principle, acquisition agreement, merger agreement, arrangement agreement, option agreement, joint venture agreement, partnership agreement, license agreement, subscription agreement, or other similar agreement (other than a Permitted Confidentiality Agreement) relating to any Acquisition Proposal.

“Applicable Date” means December 31, 2017.

“Approval Resolution” means the ordinary resolution of the Company Shareholders to be considered at the Company Meeting by the Company Shareholders entitled to vote thereon with respect to the transactions contemplated by this Agreement, substantially in the form of Exhibit A.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, New York, New York or Richmond, Virginia are authorized or required by Law to close.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Provinces.

“Cannabis” means: (a) any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, Marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower, or trichome; (b) any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof; (c) any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered for such purpose; (d) any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and (e) any other meaning ascribed to the term “cannabis” under applicable Law, including the CDSA and the Cannabis Act.

“Cannabis Act” means the Cannabis Act, S.C. 2018, c.16.

“Cap” has the meaning ascribed to such term in Section 7.4(c).

“Capitalization Date” means December 5, 2018.

“CDS” means CDS Clearing and Depository Services Inc.

“CDSA” means the Controlled Drugs and Substances Act, S.C. 1996, c. 19.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (E) of Section 5.8(d)(i).

“Chosen Court” means the Ontario Superior Court of Justice (Commercial List).

“Claim” means any claim, cause of action, action, demand, lawsuit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Claim Notice” has the meaning ascribed to such term in Section 7.6(a).

“Claim Notice Period” has the meaning ascribed to such term in Section 7.6(a).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commercial Agreements” has the meaning ascribed to such term in Section 5.10(a).

“Common Share” means any common shares in the capital of the Company, no par value.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Approvals” has the meaning ascribed to such term in Schedule B4(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning ascribed to such term in Schedule B3(e).

“Company Budget” means, with respect to the six-month period ending June 30, 2019, the capital expenditure budget for the Company and its Subsidiaries set forth in Section 1.1(a) of the Company Disclosure Letter, as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms and conditions set forth in this Agreement, or the Post-Closing Budget as may be adopted or amended, supplemented or otherwise modified by the Company Board from time to time following the Closing pursuant to the terms and conditions of the Investor Rights Agreement.

“Company Circular” means the notice of the Company Meeting and accompanying management information and proxy circular, including, for the avoidance of doubt, all schedules, appendices and exhibits thereto and other enclosures therewith, and all information incorporated by reference thereto, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time pursuant to the terms and conditions set forth in this Agreement.

“Company Disclosure Letter” means the confidential disclosure letter delivered to Purchaser by the Company prior to or concurrently with the execution and delivery of this Agreement.

“Company Indemnified Parties” means the Company and its Affiliates and their respective directors, managers, officers or other Persons acting in a similar capacity, successors and permitted assigns, in each case, in their capacity as such.

“Company Meeting” means a meeting of the Company Shareholders duly called and held in connection with the transactions contemplated by this Agreement.

“Company Option” means any outstanding option to purchase Common Shares.

“Company Shareholders” means the holders of Common Shares.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated September 4, 2018, between the Company and Altria Client Services, LLC.

“Contract” means any legally binding contract, agreement, indenture, lease, deed of trust, license, option, instrument, arrangement, understanding or other obligation.

“Controlled Substances Act” means the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq.

“Deductible” has the meaning ascribed to such term in Section 7.4(a).

“Disclosure Record” means, collectively, all of the documents which have been, as applicable, filed or furnished on www.sedar.com by or on behalf of the Company, with or to the Canadian Securities Regulators pursuant to applicable Law or with or to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

“Effect” means any event, change, development, circumstance, fact or effect.

“Employee Plans” has the meaning ascribed to such term in Schedule B12(a).

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right or claim, prior assignment, encroachment, easement, right of way, restriction, or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, but excludes any Permitted Encumbrance.

“Environmental Laws” means any Law, enacted and in effect on or prior to the date of this Agreement concerning: (a) the protection of the environment; or (b) the handling, use, storage, treatment, transportation, disposal, release or threatened release of any Hazardous Materials, but excluding, for the avoidance of doubt, any Law concerning products liability.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974. “Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Disclosure” has the meaning ascribed to such term in Section 3.2.

“Exclusivity and Standstill Agreement” means the Exclusivity and Standstill Agreement, dated November 24, 2018, between the Company and Parent.

“Executive” has the meaning ascribed to such term in Section 1.1(f) of the Company Disclosure Letter.

“Existing Warrants” has the meaning ascribed to such term in Schedule B2(a).

“Final Determination” means when (a) the parties to a dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non- appealable order or judgment with respect to a Claim or (c) an arbitration or like panel or Person or Persons acting as an expert shall have rendered a final and non-appealable determination with respect to disputes that the parties to such dispute have agreed to submit thereto.

“Fundamental Representations” has the meaning ascribed to such term in Section 4.3(a).

“Ginkgo Agreement” means the Collaboration and License Agreement, dated as of September 1, 2018, by and between the Company and Ginkgo Bioworks, Inc.

“Governmental Authority” means any Canadian, U.S., non-U.S., non-Canadian or supranational government or governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including any stock exchange or other self-regulatory organization), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive, administrative or judicial entity or subdivision thereof, in each case of competent jurisdiction.

“Guaranteed Sections” has the meaning ascribed to such term in the Preamble.

“Hazardous Materials” means any substance that is listed, designated, judicially interpreted or classified as hazardous, radioactive, toxic, explosive, a pollutant or a contaminant under any applicable Environmental Law, including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable as of the date or period at issue, and in the case of the Company, as applied by the Company consistent with past practice.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with IFRS) or to pay the deferred and unpaid purchase price of property or equipment (excluding accounts payable incurred in the Ordinary Course of Business), (d) in the nature of indebtedness pursuant to securitization or factoring programs or arrangements, (e) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others, (f) consisting of net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) under letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person or (h) pursuant to guarantees and arrangements having the economic effect of a guarantee (other than a clearing house guarantee) of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (g) of this definition (other than solely between or among the Company and any of its Wholly Owned Subsidiaries), in each case including all interest, penalties and other payments due with respect thereto; provided, however, that “Indebtedness” shall not include: (i) intercompany indebtedness, obligations or liabilities solely between or among the Company and any of its Wholly Owned Subsidiaries; (ii) obligations under operating leases or real property leases; (iii) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements or in respect of annuity insurance products created or entered into in the Ordinary Course of Business; (iv) obligations or liabilities under performance bonds other than amounts then due and owing and not being contested in good faith by appropriate proceedings; or (v) any redemption premium, prepayment penalty or similar payment with respect to capitalized leases included in clause (c) of this definition to the extent the execution and delivery of this Agreement or the Closing will not trigger a default under such leases and such leases either are not required by their terms to be repaid in full at the Closing or do not require the lessor to offer to make a repayment as a result of the Closing.

“Indemnified Party” has the meaning ascribed to such term in Section 7.4(d).

“Indemnifying Party” has the meaning ascribed to such term in Section 7.6(a).

“Independent Person” means an individual that: (a) is “independent” under (i) sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees and (ii) the rules of the NASDAQ; and (b) is not a director, officer or other employee of Purchaser, Parent or any of their respective Affiliates.

“Industrial Hemp” has the meaning ascribed to such term and the term “hemp” under applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and under the Agricultural Marketing Act of 1946.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies.

“Intellectual Property Rights” means all intellectual property rights as recognized under applicable Law, including with respect to any: (a) trademarks, service marks, trade names and similar indicia of origin, and all goodwill associated therewith and symbolized thereby; (b) patents and invention disclosures; (c) copyrights (including with respect to computer software and compilations of data); (d) applications, registrations, renewals, reissues, reexaminations, continuations and extensions for any of the foregoing; (e) applications and registrations for plant varietals issued by or pending before any applicable Governmental Authority, including under the Plant Variety Protection Act (United States) and the Plant Breeders’ Rights Act (Canada); (f) confidential or proprietary know-how, trade secrets and database rights; and (g) Internet domain names and URLs.

“Intentional Breach” means, with respect to any representation, warranty, covenant or agreement expressly contemplated by this Agreement, a material breach that is the result of an act undertaken or the failure to undertake an action that the breaching party intentionally takes (or intentionally fails to take) with the knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement.

“Investment Canada Act” means the Investment Canada Act.

“Investment Canada Act Approval” means the responsible Minister under the Investment Canada Act having sent a notice to Purchaser or Parent stating that such Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or such Minister having been deemed in accordance with the Investment Canada Act to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

“Investor Rights Agreement” means the Investor Rights Agreement in the form of Exhibit B, to be entered into at the Closing by and among the Parties.

“Jointly/In Concert” has the meaning ascribed to the term “jointly or in concert” in National Instrument 62-104 – Take-Over Bids and Issuer Bids, with necessary modifications where the term is used in the context of a transaction that is not a take-over bid or issuer bid.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 1.1(b) of the Company Disclosure Letter, in each case after reasonable inquiry, and (b) with respect to Purchaser, the actual knowledge of the individuals set forth in Section 1.1(a) of the Purchaser Disclosure Letter, in each case after reasonable inquiry.

“Law” means any Canadian, U.S., non-U.S., non-Canadian, federal, state, provincial, territorial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or any Order.

“Lazard” means Lazard Canada Inc.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries.

“Legends” means, with respect to Purchased Shares and the Underlying Shares, a legend substantially in the form set forth in Section 1.1(c) of the Company Disclosure Letter or such other legends as may be required by applicable Law or the terms and conditions set forth in the Purchased Warrant Certificate and the Investor Rights Agreement from time to time.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Authority.

“Losses” means, with respect to any Indemnified Party, any and all losses, direct damages, obligations, Taxes, judgments, fines, settlement payments or awards of any kind actually suffered or incurred by such Indemnified Party after the Closing Date (together with all reasonably incurred and documented cash disbursements, costs and expenses, including reasonable and documented out-of-pocket costs of investigation, defense and appeal and reasonable and documented out-of-pocket attorneys’ fees and expenses), whether or not involving a Third-Party Claim, but excluding (a) any indirect, incidental or consequential damages, (b) any lost profits, revenues or sales or amounts calculated as a multiple of earnings, profits, revenues, sales or other financial performance measures or operating statistics or diminution of value or any loss of goodwill and (c) any punitive, exemplary or special damages, in each case even if a Party has been advised of the possibility thereof; provided, however, that (i) “Losses” shall include any indirect, incidental or consequential damages to the extent the purported Indemnified Party alleging such damages can reasonably establish such damages would be recoverable under the contract Law principles of the Province of Ontario and Canada, as applicable, to a breach of an underlying contractual provision and (ii) with respect to any Third-Party Claim, “Losses” shall include any damages actually awarded pursuant to a Final Determination in connection therewith. In determining the amount of any Loss, such determination shall take account of the Percentage of Outstanding Common Shares (as such term is defined in the Investor Rights Agreement) held, directly or indirectly, by Parent or any of its Subsidiaries at the time of the applicable Loss and at the time of any indemnification payment made in respect thereof.

“Marijuana” has the meaning ascribed to such term under applicable Law, including the Controlled Substances Act.

“Material Adverse Effect” means any Effect that, individually or taken together with any other Effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) Effects in or with respect to the economy, credit, capital, securities or financial markets, generally, or political, regulatory or business conditions, generally, in the geographic markets in which the Company or any of its Subsidiaries operates or their products or services are sold or sourced (as applicable) or in which an exchange on which the securities of the Company are listed is located;

(b) Effects that are the result of factors generally affecting the Cannabis industry, the price of Cannabis generally or any other industries in which the Company and its Subsidiaries operate;

(c) any change or announcement of a change to the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their respective securities; provided that any Effect (not otherwise excluded under this definition) underlying such change or announcement of a change may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(d) any loss of, or adverse Effect in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, Governmental Authorities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, financing sources, partners or any similar relationship directly and proximately caused by the entry into this Agreement and the transactions contemplated by this Agreement, including any Transaction Litigation; provided that the exceptions in this clause (d) shall not apply with respect to references to “Material Adverse Effect” in any representation or warranty set forth in Schedule A3 and Schedule B4 or in the conditions set forth in Article 4 with respect to such representations and warranties;

(e) changes in IFRS or in any applicable Law;

(f) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided, that any Effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(g) any Effect resulting from acts of war (whether or not declared), generalized civil disobedience, sabotage, terrorism, military or paramilitary actions or the escalation of any of the foregoing (in each case, including in the form of cyberattacks), any weather event or natural disaster or any generalized outbreak of illness or other public health event;

(h) any obligation or liability to the extent accrued or reserved against in the consolidated financial statements set forth in the Disclosure Record since the Applicable Date and prior to the date of this Agreement or as set forth in Section 1.1(d) of the Company Disclosure Letter;

(i) a decline in the market price or trading volume of the Common Shares on the NASDAQ or TSX; provided, that any Effect (not otherwise excluded under this definition) underlying such decline in market price may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; provided, further, that, with respect to clauses (a), (b), (e) and (g) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent they disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to other companies operating in the geographic markets in which the Company or any of its Subsidiaries operates or their products or services are sold or sourced (as applicable).

“Material Contracts” has the meaning ascribed to such term in Schedule B11(a).

“Mini-Basket” has the meaning ascribed to such term in Section 7.4(b).

“Misrepresentation” means, with respect to a document or instrument, an untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement made therein, in light of the circumstances in which it was made, not misleading.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-Wholly Owned Subsidiary” has the meaning ascribed to such term in Schedule B2(e).

“Notice of Loss” has the meaning ascribed to such term in Section 7.1(c).

“Notice Period” has the meaning ascribed to such term in Section 5.8(d)(iii).

“NYSE” means the New York Stock Exchange LLC.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Ordinary Course of Business” means, with respect to any Person, the conduct by such Person of the relevant business in accordance with such Person’s normal day-to-day customs, practices and procedures.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and by-laws or bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Original Date” has the meaning ascribed to such term in Section 5.4(b).

“Outside Date” has the meaning ascribed to such term in Section 6.2(a).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning ascribed to such term in the Preamble.

“Parent Exclusivity Obligations” means the obligations of Section 5.4(a) of the Investor Rights Agreement, subject to the limitations set forth in Section 5.4(c) of the Investor Rights Agreement, as if such agreement were entered into concurrently with the execution and delivery of this Agreement and as if the covenants of such section were in effect and applied to Parent, without regard to any limitations based on Parent’s ownership interest in the Company that would result in Section 5.4(a) of the Investor Rights Agreement failing to apply.

“Parent Standstill Obligations” means the obligations of Sections 5 and 6 of the Exclusivity and Standstill Agreement.

“Parties” and “Party” have the meanings ascribed to such terms in the Preamble.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 5.8(b)(i).

“Permitted Encumbrances” means: (a) any Encumbrances set forth in Section 1.1(e) of the Company Disclosure Letter; (b) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the taxpayer is contesting in good faith by appropriate proceedings; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business in respect of amounts not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and with sufficient security posted in respect thereof; (d) non-exclusive licenses, covenants not to sue, releases, waivers and similar rights granted with respect to Intellectual Property Rights; (e) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted, or registered restrictions or exclusions that would be shown by a current title report or other similar report; (f) any encumbrance caused by or resulting from the acts of Purchaser, Parent or any of their respective Representatives; (g) any encumbrance arising under this Agreement, any of the Transaction Documents or any of the Organizational Documents of the Company or any of its Subsidiaries; (h) restrictions on transfer arising solely under applicable securities Laws; and (i) as applicable to the Company, any Permitted Encumbrance (as such term is defined in the mortgage securing the commitment letter with Romspen Investment Corporation for the provision of a $40 million senior secured debt facility).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, association, joint-stock company, estate, trust, organization, Governmental Authority or other entity of any kind or nature.

“Post-Closing Budget” has the meaning ascribed to such term in Section 5.11.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on and including Closing Date, including the portion of the Straddle Period ending on and including the Closing Date.

“Purchased Securities” means, collectively, the Purchased Shares and the Purchased Warrant.

“Purchased Shares” means, subject to Section 2.5, 146,220,892 Common Shares and any Top-up Shares, and any securities of the Company issued (or issuable upon the conversion or exercise of any warrant, right or other security that is issued) as a dividend or other distribution with respect to, or in exchange for, or in replacement of, such Common Shares.

“Purchased Warrant” means the warrant represented and evidenced by the Purchased Warrant Certificate (a) entitling Purchaser to subscribe for and purchase, acquire,

accept and receive from the Company 72,207,848 Common Shares (subject to Section 2.5 or as adjusted following the Closing pursuant to the terms and conditions of the Purchased Warrant Certificate) and (b) which shall be exercisable in whole or in part immediately from and following the Closing pursuant to the terms and conditions of the Purchased Warrant Certificate.

“Purchased Warrant Certificate” means the warrant certificate in the form of Exhibit D, to be executed and delivered by the Company to Purchaser and registered in the name of Purchaser at the Closing pursuant to the terms and conditions set forth in this Agreement.

“Purchaser” has the meaning ascribed to such term in the Preamble.

“Purchaser Approvals” has the meaning ascribed to such term in Schedule A3(a).

“Purchaser Disclosure Letter” means the confidential disclosure letter delivered to the Company by Purchaser prior to or concurrently with the execution and delivery of this Agreement.

“Purchaser Indemnified Parties” means Purchaser, Parent, their respective Affiliates, its and their respective directors, managers, officers or other Persons acting in a similar capacity, successors and permitted assigns, in each case, in their capacity as such.

“Purchaser Nominees” means, subject to the satisfaction of Purchaser’s obligations under Section 5.6(b), any four individuals designated in writing to the Company by Purchaser or Parent as soon as practicable following the date of this Agreement (taking into account the provisions set forth in Section 5.1(a) and Section 5.4); provided, that (a) all such individuals shall be qualified pursuant to applicable Law to hold a directorship on the Company Board and have such skills and experience reasonably consistent with other individuals who hold directorships on companies listed on the TSX, NASDAQ or NYSE and (b) at least one such individual shall be an Independent Person.

“Qualifying Provinces” means, collectively, all of the provinces of Canada except Québec. Property.

“Real Property” means, collectively, Owned Real Property and Leased Real

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Authority.

“Regulatory Approvals” means, collectively, (a) Investment Canada Act Approval, (b) conditional approval of the TSX of the transactions contemplated by this Agreement, including for the avoidance of doubt, the listing on the TSX of the Purchased Shares and the Underlying Shares, and (c) authorization and approval for listing, subject to official notice of issuance, on NASDAQ of the Purchased Shares and the Underlying Shares.

“Representatives” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person (and, in the case of Purchaser, Parent and any Person acting in any of the foregoing roles on behalf of Parent), in each case acting in their capacity as such.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Purchase Price” has the meaning ascribed to such term in Section 2.3.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Appreciation Right” means any outstanding share appreciation right granted in respect of a Company Option that may be exercised in lieu of such Company Option to receive Common Shares under the Stock Plans.

“Shareholder Approval” means (a) the approval of the Approval Resolution by a majority of the votes cast on the Approval Resolution by the Company Shareholders (present in person or represented by proxy) entitled to vote thereon at the Company Meeting, and (b) the valid election of each Purchaser Nominee as a director of the Company, effective as of the Closing, by the Company Shareholders (present in person or represented by proxy) entitled to vote thereon at the Company Meeting, each to hold office until the close of the next annual meeting of the Company Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Organizational Documents of the Company, the Investor Rights Agreement and applicable Law.

“Stock Plans” means, collectively, the Company’s 2018 Stock Option Plan and the Amended and Restated Stock Option Plan.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions or (b) the equity or ownership interests of such other Person, in each case, is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that if consummated would result in a Person or Persons acting Jointly/In Concert with each other, other than Purchaser, Parent or any of their respective Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly: (a) equity securities representing more than fifty percent of the total voting power of the equity securities of the Company (or of the surviving or resulting entity in a merger, arrangement, amalgamation or other similar transaction involving the Company or the resulting direct or indirect parent of the Company or such surviving or resulting entity); or (b) assets to which more than fifty percent of the consolidated revenues or net income of the Company is attributable, or representing more than fifty percent of the Company’s consolidated total assets (it being understood that assets include equity securities of Subsidiaries and that the value of assets shall be determined by the Company Board, acting reasonably, on both a book-value and fair-market-value basis), of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor that, in each of the foregoing clauses (a) and (b), (i) if consummated, would result in a transaction more favorable to the Company Shareholders than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement proposed by Purchaser pursuant to Section 5.8(d)(iii) and the time expected to be required to consummate such Acquisition Proposal) and (ii) is reasonably expected to be consummated on the terms proposed, taking into account any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board; provided that such Acquisition Proposal contemplates terms with respect to exclusivity and non-competition that, taken as a whole, are materially consistent to such Person or Persons as the Parent Exclusivity Obligations, but for purposes of this definition, with regard to any limitations based on Parent’s ownership interest in the Company that that would result in Section 5.4(a) of the Investor Rights Agreement failing to apply.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, statements, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes, including any amendment thereof, filed with or supplied to, or required to be filed with or supplied to, a Taxing Authority.

“Taxes” means any and all foreign, provincial, Canadian or United States federal, state, local, and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including those imposed on, measured by, or computed with respect to income, franchise, profits or gross receipts, alternative or add-on minimum, margin, ad valorem, value added, capital gains, sales, harmonized sales, goods and services, use, employer health, real or personal property, land, land transfer, escheat or unclaimed property taxes (or similar), environmental, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), insurance, disability, workers compensation, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, registrations, net worth, and customs duties, surtaxes, and health insurance and government pension plan premiums or contributions, whether disputed or not.

“Taxing Authority” means any Governmental Authority having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Fee” means an amount in cash equal to $89,100,000.

“Third-Party Claim” has the meaning set forth in Section 7.6(a).

“Top-up Purchase Price” has the meaning set forth in Section 2.3.

“Top-up Shares” has the meaning set forth in Section 2.3.

“Transaction Documents” means the Investor Rights Agreement, the Purchased Warrant Certificate and the Commercial Agreements.

“Transaction Litigation” has the meaning ascribed to such term in Section 5.9.

“TSX” means the Toronto Stock Exchange.

“Underlying Shares” means Common Shares issuable upon the proper exercise of the Purchased Warrant.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

Section 1.2 Other Terms. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

Section 1.3 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified herein, all Preamble, Recital, Article, Section, clauses, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits and schedules to this Agreement.

(c) Unless the context otherwise requires, for purposes of this Agreement: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS; (viii) references to the “United States” or abbreviations thereof mean the United States of America, its states and its territories and possessions; and (ix) references to “Canada” or abbreviations thereof mean Canada, its provinces and its territories.

(d) Except as otherwise specifically provided herein or as the context otherwise requires, the term “dollars” and the symbol “$” mean Canadian Dollars and all amounts in this Agreement shall be paid in Canadian Dollars, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Canadian Dollars, to the extent applicable, the Canadian Dollar equivalent for such costs, fees or expenses shall be determined by converting such other currency to Canadian Dollars at the foreign exchange rates published by the Bank of Canada or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny.

(e) Except as otherwise specifically provided herein or the context otherwise requires, wherever this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties, such obligation shall be deemed satisfied if (i) one or more such Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in each case in connection with the transactions contemplated by this Agreement prior to the execution and delivery of this Agreement, or (ii) such information or document is publicly available on SEDAR or EDGAR and not subject to any redactions or omissions not later than 5:00 p.m. (New York time) on the Business Day prior to the date of this Agreement.

(f) Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(g) Except as otherwise specifically provided herein, (i) all references to any statute in this Agreement include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority, and (ii) all references to any Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time.

(h) Except as otherwise specifically provided herein, (i) all references in this Agreement to any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein, and (ii) all references to this Agreement mean this Agreement (taking into account the provisions of Section 8.4) as amended, supplemented or otherwise modified from time to time in accordance with Section 8.7.

(i) The Company Disclosure Letter or the Purchaser Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more representations or warranties set forth in Schedule A or Schedule B, as applicable, or covenants set forth in this Agreement. Inclusion of any such items or information in a Company Disclosure Letter or a Purchaser Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect.

(j) The Parties have jointly negotiated and drafted this Agreement, and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

SUBSCRIPTION, ISSUANCE AND SALE; CLOSING

Section 2.1 Subscription and Sale of the Purchased Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue, sell and deliver to Purchaser the Purchased Shares and Purchaser shall subscribe for and purchase, acquire, accept and receive from the Company the Purchased Shares, free and clear of all Encumbrances (it being acknowledged and agreed that the Purchased Shares shall be (a) represented by one or more fully registered global certificates registered in the name of “CDS & Co.”, as the nominee of CDS to be held by CDS as book-based securities in accordance with the rules and procedures of CDS on behalf of the securities account designated by Purchaser (such account having been designated by Purchaser by written notice to the Company at least two Business Days prior to the Closing Date) and (b) of the same class and have the same terms and rights as the currently issued and outstanding shares of Common Shares (other than as expressly provided for in Schedule A6(b))).

Section 2.2 Issuance of Warrant. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue, sell and deliver to Purchaser the Purchased Warrant, and Purchaser shall purchase, acquire, accept and receive from the Company the Purchased Warrant.

Section 2.3 Securities Purchase Price; Allocation; Top-Up Shares.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall pay or cause to be paid to the Company or one or more designees thereof an amount in cash equal to $2,376,089,495 plus any Top-up Purchase Price, in each case without any setoff, counterclaim, deduction or withholding (the “Securities Purchase Price”), by wire transfer of immediately available funds to such account or accounts designated (such designation to be made at least two Business Days prior to the anticipated Closing Date) by the Company on behalf of itself or one or more designees thereof. The Parties acknowledge and agree that the Securities Purchase Price shall be allocated in respect of the Purchased Shares and the Purchased Warrant as set forth in Section 2.3 of the Company Disclosure Letter.

(b) If after the date of this Agreement and prior to the Closing, any Common Shares shall have become outstanding which are not reflected in Schedule B2(a)(i), Purchaser may elect, by written notice to the Company no later than two Business Days prior to the anticipated Closing Date, or such earlier date as necessary, to purchase at the Closing up to a number of Common Shares in addition to the Purchased Shares (the “Top-up Shares”) such that the Percentage of Outstanding Common Shares (as such term is defined in the Investor Rights Agreement) beneficially held, directly or indirectly, by Parent or any of its Subsidiaries immediately after the Closing shall be equal to forty-five percent. If Purchaser elects to purchase any Top-up Shares, the purchase price with respect to such Top-up Shares shall be $16.25 per Top-up Share, and the aggregate consideration for such Top-up Shares shall equal the product of $16.25 multiplied by the number of Top-up Shares (the “Top-up Purchase Price”).

Section 2.4 Use of Proceeds. Subject to the terms and conditions of the Investor Rights Agreement, the Company acknowledges and agrees that the proceeds from transactions contemplated by this Agreement shall be used by the Company for the matters contemplated by, or reasonably related to, the expenditures contemplated by the Company Budget, the costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement or as expressly set forth in Section 2.4 of the Company Disclosure Letter.

Section 2.5 Adjustment.

(a) Notwithstanding anything to the contrary set forth in this Agreement, if, from the date of this Agreement to the earlier of the Closing and the termination of this Agreement pursuant to Article 6, the number of issued and outstanding Common Shares or the number of common shares issuable pursuant to the conversion or exchange of other securities (including debt securities) convertible or exchangeable into or exercisable for Common Shares shall have been changed into a different number of Common Shares or securities or a different class by reason of any reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or a share dividend with a record date within such period shall have been declared, or if the representations and warranties set forth in Schedule B2(a), (b), (d), (g) and (h) (Capital Structure) shall not be true and correct in any respect, then the number of Purchased Shares and the number of Underlying Shares shall be equitably adjusted to provide Purchaser the same economic effect as contemplated by this Agreement prior to such event or failure to be true and correct; provided, however, that nothing in this Section 2.5 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms of this Agreement.

(b) If, between execution and delivery of this Agreement and the Closing, the Company declares, sets aside, makes or pays any dividend or other distribution, the portion of the Securities Purchase Price allocated in respect of the Purchased Shares shall be reduced by an amount equal to the amount of the dividend or other distribution multiplied by the fraction the numerator of which is the number of Purchased Shares and the denominator of which is the total number of issued and outstanding Common Shares immediately after the issuance of the Purchased Shares.

(c) If, between the execution and delivery of this Agreement and the Closing, any Common Shares shall have become outstanding which are not reflected in Schedule B2(a)(i) or in a Section of the Company Disclosure Letter responsive to Schedule B2(a)(i), the number of Common Shares subject to the Purchased Warrant shall be adjusted equitably such that the holder thereof shall, pursuant to the Purchased Warrant, have the right to subscribe for and purchase, acquire, accept and receive from the Company that number of Common Shares representing ten percent of the outstanding Common shares substantially contemporaneously with the issuance of the Purchased Shares at the Closing.

Section 2.6 The Closing. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 9:00 a.m. (New York time) on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 4 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Parties may agree in writing.

ARTICLE 3

REPRESENTATION AND WARRANTIES

Section 3.1 Representations of Purchaser and Parent. Except as set forth (a) in the reports, forms, proxy statements, registration statements and other statements, certifications and documents required to be filed by Parent with, or furnished by Parent to, the SEC pursuant to the Securities Act or the Exchange Act, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto filed or furnished on or after the Applicable Date and prior to the date of this Agreement and made available to the Company, but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature or (b) in the corresponding sections of the Purchaser Disclosure Letter (it being agreed that the disclosure of any item in any section of the Purchaser Disclosure Letter shall be deemed disclosure with respect to any other section to which the relevance of such item (based on the description thereof in the Purchaser Disclosure Letter) is reasonably apparent), Purchaser hereby represents and warrants to the Company as set forth in Schedule A and Parent represents and warrants to the Company as set forth in Schedule A1 and Schedule A8.

Section 3.2 Representations and Warranties of the Company. Except as set forth (a) in the Disclosure Record on or after the Applicable Date and prior to the date of this Agreement, but excluding in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature (“Excluded Disclosure”) or (b) in the corresponding sections of the

Company Disclosure Letter (it being agreed that the disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section to which the relevance of such item (based on the description thereof in the Company Disclosure Letter) is reasonably apparent), the Company hereby represents and warrants to Purchaser as set forth in Schedule B.

ARTICLE 4

CONDITIONS PRECEDENT

Section 4.1 Conditions of the Parties. The respective obligation of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) the Shareholder Approval shall have been obtained;

(b) the Regulatory Approvals shall have been obtained; and

(c) no Law (including, for the avoidance of doubt, any Order) shall have been enacted or issued that is in effect and prohibits the Closing.

Section 4.2 Conditions of the Company. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of each of the following conditions:

(a) each of the representations and warranties of Purchaser set forth in Schedule A and the representations and warranties of Parent set forth in Schedule A1 and Schedule A8 shall have been true and correct as of the date of this Agreement and shall be true and correct as if made at the Closing (except to the extent that any such representation and warranty expressly speaks as of a different date or time, in which case such representation and warranty shall be true and correct as of such different date or time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality contained therein) that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser to consummate the transactions contemplated by this Agreement;

(b) each of Purchaser and Parent shall have complied with and performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) the Company shall have received at the Closing a certificate signed on behalf of Purchaser and Parent by an executive officer of Purchaser and Parent (in such executive officer’s individual capacity as such and not in his or her personal capacity and without any personal liability) to the effect that the conditions set forth in Section 4.2(a) and Section 4.2(b) have been satisfied; and

(d) except as expressly contemplated by Section 5.10, Purchaser or its applicable Affiliate shall have delivered a counterpart to each of the Transaction Documents to which Purchaser or any of its Affiliates is a party, in each case duly executed by Purchaser or its applicable Affiliate party thereto.

Section 4.3 Conditions of Purchaser. The obligations of Purchaser to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Purchaser at or prior to the Closing of each of the following conditions:

(a) the representations and warranties of the Company: (i) set forth in Schedule B10(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement; (ii) set forth in Schedule B2(a), (b), (d), (g) and (h) (Capital Structure) shall be true and correct as of the date of this Agreement and shall be true and correct as if made at the Closing (except to the extent that any such representation and warranty expressly speaks as of a different date or time, in which case such representation and warranty shall be true and correct as of such different date or time) other than de minimis inaccuracies or of inaccuracies resulting in de minimis impact (in each case after taking into account the impact of any actions taken by the Company pursuant to Section 2.5); (iii) set forth in Schedule B1(a) (Organization, Good Standing and Qualification), Schedule B3 (Corporate Authority; Approval and Fairness), Schedule B4(b)(i) (No Violations) and Schedule B20 (Brokers and Finders) (the representations and warranties contemplated by clause (ii) and this clause (iii) of this Section 4.3(a), collectively, the “Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as if made at the Closing (except to the extent that any such representation and warranty expressly speaks as of a different date or time, in which case such representation and warranty shall be true and correct as of such different date or time); and (iv) set forth in Schedule B (other than the representations and warranties contemplated by clauses (i), (ii) and (iii) of this Section 4.3(a)) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) as of the date of this Agreement and shall be true and correct as if made at the Closing (except to the extent that any such representation and warranty expressly speaks as of a different date or time, in which case such representation and warranty shall be true and correct as of such different date or time), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(b) the Company shall have complied with and performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, there shall not have occurred any Effect that has had or would reasonably be expected to result in a Material Adverse Effect and that remains in effect;

(d) Purchaser shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company (in such executive officer’s individual capacity as such and not in his or her personal capacity and without any personal liability) to the effect that the conditions set forth in Section 4.3(a) and Section 4.3(b) have been satisfied; and

(e) except as expressly contemplated by Section 5.10, the Company or its applicable Affiliate shall have delivered a counterpart to each of the Transaction Documents to which the Company or any of its Affiliates is a party, in each case duly executed by the Company or its applicable Affiliate party thereto.

ARTICLE 5

COVENANTS

Section 5.1 Company Circular; Other Regulatory Matters.

(a) Company Circular.

(i) Subject to the compliance of both Purchaser and Parent with the obligations set forth in Section 5.5(a), the Company shall promptly prepare and complete the Company Circular, together with any other documents required by applicable Law in connection with the Company Meeting and the transactions contemplated by this Agreement, and following pre-clearance thereof with the TSX, shall cause the Company Circular and such other documents to be filed with the Canadian Securities Regulators and sent to each Company Shareholder and other Person as required by Law, in each case, using all commercially reasonable efforts so as to permit the Company Meeting to be held by February 19, 2019.

(ii) The Company shall, assuming Purchaser and Parent have satisfied their obligations set forth in Section 5.5(a), use its reasonable best efforts to ensure that (A) the Company Circular complies as to form and substance in all material respects with the provisions of applicable Law and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting and (B) none of the information supplied by it, any of its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Company Circular shall, at the date of mailing to the Company Shareholders, at the time of the Company Meeting or of the filing with the Canadian Securities Regulators (as applicable), contain any Misrepresentation; provided, however, that (1) the Company assumes no responsibility with respect to information supplied by or on behalf of Purchaser, Parent, any of its or their respective Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Company Circular and (2) Purchaser and Parent assume no responsibility with respect to information supplied by or on behalf of the Company, its Subsidiaries and its and their respective Representatives for inclusion or incorporation by reference in the Company Circular.

(iii) The Company shall (A) provide Purchaser, Parent and its and their respective Representatives with a reasonable opportunity to review and comment on drafts of the Company Circular and other documents and communications (including any notices or applications to the TSX) related to the Company Meeting prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Authority and dissemination of such documents or communications to the Company Shareholders and any other Persons required by applicable Law to receive the Company Circular and such other documents and communications and (B) include in the Company Circular and such other documents and communications related to the Company Meeting all comments reasonably and promptly proposed by Purchaser, Parent and its and their respective Representatives and the Company agrees that all information relating to Purchaser, Parent, their respective Subsidiaries and its and their respective Representatives included in the Company Circular shall be in form and content satisfactory to Parent, acting reasonably; provided, that the Company shall not have such obligations with respect to any Company Circular and other documents or communications pursuant to which a Change of Recommendation is made in accordance with Section 5.8.

(iv) If at any time prior to the Company Meeting, any information relating to the Parties, or any of their respective Subsidiaries or any of its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Company Circular, so that the Company Circular would not include any Misrepresentation, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall, as and to the extent required by applicable Law, promptly (A) prepare (with the assistance of Purchaser and Parent) an amendment or supplement to the Company Circular and (B) thereafter, assuming Purchaser and Parent have satisfied their obligations set forth in Section 5.5(a), cause the Company Circular as so amended or supplemented to be filed with the Canadian Securities Regulators and to be disseminated to the Company Shareholders and other Persons as required by applicable Law.

(v) Without limiting the generality of the provisions of Section 5.2, the Company shall promptly notify Purchaser and Parent of the receipt of any substantive comments from the TSX or the Canadian Securities Regulators with respect to the Company Circular and of any request by the TSX or the Canadian Securities Regulators for any amendment or supplement to the Company Circular or for additional substantive information, and shall as promptly as practicable following receipt thereof provide Purchaser and Parent copies of all material and substantive correspondence between the Company and/or any of its Representatives and the TSX or the Canadian Securities Regulators with respect to the Company Circular, and provide Purchaser, Parent, and its and their respective Representatives a reasonable opportunity to participate in any substantive discussions or meetings with the TSX or the Canadian Securities Regulators (or portions of any such discussions or meetings that relate to the Company Circular); provided that the Company shall not have such obligations with respect to any Company Circular and other documents and communications relating to a Change of Recommendation made in accordance with Section 5.8. The Company, with the assistance of Purchaser and Parent, shall, subject to the requirements of Section 5.1(a)(iii) and assuming Purchaser and Parent has satisfied its obligations set forth in Section 5.5(a), (A) use its commercially reasonable efforts to promptly provide responses to the TSX or the Canadian Securities Regulators with respect to any comments and received on the Company Circular by the TSX or the Canadian Securities Regulators and any requests by the TSX or the Canadian Securities Regulators for any amendment or supplement to the Company Circular or for additional information, and (B) cause the revised Company Circular to be mailed as promptly as practicable after the date the TSX or the Canadian Securities Regulators confirms the TSX or the Canadian Securities Regulators does not intend to review the preliminary Company Circular or advises that it has no further comments thereon or that the Company may commence mailing the Company Circular.

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 5.1(a), Section 5.2, Section 5.3 and Section 5.7, and subject to the other terms and conditions of this Section 5.1(b), the Parties shall cooperate with each other and shall use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on their respective parts under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and delivering or submitting, as promptly as practicable after the date of this Agreement, documentation to effect the expirations of all waiting periods under applicable Law and make with and obtain from, any Governmental Authority, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the Company Approvals and the Purchaser Approvals.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 5.1(b)(i), Purchaser and Parent shall and shall cause their respective Subsidiaries, as applicable, to:

(A) prepare and file, with respect to the transactions contemplated by this Agreement, an application for review under the Investment Canada Act within twelve Business Days after the date of this Agreement or such later date as the Parties may agree and provide the Company with a final copy of such filing; and

(B) enter into reasonably necessary undertakings with the responsible Minister in order to obtain Investment Canada Act Approval prior to the Outside Date, where reasonably necessary undertakings refer to undertakings customary for transactions of this size and nature.

(iii) Without limiting the generality of, and in furtherance of the provisions of Section 5.1(b)(i), Purchaser and Parent shall and shall cause their respective Subsidiaries, as applicable, to, and the Company shall and shall cause its Subsidiaries, as applicable, to:

(A) not, without the prior written consent of the other Party or Parties, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), (1) cause any filing, delivery or submission contemplated by Section 5.1(b)(i) or Section 5.1(b)(ii)(A) applicable to it to be withdrawn, refiled, or redelivered or resubmitted for any reason, including to provide the applicable Governmental Authorities with additional time to review any or all of the transactions contemplated by this Agreement or (2) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority; and

(B) provide to each Governmental Authority non-privileged or protected information and documents requested by any Governmental Authority or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request, and each shall provide the other with copies of any such information and documents.

(iv) Cooperation. None of the Parties shall permit any of its or its Subsidiaries’ Representatives to participate in any discussions or meetings with any Governmental Authority in respect of any documentation to effect the expiration of any waiting period under applicable Law or make with or obtain from any Governmental Authority, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the Company Approvals and the Purchaser Approvals, or any investigation or other inquiry by a Governmental Authority relating thereto, unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend thereat. Separate and apart from and without limiting the rights and obligations set forth in Section 5.1(a), Purchaser and Parent shall have the right to direct all matters related to the matters contemplated by Section 5.1(b)(ii) with respect to any Governmental Authority consistent with its obligations hereunder; provided, that the Parties shall have the right to review in advance and, to the extent practicable, each shall consult with the other on and consider in good faith the views of the other in connection with, all the information (including information relating to Purchaser and Parent, on the one hand, or the Company, on the other hand, any of their respective Subsidiaries and any of its or their respective Representatives) that appears in any filing made with, or written materials delivered or submitted to any Governmental Authority in connection with the transactions contemplated by this Agreement.

Section 5.2 Status and Notifications. Separate and apart from and without limiting the rights and obligations set forth in Section 5.1(a)(v), the Parties shall keep each other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including as promptly as practicable notifying the other of any substantive or material notices or communication from or with any other Governmental Authority and as promptly as practicable furnishing the other with copies of notices or other communications received by Purchaser, Parent or the Company, as the case may be, or any of its Subsidiaries from any third party, including any Governmental Authority, with respect to such transactions.

Section 5.3 Third-Party Consents. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser acknowledges and agrees that in connection with the transactions contemplated by this Agreement, certain notices, acknowledgments, waivers and consents from third parties and amendments or other modifications to Contracts to which the Company and/or a Subsidiary thereof is a party may be required and that such notices, acknowledgments, waivers and consents and contract amendments or other modifications have not been given, obtained or effected, as the case may be; provided, that prior to the Closing, the Company shall (a) reasonably cooperate with Purchaser, upon the reasonable request of Purchaser, in connection with giving, obtaining or effecting, as applicable, any such notices, acknowledgments, waivers or consents and Contract amendments or other modifications, (b) use its commercially reasonable efforts to take or cause to be taken all actions necessary or advisable to give, obtain or effect, as applicable, the notices, acknowledgments, waivers and consents from third parties, and amendments and other modifications to Material Contracts, which are required by Material Contracts in connection with the consummation of the transactions contemplated by this Agreement, and (c) keep Purchaser reasonably informed on a reasonably current basis of the status of such efforts, including with respect to related communications with third parties; provided, further, that no representation, warranty or covenant of the Company set forth in this Agreement shall be breached or deemed breached, and no condition, including those set forth in Article 4 shall be deemed not satisfied, as a result of the failure to give, obtain or effect, as applicable, any such notices, acknowledgments, waivers or consents and Contract amendments or other modifications.

Section 5.4 Company Meeting.

(a) Subject to Section 5.8, the Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene and hold the Company Meeting as promptly as practicable after the date of this Agreement (but, subject to Section 5.4(b), in any event no later than February 19, 2019) to consider and vote upon (i) the Approval Resolution, (ii) the election of the Purchaser Nominees to the Company Board, effective as of the Closing, to hold office until the close of the next annual meeting of the Company Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Organizational Documents of the Company, the Investor Rights Agreement and applicable Law, and (iii) for any other proper purpose as may be set out in the Company Circular and agreed to by the Parties, acting reasonably, and to cause such votes to be taken.

(b) The Company Meeting shall not be postponed, recessed or adjourned by the Company without Purchaser’s prior written consent; provided, that: (i) the Company may postpone, recess or adjourn the Company Meeting, (A) to the extent, in the Company’s reasonable judgment required by applicable Law or necessary to ensure that any required supplement or amendment to the Company Circular is delivered to the Company Shareholders or such other Persons required to receive the Company Circular by applicable Law for the amount of time required by applicable Law in advance of the Company Meeting, or (B) if as of the time for which the Company Meeting is originally scheduled, as set forth in the Company Circular (the “Original Date”), or any date that the Company Meeting is scheduled to be held thereafter in accordance with the terms of this Section 5.4, the Company reasonably believes there will be insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to obtain the Shareholder Approval, so long as in each case that the Company exercises its right under this Section 5.4(b) to postpone, recess or adjourn the Company Meeting, the Company shall have provided prior written notice to Purchaser; and (ii) if the Company delivers a notice of an intent to make a Change of Recommendation within the five Business Days prior to the Original Date or any date that the Company Meeting is scheduled to be held thereafter in accordance with the terms of this Section 5.4, if directed by Purchaser, the Company shall as promptly as practicable thereafter postpone, recess or adjourn the Company Meeting for up to ten Business Days in accordance with Purchaser’s direction. The Company Meeting shall be postponed, recessed or adjourned by the Company upon request by Purchaser if on the Original Date, or any date that the Company Meeting is scheduled to be held thereafter in accordance with the terms of this Section 5.4, Purchaser reasonably believes there will be insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to obtain the Shareholder Approval. Notwithstanding anything to the contrary set forth in this Agreement but subject to this Section 5.4(b), in no event shall the Company Meeting be postponed, recessed or adjourned (x) more than ten days in connection with any one postponement, recess or adjournment, (y) more than an aggregate of sixty days from the Original Date or (z) to a date after the Outside Date.

(c) Subject to Section 5.8, the Company shall use its reasonable best efforts to obtain the Shareholder Approval and to have the Purchaser Nominees duly elected to the Company Board effective as of the Closing, including the solicitation of proxies therefor, through a proxy solicitation services firm (selected jointly by Purchaser and the Company), following the Company Circular being filed with the Canadian Securities Regulators and sent to each Company Shareholder and other Person as required by Law in accordance with Section 5.1(a)(i).

(d) Notwithstanding anything to the contrary set forth in this Agreement, unless this Agreement is terminated pursuant to Article 6, and, to the extent required by the terms of this Agreement, the Company has paid to Purchaser or Parent the Termination Fee in accordance with Section 6.5(b), in the event that, after the date of this Agreement, the Company Board effects a Change of Recommendation, the Company shall nevertheless submit the matters contemplated by Section 5.4(a) (including for the avoidance of doubt the Approval Resolution and the election of the Purchaser Nominees to the Company Board, effective as of the Closing, to hold office until the close of the next annual meeting of the Company Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Organizational Documents of the Company, the Investor Rights Agreement and applicable Law) to the Company Shareholders at the Company

Meeting (or at any postponement, recess or adjournment thereof) without a recommendation of the Company Board or, if the Change of Recommendation is withdrawn, with the Company Board Recommendation.

(e) The Company shall (i) fix the date of the Company Meeting and the record date of the Company Meeting in consultation with Purchaser to ensure that each date is acceptable to both Purchaser and the Company, each acting reasonably and taking into account the dates contemplated by Section 5.4(a), and (ii) give notice to Purchaser of the Company Meeting and allow Purchaser’s Representatives to attend the Company Meeting.

(f) The Company agrees (i) to provide Purchaser and its designated Representatives reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing weekly voting reports and, during the last two weeks prior to the Company Meeting or any postponement, recess or adjournment thereof, daily voting reports) and (ii) to give written notice to Purchaser one day prior to the Company Meeting and on the day of, but prior to the Company Meeting, indicating whether as of such date, sufficient proxies to obtain the Shareholder Approval have been obtained.

(g) Notwithstanding anything to the contrary in this Agreement, once the Company has established a record date for the Company Shareholders entitled to vote at the Company Meeting, the Company shall not change such record date, unless (i) required by applicable Law, (ii) if necessary as a result of any postponement, recess or adjournment of the Company Meeting effected pursuant to Section 5.4(b) or (iii) with the prior written consent of Purchaser.

(h) The Company shall not waive the deadline for the submission of proxies by Company Shareholders for the Company Meeting without the prior written consent of Purchaser (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 5.5 Information and Access.

(a) The Parties each shall (and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause, their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Subsidiaries, directors, officers and shareholders or equity holders and such other matters as may be necessary or advisable in connection with the Company Circular or any other documentation to effect the expiration of all waiting periods under applicable Law and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of any Party or any of its Subsidiaries to or from any third party, including any Governmental Authority, in each case necessary or advisable in connection with the transactions contemplated by this Agreement and with respect to the information supplied by or on behalf of Purchaser, Parent, their respective Subsidiaries or their respective Representatives for inclusion or incorporation by reference in the Company Circular, none of such information shall, at the date of mailing to Company Shareholders and such other Persons required to receive the Company Circular by applicable Law, at the time of the Company Meeting or of filing with the Canadian Securities Regulators (as applicable), contain any Misrepresentation.

(b) In addition to and without limiting the rights and obligations set forth in Section 5.5(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Purchaser and its Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to its employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Purchaser and its Representatives all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by Purchaser; provided, however, that, subject to compliance with the obligations set forth in Section 5.5(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information and documents to the extent doing so would reasonably be expected (in the Company’s reasonable judgment) to result in (A) a violation of applicable Law, (B) the disclosure of any trade secrets in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any Contract with a third party (other than a Permitted Confidentiality Agreement), (D) a waiver of the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Claims or (E) the disclosure of any sensitive or personal information that would expose the Company or any of its Subsidiaries to the risk of obligation or liability, in any material respect; and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Purchaser or its Representatives unless and until such accountants have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants. All requests for such access or information made pursuant to this Section 5.5(b) shall be initially directed to the Person set forth in Section 5.5(b) of the Company Disclosure Letter, which Person may be replaced by the Company at any time by providing written notice to Purchaser, and any access granted in connection with a request made pursuant to this Section 5.5(b) shall be supervised by such Persons as may be designated by the Company from time to time and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

(c) In the event that the Company objects to any request submitted pursuant to Section 5.5(b) on the basis of one or more of the matters set forth in clause (i) of Section 5.5(b), it must do so by providing Purchaser and/or its Representative, in reasonable detail, the nature of what is being withheld and the reasons and reasonable support therefor, and prior to preventing such access or withholding such information or documents from Purchaser and its Representatives, the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of Section 5.5(b), including through the use of commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures, as promptly as practicable, to permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of Section 5.5(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations (without conceding anything of monetary or economic value, or requiring the payment of any consideration, fees or expenses to such third-party counterparties).

(d) Without limiting the generality of the other provisions of this Section 5.5, the Parties, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company, Purchaser or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company, Purchaser and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Parties; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(e) No access or information provided to any Party or any of its Representatives following the date of this Agreement, whether pursuant to this Section 5.5 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 5.1, Section 5.2, this Section 5.5 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Authority.

Section 5.6 Governance. Without limiting the generality of Section 5.4(c), (a) the Company agrees to take all actions necessary in order to, effective as of the Closing, have the Purchaser Nominees duly elected and appointed to the Company Board, each to hold office until the close of the next annual meeting of the Company Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Organizational Documents of the Company, the Investor Rights Agreement and applicable Law, and (b) Purchaser agrees to use its reasonable best efforts to obtain on behalf of or to cause the Purchaser Nominees to obtain all necessary security clearances under applicable Law to hold a directorship on the Company Board as of the Closing.

Section 5.7 Interim Operations.

(a) The Company shall, and shall cause each of its Subsidiaries to, from and after the execution and delivery of this Agreement and prior to the Closing (unless Purchaser shall otherwise approve in writing (such approval not to be unreasonably conditioned, withheld or delayed)), and except as otherwise expressly required or permitted by this Agreement or as required by applicable Law or requested by a Governmental Authority, conduct its business in all material respects in the Ordinary Course of Business and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use their respective commercially reasonable efforts to maintain its and its Subsidiaries’ relations and goodwill with key Governmental Authorities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, agents and business associates. Without limiting the generality of and in furtherance of the foregoing sentence, from the execution and delivery of this Agreement until the Closing, except as otherwise expressly required or permitted by this Agreement, required by applicable Law or requested by a Governmental Authority, as approved in writing by Purchaser (such approval not to be unreasonably conditioned, withheld or delayed) or set forth in the corresponding subsection of Section 5.7(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall, directly or indirectly:

(i) adopt or propose any change in its Organizational Documents;

(ii) change the number of directorships that constitute the Company Board as of the date of this Agreement or present a slate of directors to the Company Shareholders for election that is greater than or fewer than the number of directors that constitute the Company Board as of the date of this Agreement;

(iii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iv) (A) acquire assets outside of the Ordinary Course of Business from any other Person with a fair market value (reasonably determined by the Company) or purchase price in excess of, or (B) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries) in excess of

$5,000,000 in any individual transaction or series of related transactions or

$25,000,000 in the aggregate (it being understood that such aggregate limitation shall apply to all transactions contemplated by either clause (A) or (B)), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date, other than acquisitions of inventory or other goods in the Ordinary Course of Business pursuant to the terms of a Contract binding on the Company or any of its Subsidiaries in effect as of the date of this Agreement or entered into following the date of this Agreement in accordance with the terms of this Section 5.7;

(v) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract or other agreement, understanding or arrangement with respect to the voting of, any shares in the capital of the Company (including the Common Shares) or of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares, or any options, warrants or other rights of any kind to acquire any such shares or such convertible or exchangeable securities (other than the (A) issuance of shares by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (B) issuance of Common Shares in respect of Company Options outstanding as of the date of this Agreement or granted pursuant to clause (C), in each case, in accordance with their terms and, as applicable, the Stock Plans in effect on the date of this Agreement, (C) grant of up to 250,000 Company Options to employees (other than Executives) in the Ordinary Course of Business under the Stock Plans in effect as of the date of this Agreement (provided, however, that such Company Options shall not include any provisions regarding accelerated vesting in connection with a “change of control” (as defined in the applicable Stock Plan) or upon a termination of employment and the applicable award agreement shall clarify that any such provisions in the applicable Stock Plan do not apply to such Company Options), or (D) issuance of Common Shares pursuant to the terms and conditions of the Existing Warrants);

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any shares of its share capital (including, with respect to the Company, for the avoidance of doubt, the Common Shares), other than the withholding of Common Shares to satisfy the payment of the exercise price or withholding Tax obligations upon the exercise of Company Options outstanding as of the date of this Agreement or granted in accordance with Section 5.7(a)(v), in each case, in accordance with their terms and, as applicable, the Stock Plans as in effect on the date of this Agreement;

(vii) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for

(A) Indebtedness for borrowed money incurred in the Ordinary Course of Business not to exceed $1,000,000 individually and $5,000,000 in the aggregate or to fund expenditures expressly permitted by Section 5.7(a)(iv),

(B) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced or (C) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 5.7(a); provided that any Indebtedness that is extinguished in full prior to, or concurrently with, the Closing shall not be deemed to be a breach of this provision;

(viii) except as consistent with or reasonably related to, and not in excess of ten percent of the aggregate amounts of, with respect to the fiscal year ending December 31, 2018, the expenditures made in respect of the Company’s and its Subsidiaries’ operations during any one full month prior to the date of this Agreement for such fiscal year or the Company Budget (as applicable) or to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of the Company or its Subsidiaries, make or authorize any payment of, or accrual or commitment for, capital expenditures;

(ix) amend, supplement or otherwise modify any Company Budget, except for such amendments, supplements or other modifications to any Company Budget that would result in an increase of ten percent or less to the aggregate amounts set forth in any initial version of a Company Budget adopted by the Company Board;

(x) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than Contracts with customers or suppliers entered into in the Ordinary Course of Business and, for the avoidance of doubt, any Contracts entered into in connection with an action expressly permitted by any of the Subsections of this Section 5.7(a), including any amendment, supplement or other modification to an existing Contract, which are governed by Section 5.7(a)(xi);

(xi) other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 5.7(a)(vii), or, for the avoidance of doubt as contemplated by Section 5.8(g), terminate or amend, modify, supplement or waive in a manner that is materially adverse to the Company and its Subsidiaries (taken as a whole), or assign, convey, Encumber or otherwise transfer (including pursuant to the division of a limited liability company), in whole or in part, material rights or interest pursuant to or in any Material Contract, other than (A) expirations of any such Contract in the Ordinary Course of Business, and (B) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights, in each case, granted in the Ordinary Course of Business;

(xii) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries having in each case a value in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(xiii) amend any License contemplated by Schedule B6(b) in any material respect, or allow any such License to lapse, expire or terminate (except where the lapse, expiration or termination of any such License is with respect to a License that has become obsolete, redundant or no longer required by applicable Law);

(xiv) amend, modify, terminate, cancel or let lapse a material Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xv) other than with respect to Transaction Litigation, which shall be governed by Section 5.9, settle or compromise any Claim for an amount in excess of $500,000 individually or $2,000,000 in the aggregate during any calendar year, net of any amount covered by insurance, indemnification or existing reserves established in accordance with IFRS or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any Order that would materially and adversely restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a material violation of Law;

(xvi) make any changes with respect to accounting policies or procedures, except as required by changes in IFRS;

(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim, audit, assessment, dispute or other proceeding, surrender any right to claim a refund of a material amount of Taxes, request any ruling from any Governmental Authority with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to material Taxes or take any action with respect to Taxes which would be reasonably expected to result in a material increase in the Tax obligation or liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax obligation or liability of Purchaser, Parent or any of their respective Subsidiaries;

(xviii) transfer, sell, divest or otherwise dispose of or transfer, or permit or suffer to exist the creation of any Encumbrance upon, any properties or assets (tangible or intangible, including any Intellectual Property Rights), product lines or businesses material to the Company and its Subsidiaries (taken as a whole), including the share capital of any of its Subsidiaries, other than (A) in the Ordinary Course of Business, (B) sales of obsolete assets, (C) with respect to assets with a fair market value (reasonably determined by the Company) not in excess of $1,000,000 individually or $5,000,000 in the aggregate or (D) pursuant to the terms of any Contract that is in effect as of the date of this Agreement and a copy of which has been made available to Purchaser prior to the date of this Agreement;

(xix) cancel, abandon or otherwise allow to lapse or expire any Intellectual Property Rights that are owned by the Company or any of its Subsidiaries and are material to the businesses of the Company and its Subsidiaries as currently conducted, except, solely with respect to Intellectual Property Rights that have reached their date of final expiration or are otherwise not material to the businesses of the Company and its Subsidiaries, in the Ordinary Course of Business;

(xx) except as required pursuant to the terms of any Employee Plan in effect as of the date of this Agreement or as otherwise required by applicable Law, (A) increase the compensation or benefits payable to any director, employee or individual independent contractor of the Company or its Subsidiaries, (B) become a party to, establish, adopt, amend or otherwise modify or commence participation in any Employee Plan, other than amendments to Employee Plans that are health and welfare plans in the Ordinary Course of Business, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, (D) enter into any employment or severance agreement (excluding offer letters that provide for no severance entitlements in excess of those required by applicable Law) with any director, officer, employee or individual independent contractor, other than the entry into a severance agreement in the Ordinary Course of Business upon the termination of employment of an employee who is not an Executive, (E) enter into any change in control or retention agreement with any director, officer, employee or individual independent contractor, (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement, (G) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, (H) terminate the employment or service of any employee or individual independent contractor who is an Executive, other than for cause, or (I) hire any employee or individual independent contractor at the Executive level;

(xxi) engage in the production, cultivation, marketing, distribution or sale of Cannabis or any products derived from or intended to be used in connection with Cannabis or services intended to relate to Cannabis in the United States to the extent such activities remain prohibited under applicable Law; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Purchaser and Parent (i) shall not, and shall cause its Subsidiaries not to, take or fail to take any actions that would, individually or in the aggregate, reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement and (ii) shall comply with and satisfy the Parent Exclusivity Obligations.

(c) Nothing set forth in this Agreement shall give Purchaser or Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing or give the Company, directly or indirectly, the right to control or direct Purchaser’s, Parent’s or any of their respective Subsidiaries’ operations prior to the Closing.

Section 5.8 Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 6 and the Closing, except as expressly permitted by this Section 5.8, the Company shall not, and shall cause its Subsidiaries, its and its Subsidiaries’ directors and employees (including any officers) not to, and shall instruct its and its

Subsidiaries’ Representatives (who are not directors or employees (including any officers) thereof) not to:

(i) solicit, initiate, propose or knowingly encourage or otherwise knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 5.8 prohibit such discussions);

(iii) provide any non-public information or data concerning the Company or its Subsidiaries or access to the Company’s or its Subsidiaries’ properties, books and records to any Person or Persons acting Jointly/In Concert with each other in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(v) agree, authorize or commit to do any of the foregoing.

(b) No Solicitation Exceptions. Notwithstanding anything to the contrary set forth in Section 5.8(a), but subject to the provisions of Section 5.8(c), prior to the time, but not after, the Shareholder Approval is obtained, in response to an unsolicited, bona fide written Acquisition Proposal, the Company may:

(i) provide non-public and other information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request to the Person or Persons acting Jointly/In Concert with each other who made such an Acquisition Proposal; provided that (A) as promptly as practicable (but in any event within twenty-four hours of) the sharing of such information or data or the provision of such access, the Company or its applicable Subsidiary shall make available to Purchaser and its Representatives any such information, data or access not previously made available to Purchaser and its Representatives and (B) prior to providing any such information or data or access, the Company and the Person or Persons acting Jointly/In Concert with each other making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms that, taken as a whole, are at least as restrictive to such Person or Persons acting Jointly/In Concert with each other as the terms in the Confidentiality Agreement and the Parent Standstill Obligations are on Parent and its applicable Affiliates (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Persons acting Jointly/In Concert with each other regarding such unsolicited, bona fide written Acquisition Proposal, if, and only if, prior to taking any action described in each of clause (i) or this clause (ii) of this Section 5.8(b), the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available, and after consultation with its financial advisor, (A) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would be, or would reasonably be expected to be, inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within twenty-four hours) give notice to Purchaser if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal are received by the Company, its Subsidiaries or any of its or any of their respective Representatives, (ii) any non-public information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books or records is requested in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead an Acquisition Proposal, or (iii) any discussions or negotiations relating to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal are sought to be engaged in or continued with, the Company, its Subsidiaries or any of its or any of their respective Representatives. The notice contemplated in the preceding sentence shall set forth the material terms and conditions of any such Acquisition Proposal or inquiry, proposal or offer and the scope of such request (including, if applicable, correct and complete copies of any such written Acquisition Proposals, inquiries, proposals or offers, including proposed agreements, or requests (or where no such materials exist, a reasonably detailed written description thereof)), and thereafter shall keep Purchaser reasonably informed, on a prompt basis (but, in any event, within twenty-four hours) of the status and terms and conditions of any such Acquisition Proposals, inquiries, proposals or offers or requests (including copies or, if no such materials exist, reasonably detailed descriptions of, any amendments or supplements thereto) and the status of any such discussions or negotiations.

(d) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 5.8(d)(iii) and Section 5.8(e), none of the Company, the Company Board or any committee thereof shall:

(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Board Recommendation with respect to the transactions contemplated by this Agreement in a manner adverse to Purchaser;

(B) make any public statement in connection with the Company Meeting that is inconsistent with the Company Board Recommendation;

(C) fail to include the Company Board Recommendation in the Company Circular;

(D) at any time following receipt of an Acquisition Proposal, fail to reaffirm its approval or recommendation of this Agreement and the transactions contemplated by this Agreement as promptly as practicable (but in any event within forty-eight hours) after receipt of any written request to do so from Purchaser; or

(E) approve or recommend, or publicly declare advisable any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement.

(ii) Except as permitted by Section 5.8(d)(iii) and Section 6.3(b), neither the Company Board nor any committee thereof shall cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree, authorize or commit to do so.

(iii) Notwithstanding anything to the contrary set forth in this Section 5.8(d), prior to the time the Shareholder Approval is obtained, if there has been no breach of the Company’s obligations set forth in this Section 5.8, the Company Board may: (A) effect a Change of Recommendation if (1) an unsolicited, bona fide written Acquisition Proposal is received by the Company and has not been withdrawn, and (2) the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, a failure to effect a Change of Recommendation would be, or would reasonably be expected to be, inconsistent with the directors’ fiduciary duties under applicable Law and that such Acquisition Proposal constitutes a Superior Proposal; and/or (B) authorize the Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement); provided, however, that no such action may be taken unless and until: (I) the Company has given Purchaser written notice at least 120 hours in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and the basis therefor, and shall also include all information required by Section 5.8(c), mutatis mutandis, and with respect to such an Alternative Acquisition Agreement, a copy of the then-most current version of such Alternative Acquisition Agreement; (II) during the Notice Period, to the extent requested by Purchaser, the Company shall, and shall cause its Representatives to, negotiate in good faith with Purchaser and its Representatives to revise this Agreement so that conditions set forth in clause (A)(2) of this Section 5.8(d)(iii) would not be satisfied or such Alternative Acquisition Agreement would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement committed to by Purchaser and Parent in writing and any other information offered by Purchaser and Parent in response to such notice contemplated by clause (I) of this Section 5.8(d)(iii) prior to the end of the Notice Period, and shall have thereafter determined in good faith, after consultation with outside legal counsel, based on the information then available, and after consultation with its financial advisor, that a failure to effect a Change of Recommendation would continue to be, or would reasonably be expected to continue to be, inconsistent with the directors’ fiduciary duties under applicable Law and such Alternative Acquisition Agreement continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be (it being understood that any material revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 5.8(c) and this Section 5.8(d)(iii), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to 60 hours; provided, however, that, for the avoidance of doubt, no such new or revised Acquisition Proposal shall shorten the initial Notice Period).

(e) Certain Permitted Disclosure. Nothing set forth in this Section 5.8 shall prohibit the Company from (i) making any disclosure as required by Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids, (ii) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A under the Exchange Act or (iii) making any “stop, look and listen” communication of the type contemplated by Rule 14d- 9(f) under the Exchange Act; provided, however, that if any such disclosures or communications have the substantive effect of withdrawing, qualifying or modifying the Company Board Recommendation in a manner adverse to Purchaser, such disclosure or communication shall constitute a Change of Recommendation.

(f) Existing Discussions. The Company (i) agrees, that as of execution and delivery of this Agreement, it shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to execution and delivery of this Agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal and (ii) shall promptly (but in any event within forty-eight hours of the execution and delivery of this Agreement): (A) deliver a written notice to each such Person providing only that the Company (1) is ending all discussions and negotiations with such Person with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal and (2) if such Person has executed a confidentiality agreement in connection therewith, is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries, subject to the terms and conditions of such confidentiality agreement; and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g) Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 6 and the Closing, the Company shall not terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement; provided that, notwithstanding anything to the contrary set forth in this Agreement, the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, that based on the information then available the failure to take such action would be, or would reasonably be expected to be, inconsistent with the directors’ fiduciary duties under applicable Law.

Section 5.9 Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Closing (such litigation, other than, for the avoidance of doubt, any such litigation involving Claims initiated by Purchaser, Parent or any of their respective Affiliates, “Transaction Litigation”), the Company shall as promptly as practicable notify Purchaser of any Transaction Litigation and shall keep Purchaser reasonably informed with respect to the status thereof. The Company shall give Purchaser and its Representatives a reasonable opportunity to participate in the defense and/or settlement (at Purchaser’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and shall consider in good faith Purchaser’s and its Representatives’ advice with respect to such Transaction Litigation; provided, that the Company shall in any event control such defense and/or settlement and the disclosure of information to Purchaser and its Representatives in connection therewith shall be subject to the provisions of Section 5.5; provided, further, that (a) the Company shall provide Purchaser an opportunity to review and to propose comments to all filings or written responses to be made by the Company in connection with any Transaction Litigation, and the Company shall give reasonable and good faith consideration to any comments proposed by Purchaser, and (b) the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Purchaser (such consent not to be unreasonably conditioned, withheld or delayed).

Section 5.10 Transaction Documents.

(a) From and following the date hereof, the Parties: (i) shall negotiate, and shall cause to be negotiated, in good faith the definitive terms of one or more agreements with respect to the terms set forth on Exhibit C (the “Commercial Agreements”), which agreements shall also include, as applicable, such other terms and conditions customary for the transactions contemplated thereby; and (ii) shall use their respective commercially reasonable efforts to, as applicable, execute and deliver, or cause to be executed and delivered, the Commercial Agreements at the Closing, or as promptly as practicable thereafter. For the avoidance of doubt, execution and delivery of the Commercial Agreements at the Closing shall not be a condition to the Closing.

(b) Except as contemplated by Section 5.10(a), at the Closing, each of the Parties shall, and shall cause each of its Affiliates that will be a party to a Transaction Document to, execute and deliver each such Transaction Document it will be a party to and each Party shall fully cooperate in causing any other Person that will be a party to a Transaction Document to execute and deliver each such Transaction Document (it being understood that, except as contemplated by Section 5.10(a), each Transaction Document shall be executed and delivered at the Closing substantially in the form of each such Transaction Document attached hereto as an Exhibit).

Section 5.11 Company Budget. Prior to the Closing, the Company shall prepare and deliver to Purchaser a budget in respect of the Company’s and its Subsidiaries’ operations for the period from and including the Closing Date through the six-month anniversary thereof for approval (such approval not to be unreasonably conditioned, withheld or delayed) (it being understood that the Company shall, subject to applicable Law, consult with Purchaser in connection with the development of such budget) (such budget, if so approved, the “Post-Closing Budget”); provided that if such budget is not so approved, the “Post-Closing Budget” shall mean a budget in respect of the Company’s and its Subsidiaries’ operations for such six-month period the Company, in consultation with Purchaser, determines is reasonably necessary or advisable for the Company and its Subsidiaries to carry on its businesses as then-currently conducted.

Section 5.12 Financing Cooperation. Prior to the Closing, subject to Section 5.5(b) and Section 5.5(c), the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide all customary cooperation and all customary financial information, in each case that is reasonably requested by Purchaser or Parent in connection with any financing obtained or to be obtained by Purchaser or Parent for the purpose of financing the transactions contemplated hereby or any transaction undertaken in connection therewith (it being understood that the receipt of any such financing is not a condition to Closing under this Agreement); provided, however, that (a) no such cooperation shall be required to the extent it would (i) unreasonably disrupt the conduct of the Company’s or any of its Subsidiaries’ businesses, (ii) require the Company or its Subsidiaries to incur any fees, expenses or other liabilities prior to the Closing for which it is not previously or promptly reimbursed or simultaneously indemnified by Purchaser or Parent, (iii) be reasonably expected to cause any director, officer or other employee of the Company or any of its Subsidiaries to incur any personal liability, or (iv) require the Company to waive or amend any terms of this Agreement or any Material Contract; and (b) the Company and its Subsidiaries shall not be required in connection with such cooperation to (i) enter into or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation, that would be effective prior to the Closing or (ii) provide any indemnity prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Purchaser or Parent. Notwithstanding anything to the contrary set forth in this Agreement, the condition set forth in Section 4.3(b), as its applies to the Company’s obligations under this Section 5.12, shall be deemed satisfied unless the Company has Intentionally Breached its obligations under this Section 5.12 and such breach results in, or is a cause of, Purchaser’s or Parent’s failure to obtain any financing contemplated herein.

Section 5.13 Tax Covenants. The Company agrees that it will cooperate with Purchaser and Parent to eliminate or minimize any negative consequences (including, for the avoidance of doubt, the reduction of any deemed dividend, even if such cooperation results in a reduction in the paid-up capital of any shares of the Company or any other corporation for purposes of the Tax Act) to Parent, Purchaser and their Affiliates under the foreign affiliate dumping rules in subsection 212.3 of the Tax Act, and will timely file any elections, forms or designations thereunder requested by Purchaser or Parent in connection therewith. For the avoidance of doubt, the Company will timely file any form or election under paragraph 212.3(7)(d) of the Tax Act reasonably requested by Purchaser or Parent to eliminate or reduce any deemed dividend under section 212.3 of the Tax Act, and will take reasonable efforts to structure any investments made by it in a manner that does not result in a deemed dividend or a reduction of the paid-up capital of shares of any corporation as a result of subsection 212.3 of the Tax Act. If control of the Company is considered for purposes of the Tax Act to have been acquired by Parent, Purchaser or any of their Affiliates, the Company agrees to make the election in subsection 256(9) of the Tax Act in respect of such acquisition of control. The covenants in this Section 5.13 shall survive Closing and shall continue to apply as long as the application of section 212.3 is relevant to the direct or indirect investment of Parent, Purchaser or their Affiliates in the Company.

Section 5.14 Employee Benefits. The parties hereby agree to the covenants set forth in Section 5.14 of the Company Disclosure Letter.

ARTICLE 6

TERMINATION

Section 6.1 Termination by Mutual Written Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing, whether before or after the Shareholder Approval has been obtained, by mutual written consent of the Parties.

Section 6.2 Termination by Either Purchaser or the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing, by action of either the Company or Purchaser if:

(a) the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (Toronto time) on June 7, 2019 (the “Outside Date”); provided, however, that if the conditions to Closing set forth in Section 4.1(b) have not been satisfied or, to the extent permitted by applicable Law, waived on or prior to such date but all other conditions to Closing set forth in Article 4 have been satisfied or, to the extent permitted by applicable Law, waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date may be extended by any Party to a date not beyond September 7, 2019, and such date, as so extended, shall be the “Outside Date”; provided, further, that the right to terminate this Agreement or extend the Outside Date pursuant to this Section 6.2(a) shall not be available to any Party whose material breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of the Closing to occur on or before the Outside Date;

(b) the Shareholder Approval shall not have been obtained at the Company Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement; or

(c) any Order prohibiting the Closing shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 6.2(c) shall not be available to any Party whose material breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the imposition of such Order or the failure of such Order to be resisted, resolved or lifted.

Section 6.3 Termination by the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Purchaser or Parent set forth in this Agreement, or if any representation or warranty of Purchaser or Parent shall have become untrue following the date of this Agreement, in either case such that the conditions in Section 4.2(a) or Section 4.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of notice thereof by the Company to Purchaser and Parent describing such breach or failure and stating the Company’s intention to terminate this Agreement and (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 6.3(a) shall not be available to the Company if its breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of a condition to the consummation of the transactions contemplated by this Agreement or if Purchaser has the right to terminate this Agreement pursuant to Section 6.4(a); or

(b) at any time prior to the Shareholder Approval having been obtained, if

(i) the Company Board has authorized the Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 5.8(d)(iii) and (ii) the Company pays the Termination Fee to Purchaser immediately prior to or concurrently with such termination.

Section 6.4 Termination by Purchaser. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by Purchaser:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue following the date of this Agreement, in either case such that the conditions in Section 4.3(a) or Section 4.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of notice thereof by Purchaser to the Company describing such breach or failure and stating Purchaser’s intention to terminate this Agreement and (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 6.4(a) shall not be available to Purchaser if its breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of a condition to the consummation of the transactions contemplated by this Agreement or if the Company has the right to terminate this Agreement pursuant to Section 6.3(a);

(b) if the Company Board shall have effected a Change of Recommendation; or

(c) if the Company shall have committed a material breach of Section 5.8.

Section 6.5 Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 6.5(b), in the event of termination of this Agreement pursuant to this Article 6, this Agreement shall become void and of no effect with no obligation or liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, the provisions set forth in this Section 6.5, Article 1, Article 8, the representations and warranties set forth in Schedule A8 and Schedule B21, the provisions that substantively define any related defined terms not substantively defined in Section 1.1, and the Confidentiality Agreement shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either the Company, on the one hand, or Purchaser, on the other hand, pursuant to Section 6.2(a) or Section 6.2(b) and, in each case,

(A) a bona fide Acquisition Proposal shall have been publicly disclosed after the date of this Agreement and not publicly withdrawn (1) at least ten Business Days prior to the date of termination, with respect to any termination pursuant to Section 6.2(a) or (2) at least ten Business Days prior to the date of the Company Meeting (including any postponements, recesses or adjournments thereof taken pursuant to Section 5.4), with respect to termination pursuant to Section 6.2(b), and

(B) within twelve months after such termination, (1) the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to, or shall have consummated, or the Company Board shall have approved or recommended to the Company Shareholders, an Acquisition Proposal, or (2) there shall have been consummated an Acquisition Proposal with respect to the Company (in each case, with “fifty percent” being substituted in lieu of “five percent” in each instance thereof in the definition of “Acquisition Proposal” for this Section 6.5(b)(i)(B)), then the Company shall pay to Purchaser the Termination Fee by wire transfer of immediately available funds substantially contemporaneously with the entry by the Company or any of its Subsidiaries into such definitive agreement, or consummation, approval or recommendation to the Company Shareholders, whichever is earlier; or

(ii) by Purchaser pursuant to Section 6.4(b) or Section 6.4(c), then the Company shall pay to Purchaser the Termination Fee by wire transfer of immediately available funds within three Business Days following the date of such termination; or

(iii) by the Company pursuant to Section 6.3(b), then the Company shall pay to Purchaser the Termination Fee by wire transfer of immediately available funds pursuant to the terms and conditions set forth in Section 6.3(b).

(c) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 6.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 6.5, and, in order to obtain such payment, Purchaser commences a Claim that results in a Final Determination against the Company for the Termination Fee or any portion thereof, the Company shall pay to Purchaser its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Claim, together with interest on the amount of the fee at the prime rate of interest per annum quoted by the Bank of Montreal from time to time as its reference rate of interest for Canadian dollar demand loans made to its commercial customers in Canada and which the Bank of Montreal refers to as its “prime rate” in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment, and (iii) notwithstanding anything to the contrary set forth in this Agreement, the Parties hereby acknowledge that in the event that any Termination Fee or portion thereof becomes payable by, and is paid by, the Company, such payment shall be Purchaser’s and Parent’s sole and exclusive remedy for damages or relief pursuant to this Agreement; provided, however, such payment shall not relieve the Company from any liability or damages (including with respect to breaches of this Agreement pursuant to which the Termination Fee becomes payable) incurred or suffered by Purchaser or Parent to the extent such liability or damages were the result of or arise out of any fraud or any Intentional Breach of any representation, warranty, covenant or agreement in this Agreement occurring prior to such termination (in which case the aggrieved Party shall be entitled to all rights and remedies available in equity or at law).

ARTICLE 7

INDEMNIFICATION

Section 7.1 Survival.

(a) The representations and warranties in this Agreement or referenced in the certificates contemplated by Section 4.2(c) or Section 4.3(d) (and any rights arising out of any breach of such representations or warranties) shall survive the Closing; provided, that: (i) such representations and warranties, other than the Fundamental Representations and those set forth in Schedule B15 (Tax Matters), in each case, shall only survive the Closing for a period of two years from and including the Closing Date (other than those set forth in Schedule A8 (No Other Representations or Warranties) and Schedule B21 (No Other Representations or Warranties), which shall survive the Closing indefinitely); (ii) the Fundamental Representations, in each case, shall only survive the Closing for a period of five years from and including the Closing Date; and (iii) the representations and warranties set forth in Schedule B15 (Tax Matters), in each case, shall only survive the Closing for a period ending on the sixtieth day after the expiration of the applicable statute of limitations (taking into account valid extensions). Upon expiration of any such representation or warranty, subject to Section 7.1(c), any rights arising out of any breach of such representations or warranties shall expire and no Claims with respect thereto shall be made by any Person for indemnification under Section 7.2, Section 7.3 or otherwise thereafter.

(b) The covenants and agreements contained in this Agreement that require performance in full prior to the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing and expire one year after the Closing Date, and the covenants and agreements in this Agreement that by their terms apply or are to be performed, in whole or in part, after the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive for the period provided in such covenants and agreements, if any, or until fully performed or otherwise satisfied.

(c) The Parties hereby acknowledge and agree that (i) any claim for indemnification pursuant to this Article 7 or as otherwise contemplated by this Agreement must be asserted (A) in accordance with Section 7.6 with respect to any Third-Party Claim and (B) with respect to such other claims for indemnification, subject to the additional terms and conditions set forth in Section 7.5, in writing, with reasonable specificity as to the basis for such claim, the amount or the estimated amount of Losses sought, to the extent then ascertainable (which estimate shall not be conclusive of the final amount of the claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (such a writing, a “Notice of Loss”) and, in each case, actually received by the intended recipient prior to the expiration of the applicable survival period, (ii) the survival periods set forth in Section 7.1(a) and Section 7.1(b) are contractual statutes of limitations and (iii) any claim for indemnification pursuant to this Article 7 or as otherwise contemplated by this Agreement asserted in good faith and in accordance with clause (i) of this Section 7.1(c) shall not thereafter be barred by the expiration of such survival period until a Final Determination shall have been made with respect to such claim.

Section 7.2 Indemnification by the Company. Subject to the limitations set forth in Section 7.4, the Company hereby agrees that, from and after the Closing, the Company shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses actually suffered or incurred by any of the Purchaser Indemnified Parties, to the extent arising out of: (a) any inaccuracy in or breach of any of the representations and warranties of the Company in this Agreement, including references thereto in the certificate contemplated by Section 4.3(d), for the period such representations and warranties survive pursuant to Section 7.1 (provided that for purposes of determining the existence of any such inaccuracy or breach or the amount of any Losses with respect thereto, all such representations and warranties that are qualified as to materiality, “Material Adverse Effect” or other similar qualifiers as to materiality shall be deemed to be not so qualified, except with respect to the term “Material Contract”, the term “material” in Schedule B5(c)(i) and the term “material assets” in Schedule B11 and except with respect to the representations and warranties set forth in Schedule B9(a), Schedule B10, Schedule B12, and Schedule B16(a)); or (b) any breach of any covenant or agreement of the Company in this Agreement for the period such covenant or agreement survives pursuant to Section 7.1.

Section 7.3 Indemnification by Purchaser. Subject to the limitations set forth in Section 7.4, Purchaser hereby agrees that, from and after the Closing, Purchaser shall indemnify, defend and hold harmless the Company Indemnified Parties from and against any and all Losses actually suffered or incurred by any of the Company Indemnified Parties, to the extent arising out of: (a) those representations and warranties of Purchaser in this Agreement, including references thereto in the certificate contemplated by Section 4.2(c), for the period such representations and warranties survive pursuant to Section 7.1 (provided, that for purposes of determining the existence of any such inaccuracy or breach or the amount of any Losses with respect thereto, all such representations and warranties that are qualified as to materiality shall be deemed to be not so qualified); or (b) any breach of any covenant or agreement of Purchaser in this Agreement for the period such covenant or agreement survives pursuant to Section 7.1.

Section 7.4 Limitations.

(a) The Company shall not be liable to any of the Purchaser Indemnified Parties for any Losses pursuant to Section 7.2(a) (other than with respect to any Loss arising out of the Fundamental Representations and those representations and warranties set forth in Schedule B15 (Tax Matters)), including references thereto in the certificate contemplated by Section 4.3(d), unless the aggregate of all Losses therefrom for which the Company would otherwise be liable exceeds an amount equal to $17,821,000 (the “Deductible”), and then only for Losses in excess of the Deductible.

(b) The Company shall not be liable to any of the Purchaser Indemnified Parties pursuant to Section 7.2(a) for any individual Loss (or series of related Losses arising from a common set of facts), unless such individual Loss (or series of related Losses arising from a common set of facts) exceeds $250,000 (the “Mini-Basket”), and any such individual Losses (or series of related Losses arising from a common set of facts) not in excess of the Mini-Basket will not be aggregated for purposes of calculating the Deductible in Section 7.4(a). For the avoidance of doubt, for purposes of this Section 7.4(b), with respect to Tax matters, two or more Losses will be considered a series of related Losses arising from a common set of facts to the extent such Losses relate to the same underlying Tax matter or Tax reporting position, regardless of whether such Losses arise or are assessed (x) with respect to more than one taxable period, (y) in more than one jurisdiction, or (z) with respect to or against more than one taxpayer.

(c) In no event shall the Company’s aggregate obligation or liability to any of the Purchaser Indemnified Parties for Losses with respect to the matters contained in Section 7.2(a) (other than with respect to any Loss arising out of the Fundamental Representations and those representations and warranties set forth in Schedule B15 (Tax Matters)) exceed $213,848,000 (the “Cap”). No Party shall have any obligation or liability to any other Person under this Article 7 in excess of the Securities Purchase Price.

(d) Notwithstanding anything to the contrary set forth in this Agreement, no Purchaser Indemnified Party or Company Indemnified Party (each, an “Indemnified Party”) shall be entitled to indemnification, payment or reimbursement under any provision of this Agreement for any amount to the extent such Person has been indemnified, paid or reimbursed for such amount under any other provision of this Agreement or under any other agreement, arrangement or understanding.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not have any obligation or be liable for any Losses to the extent such Losses primarily arise out of any voluntary act, omission, transaction or arrangement carried out by or on behalf of Purchaser, Parent, any of their respective Subsidiaries or any of its or their respective Representatives (other than as expressly required by this Agreement); provided that, with respect to any Loss arising out of any inaccuracy in or breach of the representations and warranties set forth in Schedule B15 (Tax Matters), this Section 7.4(e) shall apply only to the extent that, at the time of such voluntary act, omission, transaction or arrangement that gave rise to such Loss, Purchaser or Parent had actual knowledge of such inaccuracy or breach or such inaccuracy or breach would have been reasonably expected.

(f) The Company shall not be liable to any of the Purchaser Indemnified Parties pursuant to Section 7.2(a) for any Taxes arising out of those representations and warranties set forth in Schedule B15 (Tax Matters) (other than those representations set forth in Schedule B15(c), the first sentence of Schedule B15(d), the second clause of the third sentence of B15(d) (beginning with “. . . no such Tax exemption . . .”) and Schedules B15(e), B15(f) and B15(g)) except to the extent that such Taxes are allocable to a Pre-Closing Tax Period. For purposes of determining the amount of Taxes allocable to any Pre-Closing Tax Period, the Straddle Period shall be considered to consist of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis.

(g) Each Indemnified Party shall use its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no obligation or liability for any portion of such Loss that reasonably could have been avoided had the Indemnified Party made such efforts. Without limiting the generality of the foregoing, after an Indemnified Party acquires knowledge of any fact or circumstance that results in or reasonably would be expected to result in an indemnified Loss or a Third-Party Claim for which the Indemnifying Party may have an obligation or liability to such Indemnified Party, such Indemnified Party shall notify the Indemnifying Party promptly and shall implement such reasonable actions as the Indemnifying Party shall request in writing for the purposes of mitigating the possible Losses arising therefrom. Notwithstanding the foregoing, this Section 7.4(f) shall not apply with respect to any Losses arising out of any inaccuracy in or breach of any representations and warranties set forth in Schedule B15 (Tax Matters).

Section 7.5 Direct Claim Indemnification Procedures. The Notice of Loss shall be provided to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss (other than in connection with or related to a Third-Party Claim). Notwithstanding anything to the contrary set forth in the first sentence of this Section 7.5, but subject to Section 7.1(c), any failure to provide the Indemnifying Party with a Notice of Loss, or any failure to provide a Notice of Loss as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss (other than in connection with or related to a Third-Party Claim, which shall be governed by the provisions of Section 7.6), shall not relieve any Indemnifying Party from any obligations that it may have to the Indemnified Party under this Section 7.5 except to the extent that the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to give such Notice of Loss. The Indemnifying Party shall have forty-five days following the receipt of a Notice of Loss to respond in writing to such Notice of Loss. If the Indemnifying Party fails to respond to a Notice of Loss in writing within forty-five days following the receipt thereof, the Indemnifying Party shall be deemed to have rejected the claims made in such Notice of Loss. If the Indemnifying Party affirmatively elects not to dispute a claim described in a Notice of Loss, then the amount of such claim, as set forth in such Notice of Loss, shall be deemed to be an obligation or liability of such Indemnifying Party payable pursuant to Section 7.9. If the Indemnifying Party timely responds in writing disputing any claim in a Notice of Loss, the Indemnifying Party and the Indemnified Party, for forty-five days following the Indemnified Party’s receipt of the Indemnifying Party’s written response, shall use their commercially reasonable efforts to settle (without an obligation to settle) the claims for indemnification set forth in the applicable Notice of Loss. If the Indemnifying Party and the Indemnified Party have not reached a settlement within such forty-five days, subject to Section 8.9, the Indemnifying Party and the Indemnified Party shall be entitled to seek enforcement of their respective rights under this Article 7.

Section 7.6 Third-Party Claim Procedures.

(a) In the event that any written claim, demand or other Claim for which an indemnifying party (an “Indemnifying Party”) may have an obligation or liability to any Indemnified Party under this Article 7 is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly (but in no event fewer than fifteen days prior to a scheduled appearance in a matter in which litigation has been initiated), notify the Indemnifying Party in writing of such Third-Party Claim with reasonable specificity as to the basis for such claims, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided that the failure of an Indemnified Party to provide such notice in a timely manner shall not affect its rights to indemnification under this Article 7 except to the extent that the Indemnifying Party has been actually prejudiced by such failure. The Indemnifying Party shall have thirty days (or such lesser number of days set forth in the Claim Notice as may be required by court proceedings in the event of a litigated matter) after receipt of the Claim Notice (the “Claim Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third-Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Claim Notice Period that it desires to defend the Indemnified Party against a Third- Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense (it being understood and agreed to by the Parties that the Indemnifying Party shall not be deemed to have assumed any obligation or liability with respect to such Third-Party Claim in the event the Indemnifying Party notifies the Indemnified Party of its desire to defend the Indemnified Party against a Third-Party Claim or in the event the Indemnifying Party assumes the defense of a Third-Party Claim); provided, that (i) any legal counsel selected by the Indemnifying Party shall be reasonably satisfactory to the Indemnified Party and (ii) the Indemnifying Party shall reasonably defend such Third-Party Claim and, to the extent it fails to do so, the Indemnified Party shall have the right, after the provision of written notice to the Indemnifying Party of such failure and the failure of the Indemnifying Party to cure such failure to reasonably defend such Third-Party Claim within thirty days of the receipt of such notice, to elect to assume such defense. Subject to the terms and conditions set forth in the foregoing sentence, (A) once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, at its expense, to participate in any such defense and to employ separate legal counsel of its choosing and (B) the Indemnified Party shall participate in any such defense at its expense unless the Indemnifying Party and the Indemnified Party are both named parties to the Claims and the Indemnified Party shall have reasonably concluded, based on the advice of outside legal counsel, that there are one or more legal defenses available to it that are different from or additional to those available to any Indemnifying Party or that representation of both parties by the same legal counsel would otherwise be inappropriate due to actual or potential differing interests between them, in which event the reasonable and documented fees and expenses of such separate legal counsel shall be paid by the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably conditioned, withheld or delayed), have the right to direct and control the defense of any Third-Party Claim (I) seeking the imposition of a consent order, injunction or decree that would adversely and materially restrict the future activity or conduct of the Indemnified Party or any of its Affiliates or (II) involving alleged criminal liabilities of the Indemnified Party or any of its Affiliates. The Indemnifying Party may not settle or otherwise dispose of any Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably conditioned, withheld or delayed, unless such settlement or other disposition includes only the payment of monetary damages (which are fully paid by the Indemnifying Party in accordance with the terms of this Article 7 (including for the avoidance of doubt, the limitations set forth in Section 7.4 and do not impose any payment requirements on the Indemnified Party)), does not impose any injunctive relief upon the Indemnified Party or any of its Affiliates, does not require any admission or acknowledgment of obligation or liability or fault of or violation of Law by the Indemnified Party and contains an unconditional release of the Indemnified Party in respect of such Third-Party Claim.

(c) If the Indemnifying Party elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, the Indemnified Party shall have the right, but not the obligation, to assume its own defense (it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim). The Indemnified Party shall not settle a Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably conditioned, withheld or delayed.

(d) Subject to Section 5.5, the Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records, other documents and employees and by keeping each other reasonably informed with respect to the status of such Third-Party Claim as either may reasonably request from time to time.

(e) Subject to Section 5.5, the Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, legal counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable privileges and protections (including attorney-client privilege, attorney work-product protections and confidentiality protections).

Section 7.7 Characterization of Indemnification Payments. All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to this Agreement shall be treated for U.S. and Canadian federal income Tax purposes as adjustments to the Securities Purchase Price, to the maximum extent permitted by Law. Except to the extent required by applicable Law, the Parties agree not to take any position inconsistent with such treatment on any Tax Return.

Section 7.8 Adjustment to Losses.

(a) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs or expenses incurred in connection with securing or obtaining such proceeds, shall be deducted. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article 7, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Party recovers full payment of the Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment are hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) Reimbursement. If an Indemnified Party recovers an amount from a third party (including under any insurance policy) in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article 7, the Indemnified Party shall promptly remit to the Indemnifying Party the amount, if any, by which (i) the sum of (A) the amount paid by the Indemnifying Party to such Indemnified Party in respect of such Loss plus (B) the amount received from the third party in respect of such Loss, exceeds (ii) the sum of (x) the full amount of the Indemnified Party’s Loss plus (y) any actual reasonable and documented costs or expenses incurred in connection with securing or obtaining such amount from such third party in respect of such Loss.

(c) Taxes. In calculating the amount of any Loss, there shall be (i) deducted an amount equal to any net reduction in the cash Tax liability of the Indemnifying Party that is actually realized as a result of such Loss in the taxable year in which such Loss is paid or accrued and (ii) added an amount equal to any Tax cost incurred by the Indemnified Party in connection with obtaining, receiving or accruing any indemnification payment related to such Loss (grossed up for any Taxes in respect of such additional amount).

Section 7.9 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article 7 by wire transfer of immediately available funds to the account or accounts designated by the Indemnified Party receiving such payment promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds to the account or accounts designated by the Indemnified Party receiving such payment, the amount of any Loss for which it is liable hereunder no later than thirty days following any Final Determination of such Loss and the Indemnifying Party’s obligation or liability therefor.

Section 7.10 Exclusive Remedy. Except in the case of (a) fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in this Agreement and in any instrument or other document delivered pursuant to this Agreement, or (b) any Intentional Breach of any representation, warranty, covenant or agreement in this Agreement occurring prior to the Closing, if the Closing occurs, the rights and remedies under this Article 7 and those expressly contemplated by Section 8.9 shall be the sole and exclusive rights and remedies and shall be in lieu of any and all other rights and remedies the Parties may have against each other under this Agreement and the transactions contemplated by this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed by telephone or otherwise or clearly evidenced. Such communications must be sent to the respective Parties at the following street addresses, facsimile numbers or email addresses or at such other street address, facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 8.1 (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address, facsimile number or email address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

If to the Company:

Cronos Group Inc.

720 King Street West

Suite 320

Toronto, Ontario M5V 2T3

Attention:     General Counsel

Telephone:   (416) 504-0004

Email:          [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     George J. Sampas

Telephone:   (212) 558-4000

Facsimile:    (212) 558-3588

Email:          [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention:     Tim Andison and Geoff S. Belsher

Telephone:   (416) 863-2400

Facsimile:   (416) 863-2653

Email:          [Redacted – Personal Information]

If to Purchaser or Parent:

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

Attention:     General Counsel

Telephone:   (804) 274-2200

Email:          [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:     Andrew J. Nussbaum and John L. Robinson

Telephone:   (212) 403-1000

Facsimile:    (212) 403-2000

Email:          [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre - West Tower

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention:     Robert Vaux and Jamie van Diepen

Telephone:   (416) 979-2211

Facsimile:    (416) 979-1234

Email:          [Redacted – Personal Information]

Section 8.2 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, (a) except as otherwise expressly provided herein and (b) except that (i) the filing fees and similar fees incurred with respect to the Company Approvals and Purchaser Approvals, and the Company Circular and (ii) the costs, fees and expenses incurred with respect to the Company Meeting and the printing and mailing of the Company Circular shall be shared equally by the Company, on the one hand, and Purchaser and Parent, on the other hand.

Section 8.3 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 8.4 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Letter, the Purchaser Disclosure Letter, the Exclusivity and Standstill Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing; provided, that reference to the Confidentiality Agreement shall be deemed to include Purchaser and Parent as if such Parties were added as a party thereto.

(b) In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules, the Company Disclosure Letter and the Purchaser Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter or the Purchaser Disclosure Letter (as the case may be)), on the other hand, the statements in the body of this Agreement shall control or (ii) any inconsistency between the statements in this Agreement, on the one hand, the Exclusivity and Standstill Agreement and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c) Each Party acknowledges the provisions set forth in Schedule A8 and Schedule B21, and without limiting such provisions, each Party additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement and notwithstanding the distribution, disclosure or other delivery to the other Party or the other Party’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any Claims relating thereto, other than those for (A) fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement or (B) any Intentional Breach of any representation, warranty, covenant or agreement in this Agreement.

Section 8.5 No Third-Party Beneficiaries. Except from and after the Closing, the Indemnified Parties pursuant to the provisions of Article 7, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (other than the Parties and the Indemnified Parties pursuant to the provisions of Article 7, but only to the extent expressly provided for therein and their respective successors, legal representatives and permitted assigns) any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 8.4, the right to rely upon the representations and warranties set forth in this Agreement.

Section 8.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise (including pursuant to the division of a limited liability company), without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations and any attempted or purported assignment or delegation in violation of this Section 8.6 shall be null and void; provided, however, that Purchaser may designate another Wholly Owned Subsidiary of Parent, so long as Purchaser provides the Company with advance written notice thereof, in which event all references to Purchaser in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Purchaser as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary of Parent as of the date of such designation; provided, that (a) any such designation shall not reasonably be expected (in the Company’s reasonable determination) to prevent or materially impair the consummation of the transactions contemplated by this Agreement or otherwise adversely affect the rights of the Company or the Company Shareholders under this Agreement in any respect and (b) no assignment, delegation or designation shall relieve Purchaser of any of its obligations pursuant to this Agreement unless the Parties enter into a novation.

Section 8.7 Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties.

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.8 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be in all respects governed by and construed and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of

Canada applicable therein, without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Subject to Section 7.5, each of the Parties agrees that: (i) it shall bring any Claim in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Court; and (ii) solely in connection with such Claims, it (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Court, (B) irrevocably waives any objection to the laying of venue in any such Claim in the Chosen Court, (C) irrevocably waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Claim in the manner provided in Section 8.1 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 8.8(b) or that any Order issued by the Chosen Court may not be enforced in or by the Chosen Court.

(c) Each Party acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Claim, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Claim, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 8.8.

Section 8.9 Injunctive Relief. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, subject to Section 6.5(c), Section 7.10 and Section 8.4(c) in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 8.8(b), in the Chosen Court without necessity of posting a bond or other form of security. Subject to Section 6.5(c), Section 7.10 and Section 8.4(c), in the event that any Claim should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 8.10 Non-Recourse. Other than in any Claim for fraud, this Agreement may only be enforced against, and any Claim in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement may only be brought against the Persons expressly named as parties hereto (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, shareholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, legal representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any obligation or liability for any obligation of any Party under this Agreement or for any Claim in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement; provided, however, that nothing in this Section 8.10 shall limit any obligation or liability of the Parties for breaches of the terms and conditions of this Agreement.

Section 8.11 Further Assurances. Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as may reasonably be required to carry out the provisions of this Agreement and to give effect to the transactions contemplated by this Agreement.

Section 8.12 Publicity. The initial press releases with respect to the transactions contemplated by this Agreement shall be mutually agreed to by the Company and Parent. Thereafter, the Company, Purchaser and Parent shall consult with each other, provide each other with reasonable opportunity for review and give due consideration to reasonable comment by each other, prior to issuing any press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service, TSX, NASDAQ or NYSE, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Purchaser or Parent’s response thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Authority regarding the Company Circular or any Company Approvals or Purchaser Approvals contemplated by Section 5.1, which shall be governed by the provisions of Section 5.1. In addition to the exceptions set forth in foregoing clauses (a) through (c) of the second sentence of this Section 8.12, each of the Parties (and Representatives thereof) may make any public statements, disclosures or communications permitted by Section 5.8 and in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Parties or to the extent that they have been reviewed and previously approved by both the Parties.

Section 8.13 Parent Guarantee. Parent hereby guarantees to the Company the full and timely payment and performance of the covenants, agreements, liabilities and obligations of Purchaser under this Agreement and each Transaction Document, including the obligations of Purchaser under Section 2.3. The guarantee set forth in this Section 8.13 is a guarantee of payment and performance, and not merely of collection, and Parent acknowledges and agrees that this guarantee is full and unconditional, and no amendment, modification, release or extinguishment of Purchaser’s obligations or liabilities, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee. Parent hereby waives, for the benefit of the Company, any right to require the Company, as a condition of payment or performance by Parent, to bring any Claim against Purchaser or pursue any other remedies whatsoever. Parent understands and acknowledges that the Company is relying on this guarantee and the representations and warranties set forth in the immediately following sentence in entering into this Agreement.

Section 8.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic transmission, including in portable document format (.pdf), shall be deemed as effective as delivery of an original executed counterpart of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

CRONOS GROUP INC.

By:	(signed) Michael Gorenstein
	Name:	Michael Gorenstein
	Title:	President and Chief Executive Officer

ALTRIA SUMMIT LLC

By:	(signed) Mary C. Bigelow
	Name:	Mary C. Bigelow
	Title:	Vice President and Secretary

ALTRIA GROUP, INC., solely for purposes of the Guaranteed Sections

By:	(signed) Kevin C. Crosthwaite, Jr.
	Name:	Kevin C. Crosthwaite, Jr.
	Title:	Senior Vice President and Chief Growth Officer

SCHEDULE A

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

1. Organization, Good Standing and Qualification.

(a) Purchaser, Parent and each of their respective Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser or Parent to consummate the transactions contemplated by this Agreement.

(b) Purchaser and Parent have made available to the Company correct and complete copies of Purchaser and Parent’s Organizational Documents that are in full force and effect as of the date of this Agreement.

2. Corporate Authority.

(a) Each of Purchaser and Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and each of the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby.

(b) Each of the Subsidiaries of Purchaser and Parent has all requisite corporate power and authority to execute, deliver and perform under each of the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated thereby.

(c) This Agreement has been duly executed and delivered by each of Purchaser and Parent and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Purchaser and Parent, enforceable against each of Purchaser and Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) Each of the Transaction Documents has been or will be duly executed and delivered by Purchaser, Parent and each of their respective Subsidiaries that is or will be a party thereto and, assuming the due execution by the Company and each of its Subsidiaries that is or will be a party thereto, constitutes or will constitute, as applicable, a valid and binding agreement of Purchaser, Parent and of each such Subsidiary thereof, enforceable against each of them in accordance with their terms, subject to the Bankruptcy and Equity Exception.

3. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices,

Schedule A-1

reports, consents, registrations, approvals, permits and authorizations (i) under the Investment Canada Act, (ii) pursuant to the Securities Act (Ontario), (iii) under the Exchange Act, (iv) required to be made with or from the NYSE and (v) under state securities and “blue sky” Laws, (vi) under the Cannabis Act (collectively, the “Purchaser Approvals”), no expirations of waiting periods under applicable Law are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Purchaser, Parent or any of their respective Subsidiaries with, nor are any required to be obtained by Purchaser, Parent or any of their respective Subsidiaries from, any Governmental Authority, in connection with the execution and delivery of and performance under this Agreement by Purchaser and Parent and the consummation of the transactions contemplated by this Agreement or the execution and delivery of and performance under the Transaction Documents by Purchaser, Parent and each of their respective Subsidiaries that is or will be a party thereto and the consummation of the transactions contemplated thereby, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser and Parent to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of and performance under this Agreement by Purchaser and Parent and the execution and delivery of and performance under the Transaction Documents by Purchaser, Parent and each of their respective Subsidiaries that is or will be a party thereto and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Purchaser, Parent or any of their respective Subsidiaries; or (ii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of Purchaser, Parent or any of its Subsidiaries pursuant to, any Contract not otherwise terminable by the other party thereto on 180 days’ or less notice binding upon Purchaser, Parent or any of its Subsidiaries, or, assuming (solely with respect to the performance under this Agreement and the Transaction Documents by Purchaser, Parent and each of their respective Subsidiaries that are or will be a party thereto and the consummation of the transactions contemplated hereby and thereby) compliance with the matters referred to in Schedule A3(a), under any Law to which Purchaser, Parent or any of its Subsidiaries is subject, except, in the case of clause (ii) of this Schedule A3(b), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser or Parent to consummate the transactions contemplated by this Agreement.

4. Litigation.

(a) As of the date of this Agreement there are no Claims pending or, to the Knowledge of Purchaser or Parent, threatened against Purchaser, Parent or any of their respective Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser or Parent to consummate the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, none of Purchaser, Parent or any of their respective Subsidiaries is a party to or subject to the provisions of any Order, except as would

Schedule A-2

not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser and Parent to consummate the transactions contemplated by this Agreement.

5. Interest in the Company and Competitors.

(a) None of Purchaser, Parent or any of their respective Subsidiaries own any voting securities of the Company or any of its Subsidiaries or own any voting securities of or controls, operates or is involved in any business that derives revenues from products, services or lines of business within the Company’s and its Subsidiaries’ products, services or lines of business and would reasonably be deemed to be competitive with the businesses of the Company and its Subsidiaries.

(b) None of Purchaser, Parent or any of their respective Subsidiaries is involved in any preliminary discussions or negotiations with respect to the acquisition of any business that derives revenues from products, services or lines of business within the Company’s and its Subsidiaries’ products, services or lines of business and would reasonably be deemed to be competitive with the businesses of the Company and its Subsidiaries.

6. Available Funds; Investment Intent.

(a) As of the Closing, Purchaser shall have available to it, or Parent will cause Purchaser to have available to it, funds sufficient to pay all amounts required to be paid by Purchaser and Parent in connection with the transactions contemplated by this Agreement.

(b) Purchaser is a U.S. resident and an “accredited investor” (within the meaning of SEC Rule 501 of Regulation D under the Securities Act). Purchaser is acquiring the Purchased Securities for its own account or for one or more separate accounts maintained by it for the benefit of one or more other accredited investors and for investment only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any intention of distributing or selling the Purchased Securities in violation of applicable Law. Purchaser acknowledges that the Purchased Securities and Underlying Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under applicable securities Law, except pursuant to an applicable exemption therefrom, without compliance with any other applicable Law, and in compliance with the terms and conditions set forth in the Investor Rights Agreement, which Purchaser acknowledges includes certain limitations with respect to the Purchased Securities, and the certificates and/or book-entry positions representing the Purchased Securities and Underlying Shares will initially bear the Legends.

7. Brokers and Finders. None of Purchaser, Parent, any of their respective Subsidiaries or any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except that Parent has employed Perella Weinberg Partners L.P. as its financial advisor, whose fees and expenses will be paid by Purchaser or Parent and there are no arrangements made by or on behalf of Purchaser, Parent or any of their respective Subsidiaries with any broker, finder or investment bank in connection with this

Schedule A-3

Agreement and the transactions contemplated by this Agreement for which the Company or any of its Subsidiaries could have any obligation or liability in a circumstance where the transactions contemplated by this Agreement are not consummated.

8. No Other Representations or Warranties.

(a) Except for the express written representations and warranties made by the Company in this Agreement and in any instrument or other document delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any such other representations or warranties and each of Purchaser and Parent acknowledge and agree that none of Purchaser, Parent, any of their respective Subsidiaries or any of its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Agreement and in any instrument or other document delivered pursuant to this Agreement; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Schedule A8(a), nothing in this Schedule A8(a) shall limit Purchaser or Parent’s remedies with respect to claims of fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in this Agreement and in any instrument or other document delivered pursuant to this Agreement or any Intentional Breach of any representation, warranty, covenant or agreement in this Agreement.

(b) Purchaser and Parent acknowledge and agree that, notwithstanding any other representations and warranties made by the Company in this Agreement, the representations and warranties set forth in: (i) Schedule B18 are the only representations and warranties made by the Company in this Agreement with respect to Intellectual Property Rights and technology matters; (ii) Schedule B12 are the only representations and warranties made by the Company in this Agreement with respect to employee benefits; (iii) Schedule B13 are the only representations and warranties made by the Company in this Agreement with respect to labor matters; (iv) Schedule B16 are the only representations and warranties made by the Company in this Agreement with respect to real property matters; (v) Schedule B15, sections (d) and (e) of Schedule B2, Schedule B9, and Schedule B12(d), (f), (g) and (h) are the only representations and warranties made by the Company in this Agreement with respect to Tax; and (vi) Schedule B14 are the only representations and warranties made by the Company in this Agreement with respect to Environmental Law and environmental matters.

Schedule A-4

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1. Organization, Good Standing and Qualification.

(a) The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company has made available to Purchaser and Parent correct and complete copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents that are in full force and effect as of the date of this Agreement.

2. Capital Structure.

(a) The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the Capitalization Date: (i) 178,714,423 Common Shares were issued and outstanding; (ii) warrants to acquire 25,457,623 Common Shares were issued and outstanding (the “Existing Warrants”); (iii) Company Options to purchase 12,862,111 Common Shares were issued and outstanding; and (iv) no Common Shares were reserved for issuance other than (A) 12,862,111 Common Shares reserved for issuance pursuant to the Stock Plans, (B) 25,457,623 Common Shares reserved for issuance upon the exercise of the Existing Warrants and (C) 14,674,903.68 Common Shares reserved for issuance pursuant to the Ginkgo Agreement, which number of Common Shares may be adjusted pursuant to the terms and conditions of the Ginkgo Agreement. Since the Capitalization Date and through the date of this Agreement, no Common Shares have been repurchased or redeemed or issued (other than with respect to the exercise of Company Options or tandem Share Appreciation Rights outstanding prior to the Capitalization Date and, pursuant to the terms of the applicable Stock Plan in effect on the date of this Agreement or the issuances of Common Shares as otherwise expressly permitted by this Agreement), and no Common Shares have been reserved for issuance and no Company Options have been granted, except for grants of Company Options in accordance with Section 5.7(a)(v) pursuant to the terms of the applicable Stock Plan in effect on the date of this Agreement.

(b) Other than the Existing Warrants, neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exercisable for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matters, respectively.

Schedule B-1

(c) Schedule B2(c) of the Company Disclosure Letter sets forth a correct and complete list of all outstanding Company Options as of the Capitalization Date, setting forth the number of Common Shares subject to each Company Option and the holder, grant date, vesting schedule and exercise or reference price with respect to each Company Option as applicable.

(d) Each Company Option (i) was granted in compliance with all applicable Laws and all the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise or reference price per Common Share equal to or greater than the fair market value of a Common Share on the date of such grant, (iii) has a grant date identical to the date on which the Company Board or Company Compensation Committee actually awarded such Company Option and (iv) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and as set forth in the Disclosure Record made available to Parent, respectively.

(e) Schedule B2(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); (iii) the jurisdiction of organization of each Subsidiary (and, if different, its jurisdiction of Tax residence); (iv) the holders of the equity interests in each Subsidiary; (v) whether an entity classification election pursuant to Treasury Regulations Section 301.7701-3 is in effect (and, if so, the classification so elected and the effective date of such election); and (vi) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest, direct or indirect, and the number and type of shares or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person or Persons’ ownership interest and the number and type of shares or other securities owned by such other Person or Persons in each such Subsidiary and the name of such other Person or Persons.

(f) Schedule B2(f) of the Company Disclosure Letter sets forth the Company’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any Person that is not a Subsidiary of the Company, other than equity securities in a publicly traded company or other entity held for investment by the Company or any of its Subsidiaries and consisting of less than one percent of the shares of such company or other entity.

(g) All of the outstanding shares or other securities of the Company (including, for the avoidance of doubt, the Common Shares), have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Upon the issuance of any Common Shares in accordance with the terms of the Stock Plans in effect on the date of this Agreement or as otherwise expressly permitted by this Agreement, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Each of the outstanding shares or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for any shares or other securities of any Non-Wholly Owned Subsidiaries owned by such Persons contemplated by Schedule B2(e)(vi)(B), owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance.

Schedule B-2

(h) Except as set forth Schedule B2(a), (c) and (g), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and each of the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, subject only to the Shareholder Approval being obtained and the Purchaser Nominees being duly elected by the Company Shareholders to the Company Board, effective as of the Closing.

(b) Each of the Company’s Subsidiaries has all requisite corporate power and authority to execute, deliver and perform under each of the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated thereby, subject only to the Shareholder Approval being obtained.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Purchaser and Parent, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) Each of the Transaction Documents has been or will be duly executed and delivered by the Company and each of its Subsidiaries that is or will be a party thereto and, assuming the due execution by Purchaser, Parent and each of its Subsidiaries that is or will be a party thereto, constitutes or will constitute, as applicable, a valid and binding agreement of the Company and each of its Subsidiaries, enforceable against each of them in accordance with their terms, subject to the Bankruptcy and Equity Exception.

(e) The Company Board has, at a duly called and held meeting: (i) unanimously (A) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of the Company and (B) resolved to recommend that the Company Shareholders vote in favor of the approval of the Approval Resolution (the “Company Board Recommendation”); (ii) unanimously directed that the Approval Resolution be submitted to the Company Shareholders for their approval; and (iii) received the opinion of its financial advisor, Lazard, to the effect that, subject to the qualifications and limitations contained therein, the Securities Purchase Price is fair from a financial point of view, as of the date of such opinion, to the Company.

4. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices,

Schedule B-3

reports, consents, registrations, approvals, permits and authorizations (i) under the Investment Canada Act, (ii) pursuant to the Securities Act (Ontario), (iii) under the Exchange Act, (iv) with or from NASDAQ and the TSX, (v) under state securities and “blue sky” Laws, (vi) under the Cannabis Act and (vii) any other approval, if any, set forth on Section 1.1(e) of the Company Disclosure Letter (collectively, the “Company Approvals”), no expirations of waiting periods under applicable Law are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Authority, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement or the execution and delivery of and performance under the Transaction Documents by the Company and each of its Subsidiaries that is or will be a party thereto and the consummation of the transactions contemplated thereby, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by the Company, the execution and delivery of and performance under the Transaction Documents by the Company and each of its Subsidiaries that is or will be a party thereto and the consummation of the transactions contemplated hereby and thereby, do not and/or will not: (i) assuming the Shareholder Approval is obtained, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; or (ii) with or without notice, lapse of time or both, constitute or result in a breach or violation of or default under, or cause or permit a termination or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any Material Contract, or, assuming (solely with respect to the performance under this Agreement and the Transaction Documents by the Company and each of its Subsidiaries that are or will be a party thereto and the consummation of the transactions contemplated hereby and thereby) the Shareholder Approval is obtained and compliance with the matters referred to in Schedule B4(a), under any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (ii) of this Schedule B4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5. Litigation.

(a) As of the date of this Agreement there are no Claims pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material Order.

(c) Schedule B5(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each Claim or Order that (i) upon a Final

Schedule B-4

Determination since the Applicable Date resulted in any material criminal sanctions to the Company or any of its Subsidiaries, (ii) since the Applicable Date, resulted in an Order requiring payments in excess of $250,000, in each case by or against the Company or any of its Subsidiaries or, in their capacity as such, any of their respective officers or directors, or (iii) since the Applicable Date, imposed any injunctive relief with respect to, or that has required the Company or any of its Subsidiaries to alter, its business practices in any material and adverse respect.

6. Compliance with Laws; Licenses.

(a) Compliance with Laws.

(i) Since the Applicable Date, (A) the businesses of the Company and each of its Subsidiaries have not been, and are not being, conducted in material violation of any applicable Law, including the CDSA, the Cannabis Act and the Controlled Substances Act and (B) neither the Company nor any of its Subsidiaries has received any written notice or correspondence or, to the Knowledge of the Company, any other communication from any Governmental Authority asserting any non-compliance with any applicable Law, including the CDSA, the Cannabis Act and the Controlled Substances Act, by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(iv) Since (A) the Applicable Date, the Company has been a reporting issuer in each of the Qualifying Provinces and has not been in default under the applicable securities Laws and has not taken any action to cease to be a reporting issuer in any of those Qualifying Provinces or received any written notification from any Canadian Securities Regulator concerning the reporting issuer status of the Company and (B) February 27, 2018, the Company has been a registrant with the SEC and has not been in default under the applicable securities Laws and has not taken any action to cease to be a reporting issuer with the SEC or received written notification from the SEC seeking to revoke the reporting issuer status of the Company.

(v) Since the Applicable Date, all Cannabis products sold by the Company or its Subsidiaries, at the time of sale by the Company or its Subsidiaries: (A) meet the applicable required specifications for the product; (B) are fit for the purpose

Schedule B-5

for which they are intended by the Company or its Subsidiaries and are of merchantable quality; (C) have been cultivated, processed, packaged, labelled, imported, tested, stored, transported and delivered in accordance with the applicable Licenses and all applicable Laws; (D) are not adulterated, tainted or contaminated and do not contain any substance affirmatively prohibited by applicable Law; (E) have been cultivated, processed, packaged, labelled, imported, tested, stored and transported in facilities authorized by the applicable Licenses in compliance with the terms of such Licenses; and (F) to the Knowledge of the Company, are marketed and promoted in material compliance with applicable Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(vi) Since the Applicable Date, none of the Company, its Subsidiaries or any of their respective directors, officers or employees, or to the Knowledge of the Company, consultants or agents has, directly or indirectly, (a) used or is using corporate funds for, offered or promised to pay, or authorized or ratified the payment of, any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (b) used or is using any corporate funds for, offered or promised to pay, or authorized or ratified the payment of illegal payments to, any foreign or domestic governmental officials or employees, (c) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada) or any Law of similar effect (including any anti-bribery, anti-corruption and anti-money laundering Law), or (d) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties. The Company and its subsidiaries (i) have instituted policies and procedures reasonably designed to ensure compliance with the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada) or any Law of similar effect (including any anti-bribery, anti-corruption and anti-money laundering Law) applicable to the Company or any of its Subsidiaries and

(ii) have not revoked such policies and procedures.

(b) Licenses. As of the date of this Agreement, (i) the Company and each of its Subsidiaries has obtained, holds or will hold and is in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and (ii) neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other communication from a Governmental Authority asserting any non-compliance with any such Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

7. Disclosure Record.

(a) Since the Applicable Date, the Company has filed or furnished on a timely basis with the applicable Canadian Securities Regulators and the SEC all material documents

Schedule B-6

required to be filed by the Company with such Canadian Securities Regulators and the SEC, as applicable.

(b) The Company has not otherwise completed any “significant acquisition” or “significant disposition,” nor, as of the date hereof, are there any “probable acquisitions” (as such terms are used in NI 44-101 and Form 44-101F1) that would require the filing of a business acquisition report.

(c) Each of the documents filed or furnished as part of the Disclosure Record since the Applicable Date and prior to the execution and delivery of this Agreement, at the time of its filing or being furnished, or with respect to any circular filed, on the date of the applicable meeting (or, if amended or supplemented, as of the date of the last such amendment or supplement), complied in all material respects with applicable securities Laws. Each of the documents filed or furnished as part of the Disclosure Record since October 10, 2018 and prior to the execution and delivery of this Agreement has complied in all material respects with the guidance set out in Staff Notice 51-357 of the Canadian Securities Administrators.

(d) No documents filed or furnished with Canadian Securities Regulators as part of the Disclosure Record since the Applicable Date and prior to the execution and delivery of this Agreement contains any Misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Canadian Securities Regulator or the SEC. To the Knowledge of the Company, there are no outstanding or unresolved comments in comments letters from any Canadian Securities Regulator or the SEC with respect to any part of the Disclosure Record and neither the Company nor any part of the Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Canadian Securities Regulator, the SEC, TSX or Nasdaq.

8. Disclosure Controls and Procedures and Internal Control over Financial Reporting.

(a) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) The Company and each of the Subsidiaries has implemented, maintains, and complies in all material respects with internal compliance programs designed to detect and prevent violations of any applicable Laws specific to the Cannabis industry.

(c) The auditors who reported on and certified the consolidated statement of financial position, statement of operations and comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2017 set forth in the

Schedule B-7

Disclosure Record were independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada at such time such auditors reported on and certified such financial statements and to the Knowledge of the Company, since the Applicable Date, there has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with any auditors of the Company.

(d) The responsibilities and composition of the Company’s audit committee comply with National Instrument 52-110 – Audit Committees and Rule 10A-3 under the Exchange Act.

9. Financial Statements; No Undisclosed Liabilities.

(a) Each of the consolidated statement of financial position, statement of operations and comprehensive income, statement of changes in equity and statement of cash flows set forth in the Disclosure Record since the Applicable Date: (i) was prepared or, in the case of those set forth in the Disclosure Record after the delivery and execution of this Agreement, will be prepared, in each case in accordance with IFRS, except as may be noted therein or in the notes thereto; and (ii) fairly presents or, in the case of those set forth in the Disclosure Record after the execution and delivery of this Agreement, will fairly present, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated statement of financial position set forth in the Disclosure Record prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated statement of financial position, or (iii) incurred in connection with actions taken pursuant to the terms of this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that, to the Knowledge of the Company, would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries that is required by IFRS to be set forth in a consolidated statement of financial position of the Company, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

10. Absence of Certain Changes.

(a) Since the Applicable Date and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business.

(b) Since the Applicable Date and through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Schedule B-8

11. Material Contracts.

(a) Except for this Agreement and except for Contracts that are filed as exhibits as part of the Disclosure Record on or after the Applicable Date and prior to the date of this Agreement and made available to Parent, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, without duplication:

(i) other than Contracts with employees, any Contract that is reasonably expected to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than $1,00,000 or

(B) aggregate payments to or from the Company and its Subsidiaries of more than

$3,000,000;

(ii) any Contract (other than those solely between or among the Company and any of its Wholly Owned Subsidiaries) relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000;

(iii) any Contract related to any settlement of any material Claims;

(iv) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a fifteen percent voting or economic interest, or any interest valued at more than $1,000,000 without regard to percentage voting or economic interest, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(v) any Contract relating to the, direct or indirect, acquisition or disposition of any material assets or business (whether by merger, sale of stock, sale of assets or otherwise) that was entered into after the Applicable Date;

(vi) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests or assets of any Person reasonably expected to result in payments with a value in excess of $1,000,000 in any twelve-month period;

(vii) any Contract that prohibits the payment of dividends or distributions in respect of the shares, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries, the pledging of the shares, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

Schedule B-9

(viii) any Contract that (A) restricts the ability of the Company or any of its Affiliates or, at or after the Closing, would restrict Parent or any of its Affiliates from (1) engaging in any business or competing in any business with any Person or (2) operating its business in any manner or location, or (B) would require the disposition of any material assets or line of business of the Company or its Affiliates or acquisition of any material assets or line of business of any Person or, at or after the Closing, Parent or any of its Affiliates; and

(ix) any other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (viii) of this Schedule B11(a) that if terminated or subject to a breach or default by any party thereto, would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (together with each Contract constituting any of the foregoing types of Contract described in clauses (i) through (viii) of this Schedule B11(a), a “Material Contract”).

(b) A correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to Purchaser and Parent.

(c) Except for expirations in the Ordinary Course of Business and in accordance with the terms of such Material Contract, each Material Contract (and those Contracts which would be Material Contracts but for the exception of being filed as exhibits as part of the Disclosure Record on or after the Applicable Date and prior to the date of this Agreement) is valid and binding on the Company and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) As of the date of this Agreement, there is no breach or violation of or default under any Material Contract (and those Contracts which would be Material Contracts but for the exception of being filed as exhibits as part of the Disclosure Record on or after the Applicable Date and prior to the date of this Agreement) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any such Contracts by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

12. Employee Benefits.

(a) To the extent required by applicable securities Laws of the Qualifying Provinces to be disclosed in the Disclosure Record, each plan, program, policy, agreement or arrangement providing for compensation, benefits, retirement, pension, bonus, stock purchase, profit sharing, stock option or other equity award, deferred compensation, severance or

Schedule B-10

termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the “Employee Plans”) is set forth in the Disclosure Record. Each Employee Plan has been established, registered (where required), administered, maintained and funded in all material respects with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations that are applicable to such Employee Plans. A correct and complete copy of each material Employee Plan required to be disclosed in the Disclosure Record in accordance with this clause (a) of this Schedule B12 (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to Purchaser and Parent prior to the date of this Agreement.

(b) All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Company and the Subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Company. There are no material Claims or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Authority or by any employee or dependent or beneficiary thereof by, or on behalf of or against any Employee Plan (except routine claims for benefits payable under the Employee Plans).

(c) There is no material agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit other than in the Ordinary Course of Business.

(d) During the immediately preceding six years, no liability under Section 302 or Title IV of ERISA has been incurred by the Company, its Subsidiaries or any other entity, trade or business that is, or was at the relevant time, a member of the group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries that has not been satisfied in full, and no condition exists that presents a risk to the Company, its Subsidiaries or any such entity, trade or business of incurring any such liability.

(e) No Employee Plan provides health insurance, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by applicable Law.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event (excluding exercise of the Purchased Warrant): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Employee Plan; (ii) increase the amount of any compensation or benefits otherwise payable by the Company or any of its Subsidiaries under any Employee Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits under any Employee

Schedule B-11

Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any of its subsidiaries; or (v) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Employee Plan.

(g) Neither the Company nor any of its Subsidiaries has any liability with respect to an Employee Plan which is a “registered pension plan” as defined in the Tax Act.

(h) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state, provincial or local Law relating to Tax).

13. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Claims by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) There is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees and equitable pay practices), and occupational safety and health.

14. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) since the Applicable Date, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) to the Knowledge of the Company, no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Materials which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to obligation or liability for any Hazardous Materials disposal or contamination on any third-party property; (iv) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to obligation or liability under any Environmental Law, which has not been resolved or is in the process of being timely resolved; and (v) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Authority or any indemnity or other agreement with any third party relating to obligations or liabilities under any

Schedule B-12

Environmental Law.

15. Tax Matters.

(a) All Taxes due and payable by the Company and the Subsidiaries have been duly and timely paid to the appropriate Taxing Authority, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. All Tax Returns required to be filed by the Company and the Subsidiaries have been duly and timely filed with all appropriate authorities and all such Tax Returns are complete and accurate and no fact or facts have been omitted therefrom which would make any of them misleading, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company and except as disclosed in the Company Disclosure Letter, no examination of any Tax Return of the Company or any Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and, as applicable, each of the Subsidiaries, have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no Encumbrances for Taxes on the assets of the Company or any of the Subsidiaries other than for Taxes not yet due and payable, and there are no audits, examinations, investigations or administrative or judicial proceedings concerning any Tax matters with respect to the Company or any of its Subsidiaries pending or being conducted or, to the Knowledge of the Company, that have been threatened in writing and except as disclosed in the Company Disclosure Letter, there are no Claims which have been or, to the Knowledge of the Company, may be asserted relating to any Tax Returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign). No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or any of its Subsidiaries are or may be subject to Tax by such jurisdiction. Neither the Company nor any of its Subsidiaries (i) is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction or (ii) is treated as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or a domestic corporation as a result of the application of Section 7874(b) of the Code. All Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder, non-resident or other third party have been duly and timely withheld and remitted to the appropriate taxing authority, and all applicable forms with respect thereto have been properly completed and timely filed or provided to the payee (in each case, as required by applicable Law). There is no outstanding waiver or extension of any statute of limitations with respect to the assessment or collection of material Taxes from the Company or any of the Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement or similar agreement with any Person, other than any such agreements solely between or among the Company and its Subsidiaries (excluding, in

Schedule B-13

each case, any commercial agreement entered into in the Ordinary Course of Business and not principally related to Taxes, such as a lease or credit agreement). Neither the Company nor any of its Subsidiaries (i) has been a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than a group of which the Company is the common parent) or (ii) has any liability for Taxes of any Person (or in connection with previously being, or ceasing to be, a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes), as transferee (including for purposes of section 160 of the Tax Act), successor or otherwise.

(d) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date or (ii) any action taken or transaction entered into before the Closing Date. The Company has provided Purchaser with true and correct copies of any Tax exemptions, Tax holidays or Tax incentive arrangements to which the Company or any of its Subsidiaries is a party. The Company and its Subsidiaries are in compliance with the requirements of any such Tax exemptions, Tax holidays or Tax incentive arrangements, and no such Tax exemption, Tax holiday or Tax incentive will be adversely affected by the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling from any Taxing Authority or entered into any closing agreement or other written agreement with a Taxing Authority regarding Taxes or Tax matters. The Company and each of its Subsidiaries has complied with all applicable rules regarding transfer pricing, including the execution and maintenance of documentation required to substantiate transfer pricing practices of the Company and its Subsidiaries.

(e) There are no circumstances existing which could result in the application of section 17, section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under Canadian provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course of Business, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Closing.

(f) The Purchased Securities will not be “taxable Canadian property” for purposes of the Tax Act at the time they are issued.

(g) The total fair market value of all the shares that are held directly or indirectly by the Company and are shares of foreign affiliates of the Company (for purposes of the Tax Act) is less than 75% of the total fair market value (determined without reference to debt obligations of any corporation resident in Canada in which the Company has a direct or indirect interest) of all of the properties owned by the Company.

16. Real Property.

(a) Schedule B16(a) of the Company Disclosure Letter sets forth a correct and complete list of all Owned Real Property and material Leased Real Property, together with (i) a

Schedule B-14

description of the principal functions conducted at each parcel of Owned Real Property and material Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and material Leased Real Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to Owned Real Property, (i) the Company or one or more of its Subsidiaries, as applicable, has sufficient title to such property, free and clear of any Encumbrance and (ii) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of or default under any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, (iii) no event has occurred that with or without notice, lapse of time or both, would prevent or materially impair the consummation of the transactions contemplated by this Agreement, and (iv) there are no written or oral subleases, concessions or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

17. Tangible Property.

(a) The Company and its Subsidiaries have sufficient title to, or a valid leasehold interest in, all the tangible properties and assets which it owns or leases or purports to own or lease, including all the tangible properties and assets reflected on the consolidated statement of financial position set forth in the Disclosure Record since the Applicable Date and prior to the date of this Agreement and made available to Parent.

(b) All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on the consolidated statement of financial position set forth in the Disclosure Record since the Applicable Date and prior to the date of this Agreement and made available to Parent, Encumbrances for current Taxes not yet due and other Encumbrances that do not materially impair the use of the property or assets subject thereto.

(c) The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient to carry on their respective businesses in all material respects as conducted as of the date of this Agreement, and the Company and its Subsidiaries are in possession of and have sufficient title to, or valid leasehold interests in or valid rights under Contract to use, such

Schedule B-15

machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to the respective businesses of the Company and each of its Subsidiaries, taken as a whole, free and clear of all Encumbrances, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

18. Intellectual Property.

(a) To the Knowledge of the Company, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property Rights used in and material to the conduct of their respective businesses as currently conducted. The foregoing sentence is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of other Persons.

(b) All Registered Intellectual Property Rights owned by the Company or its Subsidiaries (other than Registered Intellectual Property Rights constituting applications) and material to their respective businesses are subsisting and, to the Knowledge of the Company, valid and enforceable. Neither the Company nor any of its Subsidiaries has, within the three years prior to the date of this Agreement, received any unresolved written claim contesting the validity, enforceability or ownership of any such material owned Registered Intellectual Property Rights.

(c) Except as has not resulted in, and would not reasonably be expected to result in, material liability to the Company or any of its Subsidiaries, within the three years prior to the date of this Agreement, (i) the Company’s and its Subsidiaries’ conduct of their respective businesses has not, to the Knowledge of the Company, infringed, misappropriated or otherwise violated any enforceable Intellectual Property Rights of any Person, and (ii) neither the Company nor any of its Subsidiaries has received any written third-party claim alleging any such infringement, misappropriation or other violation. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any enforceable Intellectual Property Rights owned by the Company or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their material trade secrets, and to the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, none of their respective trade secrets have been disclosed to or discovered by any third party other than pursuant to reasonable terms of non-disclosure.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the information technology assets owned by the Company and its Subsidiaries operate and perform as required by the Company and its Subsidiaries in connection with their respective businesses and (ii) the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology and procedures in a manner that is substantially consistent with applicable industry practices.

Schedule B-16

19. Insurance. All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each Insurance Policy is in full force and effect, subject to the Bankruptcy and Equity Exception, and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any of the Insurance Policies or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

20. Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except that the Company has employed Lazard as its financial advisor, whose fees and expenses will be paid by the Company. The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Lazard is entitled to any fees, rights to indemnification and expenses in connection with any of the transactions contemplated by this Agreement (which Contracts may be redacted with respect to terms that do not relate to the transactions contemplated by this Agreement).

21. No Other Representations or Warranties. Except for the express written representations and warranties made by Purchaser and Parent in this Agreement and in any instrument or other document delivered pursuant to this Agreement, none of Purchaser, Parent or any other Person makes any express or implied representation or warranty with respect to Purchaser, Parent or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and Purchaser and Parent expressly disclaims any such other representations or warranties and the Company acknowledges and agrees that it has relied solely on the results of its and its Subsidiaries’ and its and their respective Representatives’ independent investigations, and none of the Company or any of its Subsidiaries or any of its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Purchaser and Parent or any of their respective Subsidiaries or any of its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Agreement and in any instrument or other document delivered pursuant to this Agreement; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Schedule B21, nothing in this Schedule B21 shall limit the Company’s remedies with respect to claims of fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by Purchaser or Parent in this Agreement and in any instrument or other document delivered pursuant to this Agreement or any Intentional Breach of any representation, warranty, covenant or agreement in this Agreement.

Schedule B-17

EXHIBIT A

FORM OF APPROVAL RESOLUTION

(attached)

EXHIBIT A

FORM OF APPROVAL RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1. The issuance by Cronos Group Inc. (the “Company”) to Altria Summit LLC (“Purchaser”) in a private placement transaction (the “Investment”) of (i) 146,220,892 common shares (“Common Shares”) in the capital of the Company (subject to adjustment in accordance with the terms of the Subscription Agreement (as defined below)) and (ii) one warrant (the “Warrant”) of the Company entitling the holder thereof, upon the valid exercise thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Common Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and to the terms and conditions of the warrant certificate (the “Warrant Certificate”) representing and evidencing the Warrant, including those relating to the adjustment of the number of Common Shares issuable upon the exercise of the Warrant), in each case subject to the terms and conditions of the subscription agreement, dated as of December 7, 2018, entered into by and among the Company, Purchaser and Altria Group, Inc. (“Parent”), as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms therein (the “Subscription Agreement”), which Investment could “materially affect control” (as defined in the Toronto Stock Exchange Company Manual, as amended) of the Company, and the performance by the Company of its obligations under the Subscription Agreement and the Warrant Certificate, all as more particularly described in the management information circular of the Company dated [•], [2018] (the “Company Circular”) filed in connection with special meeting of shareholders of the Company expected to be held on [•] [•], 2019 (the “Company Meeting”), as it may be amended, modified or supplemented from time to time in accordance with the Subscription Agreement, is hereby authorized and approved.

2. The Subscription Agreement and the transactions contemplated thereby, the actions of the directors of the Company in approving the Subscription Agreement, and actions of the directors and officers of the Company in executing and delivering the Subscription Agreement, and any amendments, modifications or supplements thereto, are hereby ratified, authorized and approved.

3. The execution and delivery of the Transaction Documents (as defined in the Subscription Agreement) and such other agreements, arrangements, documents and instruments necessary or desirable to consummate the transactions contemplated by the Subscription Agreement, if any, including but not limited to the investor rights agreement to be entered into by and among the Company, Purchaser and Parent (the “Investor Rights Agreement”), and the performance by the Company of its obligations under the Subscription Agreement, each of the Transaction Documents and such other agreements, arrangements, documents and instruments, if any, including, for certainty, the issuance of securities thereunder pursuant to the “Pre-Emptive Right”, the “Top-Up Right” or otherwise (each as more particularly described in the Company Circular), are hereby ratified, authorized and approved, as applicable.

5. Upon the closing of the Investment (the “Closing”) or as promptly as practicable thereafter, and subject to the election of the Purchaser Nominees (as defined in the Subscription Agreement) by the shareholders of the Company at the Company Meeting, (a) [•] and [•] shall hereby be removed as directors of the Company, and (b) the board of directors of the Company shall consist of the following seven individuals (and for greater certainty, at such time, any directors of the Company other than the following seven individuals shall hereby be removed as directors of the Company), each to hold office until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the Investor Rights Agreement and applicable law:

•	Michael Gorenstein

•	[Company Nominee]

•	[Company Nominee]

•	[Purchaser Nominee]

•	[Purchaser Nominee]

•	[Purchaser Nominee]

•	[Purchaser Nominee]

6. Any officer or director of the Company (each an “Authorized Signatory”) be and is hereby authorized and directed for and on behalf of the Company to execute and/or deliver or cause to be executed and/or delivered, under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Authorized Signatories determine may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and/or delivery of such document or instrument or the doing of any such act or thing.

7. Subject to the terms and conditions of the Subscription Agreement, notwithstanding the foregoing approvals, the directors of the Company be and are hereby authorized not to proceed with the Investment and the transactions contemplated by the Subscription Agreement.

8. The omission from these resolutions of any agreement or other arrangement contemplated by any of the agreements, arrangements, documents and instruments described in the foregoing resolutions or any action to be taken in accordance with any requirements of any of the agreements, arrangements, documents and instruments described in the foregoing resolutions shall in no manner derogate from the authority of any Authorized Signatory to take all actions necessary or desirable or required by applicable law to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions.

9. All actions previously taken by any Authorized Signatory in good faith and in connection with the transactions contemplated by the foregoing resolutions are hereby ratified, authorized and approved.

EXHIBIT B

FORM OF INVESTOR RIGHTS AGREEMENT

(attached)

EXHIBIT B

CONFIDENTIAL

INVESTOR RIGHTS AGREEMENT

by and between

CRONOS GROUP INC.

and

ALTRIA GROUP, INC.

Dated as of [•] [•], 2019

- i -

TABLE OF CONTENTS

(continued)

		Page
Section 7.9	Injunctive Relief	38
Section 7.10	Further Assurances	39
Section 7.11	Publicity	39
Section 7.12	Counterparts	39

- ii -

SCHEDULES

[Redacted – Schedule to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

Schedule 3 Registration Rights

[Redacted – Schedule to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

- iii -

INVESTOR RIGHTS AGREEMENT

This INVESTOR RIGHTS AGREEMENT, dated as of [•] [•], 2019 (this “Agreement”), is entered into by and between Cronos Group Inc., a corporation organized under the Laws of the Province of Ontario (the “Company”), and Altria Group, Inc. a corporation organized under the Laws of the Commonwealth of Virginia (“Altria” and, together with the Company, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, on the date hereof, the Company issued, sold and delivered to [Purchaser or its assignee at Closing], a [•] organized and existing under the Laws of [•] and a Wholly Owned Subsidiary of Altria (“Purchaser”), on a private placement basis, pursuant to the Subscription Agreement, dated as of December 7, 2018 (the “Subscription Agreement”), entered into by and between the Company, Purchaser and, solely for certain limited purposes set forth therein, Altria: (a) [•] Common Shares; and (b) a warrant (the “Purchased Warrant”) represented and evidenced by warrant certificate to purchase Common Shares (the “Purchased Warrant Certificate”), entitling Purchaser to subscribe for and purchase, acquire, accept and receive from the Company, [•] Common Shares (subject to adjustment pursuant to the terms and conditions of the Purchased Warrant Certificate), for an aggregate purchase price of $[•].

WHEREAS, the Parties each desire for Michael Gorenstein to remain the Chief Executive Officer of the Company and the Chair of the Company Board immediately from and following the consummation of the transactions contemplated by the Subscription Agreement (the “Closing”);

WHEREAS, as contemplated by the Subscription Agreement and subject to the terms and conditions set forth herein, the Parties each desire to record their agreement as to the manner in which the Company’s affairs shall be conducted and to grant to Altria certain rights with respect to its beneficial ownership of Common Shares; and

WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the parties to the Subscription Agreement to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND TERMS

Section 1.1 Certain Defined Terms. Whenever used in this Agreement, except as otherwise specifically provided herein, the following terms shall have the meanings set forth in this Section 1.1.

“Act” means the Business Corporations Act (Ontario).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, however, that: (a) with respect to the Company and its Subsidiaries, “Affiliate” at all times excludes any member of the Altria Group and any Person that directly or indirectly controls or is under common control with any member of the Altria Group (other than, from and following the Closing, the Company and its Subsidiaries); and (b) with respect to any member of the Altria Group and any Person that directly or indirectly controls or is under common control with any member of the Altria Group, “Affiliate” at all times excludes the Company and its Subsidiaries.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Anti-bribery Laws” has the meaning ascribed to such term in Section 5.1(a).

“Applicable Accounting Standard” means, IFRS, GAAP, or other accounting or financial reporting standards used by the Company as of the date or for the period at issue.

“Approved Company Agreement” has the meaning ascribed to such term in Section 5.4(a).

“Altria” has the meaning ascribed to such term in the Preamble.

“Altria Group” means, collectively, Altria, Purchaser and each of their respective controlled Affiliates.

“Altria Nominees” has the meaning ascribed to such term in Section 2.1(b)(ii).

“beneficially own” or any similar phrase means, with respect to Common Shares, having the power to vote or direct the vote of the Common Shares.

“Board and Audit Package” means all materials prepared for and delivered to the Company Board or the Company Audit Committee relating to the approval of the Company’s annual and quarterly financial statements and MD&A.

“Board Observer” has the meaning ascribed to such term in Section 2.1(h).

“Board Size” has the meaning ascribed to such term in Section 2.1(a).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, New York, New York or Richmond, Virginia are authorized or required by Law to close.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces of Canada except Québec.

“Cannabis” means: (a) any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, Marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower, or trichome; (b) any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof; (c) any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered for such purpose; (d) any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and (e) any other meaning ascribed to the term “cannabis” under applicable Law, including the CDSA and the Cannabis Act.

“Cannabis Act” means the Cannabis Act, S.C. 2018, c.16.

“Cannabis Opportunity” means, subject to Section 5.4(c), a business or commercial opportunity relating to the development, production, manufacturing, cultivation, advertising, marketing, promotion, sale and/or distribution of Cannabis or Related Products and Services, including licensing or sub-licensing of intellectual property with respect to Cannabis or Related Products and Services (it being agreed that no business or commercial opportunity within the express exceptions described in Section 5.4(c) shall constitute a “Cannabis Opportunity”).

“CDSA” means the Controlled Drugs and Substances Act, S.C. 1996, c. 19.

“Chosen Court” means the Ontario Superior Court of Justice (Commercial List).

“Claim” means any claim, cause of action, action, demand, lawsuit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Cleansing Announcement” means a public announcement which shall: (a) be prepared by the Company in consultation with Altria; and (b) contain the Cleansing Information.

“Cleansing Document” has the meaning ascribed to such term in Section 5.1(f)

“Cleansing Information” means all material non-public information relating to the Company or any of its Subsidiaries that: (a) has been provided to the Altria Group and/or the Altria Nominees; and (b) would, without a Cleansing Announcement, prevent the Altria Group from trading its Common Shares under applicable Laws.

“Closing” has the meaning ascribed to such term in the Preamble.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commercial Agreements” means, collectively, the following agreements to be entered into on the date hereof (a) [Commercial Agreement 1] (the “[Commercial Agreement 1]”); (b) [Commercial Agreement 2] (the “[Commercial Agreement 2]”); (c) [Commercial Agreement 3] (the “[Commercial Agreement 3]”); and (d) [Commercial Agreement 4] (the “[Commercial Agreement 4]”).1

“Common Equivalent Security” means (a) any Convertible Security and (b) any other security of the Company that, in the case of each of clause (a) and (b), entitles the holder thereof to vote together with the holders of the Common Shares as a single class.

“Common Share” means a common share in the capital of the Company, no par value, or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Audit Committee” means the audit committee of the Company Board.

“Company Board” means the board of directors of the Company.

“Company Nominees” means, in respect of a meeting of the Company Shareholders at which directors of the Company are to be elected, such individuals presented by management of the Company to the Company Shareholders for election as directors of the Company at such meeting, including, for the avoidance of doubt, each of the Altria Nominees.

“Company Related Person” means any Affiliate of the Company (other than any Subsidiary of the Company) and any Person who is a director, officer or other employee, general partner, partner, manager, principal or member of the Company, any of its Subsidiaries or any of their respective Affiliates, or any Affiliate of any of the foregoing.

“Company Shareholders” means the beneficial owners of Common Shares.

“Confidential Information” means any and all information about the Discloser or any of its Affiliates which is furnished by it or any of its Representatives to the Recipient or any of its Affiliates, whenever furnished and regardless of the manner in which it is furnished, and includes all Information, including information regarding the business and affairs of the Discloser and its Affiliates, their plans, strategies, operations, financial information (whether historical or forecasted), business methods, systems, practices, analyses, compilations, forecasts, studies, designs, processes, procedures, formulae, improvements, trade secrets and other documents and other information, prepared or furnished by the Discloser, an Affiliate of the Discloser or any of their Representatives, together with any reports, analyses, summaries, interpretations, compilations, forecasts, financial statements, memoranda, notes, studies or any other written or electronic materials prepared by or for a Recipient or a Representative thereof to the extent that they contain, incorporate, reflect or are based upon or generated from such information or derivatives thereof; provided, however, that Confidential Information shall not include, and no

1	Note to Form: Defined term to be revised in connection with the Closing to reflect the final list of Commercial Agreements.

obligation under Section 4.4 shall be imposed on, information that: (a) is or becomes generally known to the public, other than as a result of a breach of this Agreement by the Recipient, its Affiliates or their respective Representatives; (b) is or becomes available to the Recipient or its Affiliates, or was in the possession of the Recipient or its Affiliates, on a non-confidential basis from a third party; provided, that such third party obtained such information lawfully and is not and was not prohibited from disclosing such information; or (c) is independently developed by the Recipient or its Affiliates without reference to or use of the Confidential Information of the Discloser.

“Contract” means any legally binding contract, agreement, indenture, lease, deed of trust, license, option, instrument, arrangement, understanding or other obligation.

“Controlled Substances Act” means the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq.

“Convertible Security” means a security of the Company that is convertible or exercisable into or exchangeable for Common Shares, but excludes (a) any Incentive Security, (b) any Special Option, (c) any Right, and (d) the Pre-emptive Right.

“Currently Prohibited Jurisdiction” has the meaning ascribed to such term in Section 2.2(a)(viii).

“Discloser” means the Party or its Affiliate that discloses its Confidential Information to the other Party or its Affiliate (provided, that providing information directly to an Affiliate of a Party shall be deemed to be a provision of such information to such Party).

“Disclosure Record” means, collectively, all of the documents which have been, as applicable, filed or furnished on www.sedar.com by or on behalf of the Company, with or to the Canadian Securities Regulators pursuant to applicable Law or with or to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

“Excluded Person” means any Person set forth in Schedule 1.1(a) or any controlled Affiliate thereof.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exclusivity Termination Date” has the meaning ascribed to such term in Section 5.4(a)

“Exercise Notice” has the meaning ascribed to such term in Section 3.1(d).

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of

Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, applicable as of the date or for the period at issue.

“Ginkgo Agreement” means the Collaboration and License Agreement, dated as of September 1, 2018, by and between the Company and Ginkgo Bioworks, Inc.

“Governmental Authority” means any Canadian, U.S., non-U.S., non-Canadian or supranational government or governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including any stock exchange or other self-regulatory organization), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive, administrative or judicial entity or subdivision thereof, in each case of competent jurisdiction.

“Holder” means Altria or any Wholly Owned Subsidiary of Altria designated by Altria as the “Holder” from time to time.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable as of the date or for the period at issue, and in the case of the Company, as applied by the Company consistent with past practice.

“Incentive Security” means an option or other security of the Company convertible or exercisable into or exchangeable for Common Shares granted pursuant to any Share Incentive Plan.

“Independent” means an individual that: (a) is “independent” under (i) sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees and (ii) the rules of the NASDAQ; and (b) is not a director, officer or other employee of Altria, Purchaser or any of their respective Affiliates.

“Independent Committee” means a committee of the Company Board comprised solely of directors who are Independent.

“Industrial Hemp” has the meaning ascribed to such term and the term “hemp” under applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and under the Agricultural Marketing Act of 1946.

“Information” means: (a) know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures); (b) computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever; (c) any information of a scientific, technical, or business nature; (d) pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data and stability data; (e) process, horticultural and development information, results and data; (f) research, developmental and demonstration work; (g) data and data files; and (h) all other information, methods, processes, formulations and formulae (it being understood that “Information” may (i) be embodied in or on any media, including hardware, software and/or documentation and (ii) include elements of public or non-proprietary information, provided, that the compilation of such public or non-proprietary information with or without other proprietary information results in such compilation being considered as proprietary to the Person compiling such information).

“Law” means any Canadian, U.S., non-U.S., non-Canadian, federal, state, provincial, territorial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or any Order.

“Legends” has the meaning ascribed to such term in the Subscription Agreement.

“Marijuana” has the meaning ascribed to such term under applicable Law, including the Controlled Substances Act.

“MD&A” has the meaning ascribed to such term in Section 4.1.

“NASDAQ” means the NASDAQ Global Select Market, or if the Common Shares are no longer listed, traded or quoted thereon, any other securities exchange or quotation system on which the Common Shares are listed, traded or quoted.

“Notice of Disapproval” has the meaning ascribed to such term in Section 5.1(h).

“NYSE” means the New York Stock Exchange LLC, or any successor entity thereto.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Original Percentage” means, when used in connection with a Triggering Event, the quotient, expressed as a percentage, obtained when (a) the aggregate number of Common Shares beneficially owned by the Altria Group is divided by (b) the aggregate number of issued and outstanding Common Shares, in each case, immediately prior to such Triggering Event; provided, for purposes of clause (b), such number shall exclude outstanding Common Shares resulting from any issuance with respect to which (i) Altria had a Pre-Emptive Right or Top-Up Right and (ii) (A) the period for exercise thereof shall not have expired or (B) to the extent Altria shall have exercised such Pre-Emptive Right or Top-Up Right, the closing of such sale shall not have occurred, in each case, as of immediately prior to such Triggering Event; provided, further, that such calculation shall be made on a non-diluted basis and shall not include Common Shares underlying unexercised Convertible Securities, including any underlying the Purchased Warrant.

“Parties” and “Party” have the meanings ascribed to such terms in the Preamble.

“Percentage of Outstanding Common Shares” means the percentage equal to the quotient obtained when (a) the aggregate number of Common Shares beneficially owned by the Altria Group, or over which the Altria Group exercises control or direction (including, for the purposes of this calculation, any Common Shares issuable pursuant to the exercise, conversion or exchange of Convertible Securities owned by the Altria Group or over which the Altria Group exercises control or direction) is divided by (b) the aggregate number of issued and outstanding Common Shares (including, for the purposes of this calculation, any Common Shares issuable pursuant to the exercise, conversion or exchange of Convertible Securities owned by the Altria Group or over which the Altria Group exercises control or direction), in each case, as at the time of calculation and, for avoidance of doubt otherwise on a non-diluted basis.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, association, joint-stock company, estate, trust, organization, Governmental Authority or other entity of any kind or nature.

“Pre-emptive Right” means the right of Altria to purchase the Pre-emptive Right Securities from the Company in accordance with Article 3.

“Pre-emptive Right Closing” means the closing from time to time of the issue of the Pre-emptive Right Securities under the Pre-emptive Right.

“Pre-emptive Right Securities” has the meaning ascribed to such term in Section 3.1(a).

“Purchased Warrant” has the meaning ascribed to such term in the Recitals.

“Purchased Warrant Certificate” has the meaning ascribed to such term in the Recitals.

“Purchaser” has the meaning ascribed to such term in the Recitals.

“Recipient” means the Party or its Affiliate that receives Confidential Information from the other Party or its Affiliate (provided, that the receipt of information by an Affiliate of a Party shall be deemed to be the receipt of such information by such Party).

“Rejected Opportunity” means any Cannabis Opportunity with respect to which (a) after Altria shall have satisfied in all material respects its obligations contemplated by Section 5.4(d)(i), the applicable Independent Committee determined not to proceed, (b) the applicable Independent Committee failed to make a determination within fifteen Business Days of the date on which Altria shall have satisfied in all material respects its obligations contemplated by Section 5.4(d)(i), or (c) the applicable Independent Committee initially determined to proceed, but the Company failed to enter into definitive agreements with respect to such Cannabis Opportunity within 180 calendar days of the date on which such Independent Committee initially made such determination.

“Related Products and Services” has the meaning ascribed to such term in Section 5.4(a).

“Representatives” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such

Person (and, in the case of Purchaser, Altria and any Person acting in any of the foregoing roles on behalf of Altria), in each case acting in their capacity as such.

“Right” means a right granted by the Company pro rata to all of the Company Shareholders to purchase additional Common Shares and/or other securities of the Company.

“Rights Offering” means a rights offering, dividend distribution, or any other transaction in which the general body of holders of affected securities of the same class are treated identically on a per security basis and the exercise, conversion or exchange of the securities offered pursuant to any such transaction.

“Securities Act” means the Securities Act of 1933.

“Share Incentive Plan” means any plan of the Company in effect from time to time pursuant to which Common Shares may be issued, or options or other securities convertible or exercisable into or exchangeable for Common Shares may be granted, to directors, officers, employees, and/or consultants, of the Company and/or its Subsidiaries, including, for greater certainty, the Company’s 2018 Stock Option Plan, as amended.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to Exchange Act.

“Special Option” means an option or other security granted by the Company which is convertible or exercisable into or exchangeable for Common Shares for nominal or indeterminate consideration, and includes an over-allotment option or similar option granted to one or more underwriters in connection with a public offering of securities of the Company, but excludes (a) any Incentive Security, (b) any Right, and (c) the Pre-emptive Right.

“Standard Financial Report” means financial information prepared by senior management of the Company, detailed in a form consistent with the reporting template used by the Company at the relevant time, prepared on a basis consistent with the Company’s financial statements for such period in the Disclosure Record, which will include a consolidated statement of financial position, consolidated statement of operations and consolidated statement of cash flows, each of which is substantially in the format disclosed in the Company’s publicly issued financial statements for such fiscal year in the Disclosure Record.

“Subscription Agreement” has the meaning ascribed to such term in the Recitals.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions or (b) the equity or ownership interests of such other Person, in each case, is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, statements, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes, including any amendment thereof, filed with or supplied to, or required to be filed with or supplied to, a Taxing Authority.

“Taxing Authority” means any Governmental Authority having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Top-Up Right” has the meaning ascribed to such term in Section 3.2(a).

“Top-Up Right Acceptance Notice” has the meaning ascribed to such term in Section 3.2(e).

“Top-Up Right Notice Period” has the meaning ascribed to such term in Section 3.2(e).

“Top-Up Right Offer Notice” has the meaning ascribed to such term in Section 3.2(d).

“Top-Up Securities” means any Common Shares issued: (a) on the exercise, conversion or exchange of Convertible Securities issued prior to the date hereof or on the exercise, conversion or exchange of Convertible Securities issued after the date hereof in compliance with the terms of this Agreement, in each case, excluding any Convertible Securities owned by any member of the Altria Group; (b) pursuant to (or pursuant to the exercise, conversion or exchange of any security issued pursuant to) any Share Incentive Plan; (c) on the exercise of any Right (other than a Right issued in a Rights Offering in which Altria had the right to participate); (d) in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company, in each case, with an equity component; or (e) in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures undertaken and completed by the Company, in each case, other than (i) Pre-emptive Right Securities and (ii) Common Shares issued pursuant to the Ginkgo Agreement.

“Transaction Agreements” means the Subscription Agreement, the Purchased Warrant Certificate and the Commercial Agreements.

“Trigger Time” means the point in time when the Percentage of Outstanding Common Shares ceases to be an amount equal to at least twenty percent.

“Triggering Event” means the issue of any Common Shares, whether by way of public offering or private placement and, for greater certainty, includes any issue of Common Shares on the exercise, conversion or exchange of any Special Option, but excludes any issue of Common Shares: (a) on the exercise, conversion or exchange of Convertible Securities issued prior to the date hereof, including for greater certainty, the proper exercise of the rights under the Purchased Warrant Certificate, or on the exercise, conversion or exchange of Convertible Securities issued after the date hereof in compliance with the terms of this Agreement; (b) on exercise, conversion or exchange by the Altria Group of any Convertible Securities; (c) pursuant to (or pursuant to the exercise, conversion or exchange of any security issued pursuant to) any Share Incentive Plan; (d) on the exercise of any Right; (e) in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company;

(f) in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), joint ventures, mergers or similar business combination transactions undertaken and completed by the Company; (g) on any exercise of the Pre-emptive Right; or (h) pursuant to any share dividend, stock split, share consolidation, share reclassification, reorganization, amalgamation, arrangement or merger involving the Company or any other similar event that affects all Common Shares in an identical manner; provided, that, notwithstanding anything to the contrary set forth in this Agreement, the issuance of any Common Shares pursuant to the Ginkgo Agreement shall constitute a “Triggering Event.”

“Triggering Event Closing Date” means the date on which a Triggering Event occurs.

“Triggering Event Notice” has the meaning ascribed to such term in Section 3.1(c).

“Triggering Event Price” means, in respect of an issue of Common Shares for cash consideration pursuant to a Triggering Event, the purchase price per Common Share to be paid for such Common Share by the purchasers thereof and means, in respect of an issue of Common Shares for consideration other than cash consideration pursuant to a Triggering Event, the price per Common Share, as determined by an Independent Committee (acting reasonably and in good faith), that would have been received by the Company or its applicable Subsidiary had such Common Shares been issued for cash consideration.

“TSX” means the Toronto Stock Exchange, or any successor entity thereto or if the Common Shares are no longer listed, traded or quoted thereon, any other securities exchange or quotation system on which the Common Shares are listed, traded or quoted.

“U.S. GAAP” means U.S. generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, applicable as of the date or for the period at issue.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

Section 1.2 Other Terms. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

Section 1.3 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified herein, all Preamble, Recital, Article, Section, clauses, and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, and schedules to this Agreement.

(c) Unless the context otherwise requires, for purposes of this Agreement: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under the Applicable Accounting Standards; (viii) references to the “United States” or abbreviations thereof mean the United States of America, its states and its territories and possessions; and (ix) references to “Canada” or abbreviations thereof mean Canada, its provinces and its territories.

(d) Except as otherwise specifically provided herein or the context otherwise requires, the term “dollars” and the symbol “$” mean Canadian Dollars and all amounts in this Agreement shall be paid in Canadian Dollars, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Canadian Dollars, to the extent applicable, the Canadian Dollar equivalent for such costs, fees or expenses shall be determined by converting such other currency to Canadian Dollars at the foreign exchange rates published by the Bank of Canada or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny.

(e) Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(f) Except as otherwise specifically provided herein, (i) all references to any statute in this Agreement include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority, and (ii) all references to any Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time.

(g) Except as otherwise specifically provided herein, (i) all references in this Agreement to any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein, and (ii) all references to this Agreement mean this Agreement (taking into account Section 7.4) as amended, supplemented or otherwise modified from time to time in accordance with Section 7.7.

(h) The Parties have jointly negotiated and drafted this Agreement, and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

CORPORATE GOVERNANCE

Section 2.1 Board Representation.

(a) Until the Percentage of Outstanding Shares is less than ten percent, (i) the number of directors constituting the full Company Board (the “Board Size”) shall be seven directors, unless the Holder otherwise agrees, and (ii) the Company Board shall not (A) propose or resolve to increase or decrease the Board Size, except as provided in Section 2.1(i), or with the prior written consent of the Holder, (B) present a slate of Company Nominees to the Company Shareholders for election to the Company Board that is greater than or fewer than the Board Size or (C) except with the prior written consent of the Holder, and subject to the obligations of the directors of the Company to comply with their fiduciary duties under applicable Law, fail to recommend against any proposal by the Company Shareholders to increase or decrease the Board Size.

(b) Subject to Section 2.1(c), Section 2.1(d) and Section 2.1(f), for so long as the Percentage of Outstanding Common Shares is at least forty percent and the Board Size is seven directors, the Company covenants and agrees to nominate for election as directors to the Company Board at any meeting of the Company Shareholders at which directors of the Company are to be elected the Persons designated as follows:

(i) the Chief Executive Officer of the Company;

(ii) four individuals designated in writing to the Company by the Holder in its discretion pursuant to the Holder’s rights set forth in this Agreement (each an “Altria Nominee” and collectively, the “Altria Nominees”); provided, that (A) all such individuals shall have such skills and experience reasonably consistent with other individuals who hold directorships on companies listed on the TSX, NASDAQ or NYSE, (B) at least one Altria Nominee shall be a “resident Canadian” (as defined in the Act) to the extent such individual must be a “resident Canadian” (as defined in the Act) to satisfy the director residency requirements under the Act and (C) if, in order to prevent the Company from failing to comply with applicable Law, including the rules of any stock exchange on which the Common Shares are then listed, such individual shall satisfy such criteria or, if such criteria can be met as of such nominee’s appointment to the Company Board rather than at the time of nomination without violating the applicable Law, as of such nominee’s appointment to the Company Board; and

(iii) two individuals designated by the Company Board who are (A) Independent, (B) solely for purposes of this Section 2.1(b)(iii), an independent director as defined under 311 of the TSX Company Manual, (C) “financially literate” (within the meaning of 1.6 of National Instrument 52-110 – Audit Committees and for purposes of the rules of the TSX and NASDAQ) and (D) one such individual shall be a “resident Canadian” (as defined in the Act) to the extent such individual must be a “resident Canadian” (as defined in the Act) to satisfy the director residency requirements under the Act.

(c) Subject to Section 2.1(d), for so long as the Percentage of Outstanding Common Shares is at least forty percent, the Holder shall have the right to designate the lowest number of Altria Nominees that constitutes a majority of the total number of directors comprising the Company Board.

(d) For so long as the Percentage of Outstanding Common Shares is less than forty percent, but is greater than ten percent, the Holder shall be entitled to designate a number of Altria Nominees that represents its proportionate share of the number of directors comprising the Company Board (rounded up to the next whole number) based on the Percentage of Outstanding Common Shares beneficially owned by the Altria Group; provided, that the requirements with respect to the number of Altria Nominees that shall be Independent and a “resident Canadian” (as defined in the Act) as contemplated by Section 2.1(b)(ii) and Section 2.1(b)(iii), shall be taken into account and adjusted proportionately consistent with the foregoing (in each case rounded up to the next whole number).

(e) At least one Altria Nominee shall be Independent as long as (i) the Holder has the right to designate at least three Altria Nominees pursuant to Section 2.1(b)(ii) and (ii) the Percentage of Outstanding Common Shares does not exceed fifty percent.

(f) Notwithstanding anything to contrary set forth in this Agreement, during the duration of this Agreement, the Chief Executive Officer shall be a member of the Company Board unless the Company Board (other than the Chief Executive Officer) unanimously determines otherwise.

(g) For so long as the Holder is entitled to designate one or more Altria Nominees, the Company shall (i) include the Altria Nominees in the notice of meeting, the management information circular, proxy statement and form of proxy relating to the applicable meeting of Company Shareholders as nominees of management, and (ii) (subject to the obligations of the directors of the Company to comply with their fiduciary duties under applicable Law) recommend in favor of, and solicit proxies from the Company Shareholders in favor of, the election of the Altria Nominees in a manner no less favorable than the manner in which the Company supports other nominees for election at any such meeting.

(h) If an Altria Nominee fails to be elected by the Company Shareholders as a director of the Company, the Holder shall have the right to designate such individual as an observer to the Company Board (each such individual, a “Board Observer”). Each Board Observer shall be entitled to (i) receive notice of and to attend meetings of the Company Board, (ii) take part in discussions and deliberations of matters brought before the Company Board,

(iii) receive notices, consents, minutes, documents and other information and materials that are sent to members of the Company Board and (iv) receive copies of any written resolutions proposed to be adopted by the Company Board, including any resolution as approved, each at substantially the same time and in substantially the same manner as the members of the Company Board, except that the Board Observer will not be entitled to vote on any matters brought before the Company Board and shall not be entitled to any compensation from the Company; provided, however, that all reasonable and documented out-of-pocket expenses of the Board Observer shall be reimbursed by the Company.

(i) In the event that any Altria Nominee ceases to serve as a director of the Company for any reason, including the death, disability, resignation, removal or failure of an Altria Nominee to be elected at a meeting of the Company Shareholders, or upon any other vacancy with respect to an Altria Nominee, the Company shall cause the Company Board to appoint as soon as practicable a replacement Altria Nominee in accordance with this Agreement and applicable Law to fill the vacancy caused thereby; provided, that the Holder remains eligible to nominate such Altria Nominee pursuant to Section 2.1(b) or Section 2.1(d). Notwithstanding anything to the contrary set forth in Section 2.1(a), if the Company is prevented by applicable Law from filling a vacancy with an Altria Nominee in accordance with the foregoing sentence of this Section 2.1(i), the Company Board shall, to the maximum extent permitted by applicable Law, promptly resolve to increase the Board Size until the next meeting of the Company Shareholders and appoint such replacement Altria Nominee(s) to the Company Board.

(j) For so long as the Holder is entitled to designate one or more Altria Nominees, a number of Altria Nominees that represents the Holder’s proportionate share of the number of directors comprising the applicable committee (rounded up to the next whole number) based on the Percentage of Outstanding Common Shares shall be appointed to each committee established by the Company Board, including, for certainty, any ad hoc committee, special committee, strategic advisory committee or other similarly constituted committee of the Company Board formed for the purposes of, among other things, reviewing, considering or evaluating regulatory issues, strategic initiatives or material transactions involving the Company and/or its Subsidiaries; provided, that, if (i) applicable Law, including the rules of any stock exchange on which the Common Shares are then listed and any written policies approved by the Company Board, including any committee charters, would not provide for such proportionate representation, the greatest number of Altria Appointees permitted thereby that is less than such proportionate amount shall be appointed to each such committees, and (ii) no Altria Nominee is Independent, the Holder shall, if permitted by applicable Law, have the right to designate as an observer to the Company Audit Committee one Altria Nominee (with the terms and conditions of the second sentence of Section 2.1(h) applying mutatis mutandis to this clause (ii)), but in no event shall any Altria Nominee be appointed to any Independent Committee if no Altria Nominee is Independent.

(k) The Company shall obtain and use its reasonable best efforts to maintain in force a directors’ and officers’ insurance policy, with coverage and on terms acceptable to the Company Board. The Company shall enter into customary indemnification agreements with any directors nominated to the Company Board pursuant to this Agreement.

(l) Unless otherwise approved by unanimous resolution of the Company Board, Michael Gorenstein shall serve as the Chair of the Company Board so long as he also serves as (i) Chief Executive Officer of the Company and (ii) a director of the Company.

(m) Subject to Section 4.4, each Altria Nominee who serves on the Company Board or a committee thereof shall be at liberty from time to time to make disclosure to any member of the Altria Group of information relating to the Company or any Company Related Person.

Section 2.2 Altria Approval Rights.

(a) Except as set forth in, or otherwise qualified by, Schedule 2.2(a), until the Percentage of Outstanding Common Shares is less than ten percent, the Company shall not (either directly or indirectly through a Subsidiary, and shall use commercially reasonable efforts to cause its Affiliates not to) take any of the following actions without the prior written consent of the Holder (in its capacity as a Company Shareholder):

(i) consolidate or merge into or with another Person or enter into any other similar business combination, including pursuant to any amalgamation, arrangement, recapitalization or reorganization, other than a consolidation, merger or other similar business combination of any Wholly Owned Subsidiary of the Company into or with the Company or into or with another Wholly Owned Subsidiary of the Company or an amalgamation or arrangement involving a Subsidiary of the Company with another Person in connection with an acquisition permitted or approved pursuant to Section 2.2(a)(ii);

(ii) acquire any shares or similar equity interests, instruments convertible into or exchangeable for shares or similar equity interests, assets, business or operations with an aggregate value of more than $100 million, in a single transaction or a series of related transactions;

(iii) adopt any plan or proposal for a complete or partial liquidation, dissolution or winding up of the Company or any of its Significant Subsidiaries (other than a liquidation, dissolution or wind-up of any such entity in connection with which all of such entity’s assets are transferred (including by way of a division of a limited liability company) to the Company and/or one or more of its Subsidiaries), or any reorganization or recapitalization of the Company or any of its Significant Subsidiaries, or commence any Claim seeking relief under any applicable Laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(iv) sell, transfer, caused to be transferred (including by way of a division of a limited liability company), exclusively license, lease, pledge or otherwise dispose of any of its or any of its Significant Subsidiaries’ assets, business or operations (in a single transaction or a series of related transactions, and excluding any sale, transfer, exclusive license, lease, pledge or disposition of assets, business or operations solely among the Company and/or one or more of its Significant Subsidiaries) in the aggregate with a value of more than $60 million;

(v) make any changes to the Company’s policy with respect to the declaration and payment of any dividends on the Common Shares, except if and to the extent that a reduction in the dividend is required by applicable Law;

(vi) enter into any Contract or other agreement, arrangement, understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its Subsidiaries, on the one hand, and any Company Related Person, on the other hand, involving consideration or any other transfer of value required to be disclosed pursuant to Item 404 of Regulation S-K promulgated pursuant to Securities Act, but excluding any ordinary course compensatory transaction between the Company or any of its Subsidiaries, on the one hand, and any of their respective directors, officers or employees, on the other hand, and any indemnification to which any such director, officer or other employee may be entitled from the Company or any of its Subsidiaries;

(vii) enter into any Contract or other agreement, arrangement or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its Subsidiaries, on the one hand, and any Excluded Person; or

(viii) engage in the production, cultivation, advertisement, marketing, promotion, sale or distribution of Cannabis or any Related Products and Services in any jurisdiction, including the United States, where such activity is prohibited by applicable Law as of the date of this Agreement (each, a “Currently Prohibited Jurisdiction”); provided that Holder may not withhold its consent if any member of the Altria Group is, directly or indirectly, pursuing or engaged in the specific activity subject to such consent being sought by the Company from the Holder or senior management of any member of the Altria Group has authorized the pursuit or engagement of such specific activity.

(b) In addition, until the Trigger Time, the Company shall not designate or issue any class of Convertible Security or other Common Equivalent Security without the prior written consent of the Holder (in its capacity as a Company shareholder); provided, that the Company shall negotiate in good faith with the Holder to make equitable adjustments to the Pre-Emptive Rights and Top-Up Rights set forth herein in connection with the grant of any such prior written consent.

(c) If at any time the Percentage of Outstanding Common Shares ceases to be at least ten percent, the Company shall, subject to Section 4.4, use its commercially reasonable efforts to consult in good faith with Altria prior to taking action with respect to the matters set forth in Section 2.2(a), but Altria shall have no right to approve or deny approval of such matters.

(d) Subject to Section 4.4, in furtherance, and not in limitation, of the approval rights set forth in Section 2.2(a), (i) the Company shall consult in good faith with Altria with respect to the matters set forth in Section 2.2(a) with the goal of minimizing the Tax impact arising therefrom to the Company and the Altria Group, but Altria shall have no right to approve or deny approval of such matters and (ii) the Company and Altria hereby agree to the covenants set forth in Schedule 2.2(d).

ARTICLE 3

PRE-EMPTIVE RIGHT OF ALTRIA

Section 3.1 Pre-emptive Rights.

(a) Until the Trigger Time, the Company hereby grants to Altria the right to purchase, directly or indirectly by another member of the Altria Group, from time to time upon the occurrence of any Triggering Event, up to such number of Common Shares issuable in connection with the Triggering Event (the “Pre-emptive Right Securities”) which will, when added to the Common Shares beneficially owned by the Altria Group immediately prior to the Triggering Event, result in the Altria Group beneficially owning the Original Percentage of issued and outstanding Common Shares immediately after giving effect to the issue of all Common Shares to be issued in connection with the Triggering Event.

(b) In respect of each exercise of the Pre-emptive Right, the purchase price per Pre-emptive Right Security shall be equal to the Triggering Event Price; provided, however, in respect of each exercise of the Pre-emptive Right in connection with the issuance of Common Shares pursuant to the Ginkgo Agreement, the purchase price per Pre-emptive Right Security shall be equal to $16.25 per Common Share, without any setoff, counterclaim, deduction or withholding.

(c) Until the Trigger Time, the Company shall provide to Altria written notice (a “Triggering Event Notice”) as soon as practicable (i) following a determination by the Company to effect a Triggering Event, other than a Triggering Event that arises as a result of the exercise of a Special Option, and (ii) following the exercise of a Special Option. Each Triggering Event Notice shall include the number of Pre-emptive Right Securities which Altria shall be entitled to purchase as a result of the applicable Triggering Event, a calculation demonstrating how such number was determined, the Triggering Event Price (if known at the time of the Triggering Event Notice and otherwise a good faith estimate of the range of the anticipated Triggering Event Price, which estimate shall not be conclusive of the final amount) and the anticipated Triggering Event Closing Date. The Company shall also give Altria notice as promptly as practicable following the grant of a Special Option.

(d) Subject to the provisions of this Agreement, the Pre-emptive Right shall, in each instance, be exercisable by Altria at any time during a period of fifteen Business Days following receipt of a Triggering Event Notice in accordance with Section 3.1(c) (or, in the case of a Triggering Event Notice relating to a “bought deal” offering, during a period of two Business Days following receipt of such Triggering Event Notice). During the period set forth in the preceding sentence, if Altria wishes to exercise the Pre-emptive Right, Altria shall deliver an irrevocable notice (an “Exercise Notice”) in writing addressed to the Company confirming that it wishes to exercise the Pre-emptive Right in respect of such Triggering Event, specifying the number of Pre-emptive Right Securities that it shall purchase and the member(s) of the Altria Group to which such Pre-emptive Right Securities are to be issued, if other than Altria (it being understood and agreed that any Exercise Notice shall also be unconditional, except that Altria may condition the exercise of its Pre-emptive Rights on the consummation of the applicable Triggering Event). If the Company does not receive an Exercise Notice in respect of a Triggering Event

Notice within the applicable period set out above, Altria shall be deemed to have not exercised the Pre-emptive Right in respect of the Triggering Event to which such Triggering Event Notice relates and the Pre-emptive Right shall be deemed to have expired in respect of such Triggering Event.

(e) Subject to applicable Law, the Pre-emptive Right Closing of the issue of the Pre-emptive Right Securities shall occur on the Triggering Event Closing Date or such later date as the Parties may agree upon, subject to extension to obtain any required regulatory approval.

Section 3.2 Top-Up Securities

(a) Until the Trigger Time, Altria shall have a right (the “Top-Up Right”) to subscribe for Common Shares in connection with any Top-Up Securities that the Company may, from time to time, issue after the date of this Agreement; provided that in the event that the approval of the TSX, NASDAQ or other stock exchange shall be required in order to exercise a Top-Up Right, the Company shall use its reasonable best efforts to obtain such approval as promptly as practicable. The maximum number of Common Shares that may be subscribed for by Altria pursuant to the Top-Up Right shall equal that number of Common Shares such that, after giving effect to the issuance of the Top-Up Securities and the Common Shares issued pursuant to the Top-Up Right, the percentage of the Common Shares of the Company held by the Altria Group, on a fully-diluted basis, is equal to such percentage prior to such issuances. In determining the percentage applicable to the Top-Up Right with respect to any fiscal quarter, any prior issuances of Common Shares by the Company with respect to which (i) Altria had a Pre-Emptive Right or Top-Up Right and (ii) (A) the period for exercise thereof shall not have expired or (B) to the extent Altria shall have exercised such Pre-Emptive Right or Top-Up Right, the closing of such sale shall not yet have occurred, in each case, as of the date of such calculation shall be excluded.

(b) The Top-Up Right may be exercised on a quarterly basis as set out in Section 3.2(d). Any dilution to the Percentage of Outstanding Common Shares resulting from the issuance of Top-Up Securities during a fiscal quarter of the Company shall be disregarded for purposes of determining, prior to the later of (i) the expiration of the Top-Up Right Notice Period and (ii) if Altria submits a Top-Up Notice Acceptance, the sale of such Top-Up Securities to Altria, the Percentage of Outstanding Common Shares pursuant to this Agreement. The Top-Up Right shall be effected through subscriptions for Common Shares by Altria for a price per Common Share equal to the volume-weighted average price of the Common Shares on the TSX during regular trading hours for the ten full trading days preceding the delivery of the Top-Up Right Acceptance Notice by Altria and, if applicable, shall be subject to approval by the TSX and NASDAQ; provided, however, that with respect to any Top-Up Right arising from the issuance of any Top-Up Securities pursuant to the exercise, conversion or exchange of any security that is outstanding on the date of this Agreement, the price per Common Share to be paid by Altria in connection with its exercise of its Top-Up Right shall be $16.25 per Common Share, without any setoff, counterclaim, deduction or withholding.

(c) In the event that the approval of the Company Shareholders shall be required in order to exercise a Top-Up Right, the Company shall use its reasonable best efforts to cause the approval of such Top-Up Right at the next meeting of the Company Shareholders that is convened by the Company in order to allow Altria to exercise its Top-Up Right. The Company shall solicit proxies from the Company Shareholders for use at such meeting to obtain such approval.

(d) Until the Trigger Time, within thirty days following the end of each fiscal quarter of the Company, the Company shall send a written notice to Altria (the “Top-Up Right Offer Notice”) specifying: (i) the number of Top-Up Securities issued during such fiscal quarter; (ii) the expected use of proceeds from any exercise of the Top-Up Right by Altria; (iii) the total number of the then issued and outstanding Common Shares (which shall include any securities to be issued to Persons having similar participation rights); and (iv) the Percentage of Outstanding Common Shares (based on the last publicly reported ownership figures of the Altria Group and the number of issued and outstanding Common Shares in (iii) above), assuming Altria did not exercise its Top-Up Right.

(e) Altria shall have a period of fifteen Business Days from the date of the Top-Up Right Offer Notice (the “Top-Up Right Notice Period”) to notify the Company in writing (the “Top-Up Right Acceptance Notice”) of the exercise, in full or in part, of its Top-Up Right. The Top-Up Right Acceptance Notice shall specify the number of Common Shares subscribed for by Altria pursuant to the Top-Up Right and the subscription price calculated in accordance with Section 3.3(b) and shall be irrevocable and unconditional. If Altria fails to deliver a Top-Up Right Acceptance Notice within the Top-Up Right Notice Period, then the Top-Up Right of Altria in respect of the issuances of Top-Up Securities during the applicable fiscal quarter is extinguished. If Altria gives a Top-Up Right Acceptance Notice, the sale of the Top-Up Securities to Altria shall be completed as soon as reasonably practicable thereafter.

Section 3.3 Exercise of Pre-emptive Rights and Top-Up Rights. Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Article 3, including obtaining any governmental, regulatory, stock exchange or other consents, transfers, orders, qualifications, waivers, authorizations, exemptions and approvals, providing all notices and making all registrations, filings and applications necessary or desirable for the consummation of the transactions contemplated by this Article 3, including any filings with Governmental Authorities. The Company shall forthwith notify Altria if as a condition of obtaining any applicable regulatory approvals, including securities regulatory and stock exchange approval, the purchase price must be an amount greater than the Triggering Event Price or the price specified in a Top-Up Right Offer Notice, as applicable, and shall keep Altria fully informed and allow Altria to participate in any communications with such securities regulator or stock exchange regarding the exercise of Altria’s rights under this Article 3.

(b) The obligation of the Company to consummate a purchase of Pre-emptive Right Securities or Top-Up Right Securities, as the case may be, under this Article 3 is subject to the fulfilment, prior to or at the applicable closing date, of each of the following conditions, any of which may be waived by the Company in writing:

(i) there shall not be in effect any Order which prohibits the consummation of the transactions contemplated by this Article 3 nor shall there be any pending Claim seeking to prohibit the consummation of the transactions contemplated by this Article 3;

(ii) no applicable Law shall have been enacted or announced which prohibits the consummation of the transactions contemplated by this Article 3 or makes such consummation illegal;

(iii) in the case of a purchase of Pre-emptive Right Securities, the closing of the issue and sale of the securities constituting the Triggering Event shall have occurred prior to, or shall occur concurrently with, the Pre-emptive Right Closing;

(iv) any member of the Altria Group purchasing securities shall execute a subscription or purchase agreement, which in the case of a purchase of Pre-emptive Right Securities shall be substantially in the same form as the agreements being entered into by the other participants in such Triggering Event, which, for greater certainty, shall include confirmation that such member of the Altria Group is an “accredited investor” (within the meaning of SEC Rule 501 of Regulation D under the Securities Act or its equivalent under applicable Laws) or is otherwise eligible to purchase securities of the Company pursuant to an exemption from applicable prospectus and registration requirements; and

(v) any stock exchange upon which the Common Shares are then listed and any other Governmental Authority, in each case whose approval is required, shall have approved the issue and sale of such securities.

(c) The obligation of Altria and/or its designee to consummate a purchase of Pre-emptive Right Securities or Top-Up Right Securities, as the case may be, under this Article 3 is subject to the fulfilment, prior to or at the applicable closing, of each of the following conditions, any of which may be waived by Altria and/or its designee in writing:

(i) there shall not be in effect any Order which prohibits the consummation of the transactions contemplated by this Article 3, nor shall there be any pending Claim seeking to prohibit the consummation of the transactions contemplated by this Article 3;

(ii) no applicable Law shall have been enacted or announced which prohibits the consummation of the transactions contemplated by this Article 3 or makes such consummation illegal;

(iii) in the case of a purchase of Pre-emptive Right Securities, the closing of the issue and sale of the securities constituting the Triggering Event shall have occurred prior to, or shall occur concurrently with, the Pre-emptive Right Closing; and

(iv) any stock exchange upon which the Common Shares are then listed and any other Governmental Authority whose approval is required, shall have approved of the issue and sale of such securities.

(d) At or prior to the closing of any issuance of securities to the Altria Group under this Article 3:

(i) the Company shall deliver, or cause to be delivered, to Altria the applicable securities registered in the name of or otherwise credited to Altria or such member of the Altria Group as is designated in writing by it;

(ii) Altria shall deliver or cause to be delivered to the Company payment of the applicable purchase price by certified check or wire or other electronic funds transfer; and

(iii) the Parties shall deliver any documents required to evidence the requirements set out in Section 3.3(a) and Section 3.3(c).

Section 3.4 No Obligations Unless Pre-emptive Right or Top-Up Right Exercised. Nothing herein contained or done pursuant hereto shall obligate Altria to purchase or pay for, or shall obligate the Company to issue, the Pre-emptive Right Securities or Top-Up Right Securities except upon the exercise by Altria of the Pre-emptive Right or Top-Up Right, as applicable, in accordance with the provisions of this Article 3 and compliance with all other conditions precedent to such issue and purchase contained in this Article 3.

Section 3.5 No Rights as Holder of Pre-emptive Right Securities or Top-Up Right Securities. Altria shall not have any rights whatsoever as a holder of any of the Pre-emptive Right Securities or Top-Up Right Securities (in each case, including any right to receive dividends or other distributions therefrom or thereon) until Altria shall have acquired the Pre-emptive Right Securities or Top-Up Right Securities, as applicable.

Section 3.6 Registration Rights. The Holder shall have, and be entitled to exercise, the registration rights set forth in Schedule 3.

ARTICLE 4

INFORMATION RIGHTS; INSPECTION RIGHTS

Section 4.1 Annual and Quarterly Financial Information. Subject to Section 4.4, the Company agrees that, with respect to any fiscal quarter or fiscal year during the term of this Agreement, the Company shall deliver to Altria as promptly as practicable: (a) drafts of any Board and Audit Package relating to the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations (“MD&A”), (b) any Board and Audit Package relating to the Company’s financial statements and MD&A at substantially the same time such package is sent to the Company Board or the Company Audit Committee, as the case may be, (c) the version of the Company’s financial statements and MD&A that are approved by the Company Board or the Company Audit Committee for any fiscal quarter or fiscal year, including, in the case of audited annual financial statements, upon receiving the written consent of the Company’s independent certified public accountant, which the Company shall use its reasonable best efforts to obtain, the opinion on the audited annual financial statements by the Company’s independent certified public accountants and (d) copies of all presentations, materials or other written information provided to the Company Board and any committee thereof (including the Company Audit Committee).

Section 4.2 Additional Information Rights.

(a) Subject to Section 4.2(b), Section 4.2(c) and Section 4.4, during the term of this Agreement, the Company shall:

(i) as promptly as practicable after the date of this Agreement, deliver to Altria an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the date of this Agreement prepared in accordance with U.S. GAAP;

(ii) as promptly as practicable after the end of each month, deliver to Altria a copy of the Standard Financial Report for such month;

(iii) within sixty calendar days of the end of each calendar quarter, deliver to Altria an analysis of Common Shares outstanding at the end of the quarter, including a roll forward of all share-related activity, such as share issuances, repurchases of ordinary shares and share-based payments, and the weighted average number of shares outstanding used in the calculation of basic and diluted earnings per share for the quarterly and year-to-date periods then ended;

(iv) deliver to Altria a quarterly, final income statement and balance sheet, within sixty calendar days of the end of each calendar quarter, including a roll forward of components of equity attributable to equity holders, as well as components of other comprehensive earnings attributable to equity holders, in each case prepared in accordance with U.S. GAAP;

(v) as promptly as practicable, deliver to Altria a copy of the proposed annual operating budget with quarterly phasing and the three-year plan for the Company which is consistent in terms of level of detail with the major balance sheet and income statement line items of the Company’s financial statements, and any material revisions to such financial budgets and plans on a periodic basis during a fiscal year; and

(vi) deliver to Altria such other reasonable financial and business information relating to the Company as Altria may reasonably require from the Company on an ongoing basis for accounting, planning, regulatory or compliance purposes, including to assist Altria in satisfying its obligations under the Exchange Act with respect to any financial reporting obligations in respect of the Altria Group’s ownership of Common Shares, in each case at such times as reasonably requested by Altria, which information is described on Schedule 4.2(a)(vi).

(b) Altria acknowledges and agrees that consents from third parties may be required in connection with the Company’s satisfaction of its obligations set forth in Section 4.2, and the Company agrees that to the extent any such consents are so required the Company shall use its commercially reasonable efforts to obtain such consents.

(c) Altria shall, and shall cause each other member of the Altria Groups to, and shall use its reasonable best efforts to cause its and their respective Representatives to, provide all such cooperation, assistance, financial information and access to the Company, its Subsidiaries and their respective Representatives, as reasonably necessary or reasonably requested by the

Company, its Subsidiaries or their respective Representatives in connection with or related to any of the Company’s obligations contemplated by Section 4.2(a).

Section 4.3 Inspection Rights. Subject to Section 4.4 the Company shall provide Altria and its Representatives with reasonable access upon reasonable advanced notice during normal business hours, to the Company’s and its Subsidiaries’ books and records and executive management so that Altria may conduct reasonable inspections, investigations and audits relating to the information provided by the Company pursuant to this Article 4 or such other reasonable business purposes, so long as such access does not unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

Section 4.4 Confidentiality.

(a) Except as contemplated by Section 7.11, or as expressly permitted by the terms of any of the Transaction Agreements, during the term of this Agreement and thereafter for a period commencing on the termination of this Agreement and, except with respect to Section 4.4(a)(iii), ending on the five-year anniversary thereof:

(i) the Recipient shall, and shall cause its Affiliates and its and their respective Representatives, to hold the Confidential Information in confidence, and shall not, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to such Recipient, any Confidential Information without the prior written consent of the Discloser. If any disclosures are made in connection with providing services to the Recipient under this Agreement or any Transaction Agreement, then the Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. The Recipient shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care;

(ii) notwithstanding anything to the contrary set forth in this Section 4.4, no consent of the Discloser shall be required for the Recipient to disclose Confidential Information of the Discloser if such disclosure is required by applicable Law or the failure to disclose such Confidential Information would be inconsistent with the fiduciary duties of the Board of Directors of the Recipient, including, for greater certainty, the rules of any stock exchange upon which securities of the Recipient or any of its Affiliates are traded and any requirement to disclose information to any Taxing Authority; provided that the Recipient shall use commercially reasonable efforts to give prior written notice to the Discloser and a reasonable opportunity for the Discloser to review and comment on the requisite disclosure before it is made. Further, in the event the Recipient is requested or required (including by interrogatories, subpoena or similar process) to disclose any Confidential Information of the Discloser, the Recipient shall provide the Discloser with prompt written notice of such request (if legally permitted) so the Discloser may consider whether it wishes to seek an appropriate protective order. In the absence of a protective order, the Recipient shall disclose only such Confidential Information as is legally required and shall use commercially reasonable efforts to ensure the confidentiality of any such Confidential Information that is disclosed;

(iii) each Party’s obligations with respect to any Confidential Information that constitutes a trade secret shall continue until such Confidential Information no longer constitutes a trade secret under applicable Law; and

(iv) upon demand by Discloser upon the termination of this Agreement, the Recipient agrees, to the extent practicable, to promptly return or destroy, at the Discloser’s option, all tangible embodiments of Confidential Information and certify to such return or destruction in writing.

(b) The Parties acknowledge and agree that subject to compliance with the obligations set forth in Section 4.4(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide any access or furnish such information and documents, including to any Altria Nominees to the extent doing so would, reasonably be expected to (in the Company’s reasonable judgment based on the advice of outside legal counsel) result in (A) a violation of applicable Law, (B) the disclosure of any trade secrets in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any material Contract with a third party, (D) a waiver of the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Claims or (E) the disclosure of any sensitive or personal information that would reasonably result in a material liability to the Company and its Subsidiaries; and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Altria or its Representatives unless and until such accountants have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants.

(c) Other than in connection with or related to a Claim brought by any member of the Altria Group or any of their respective Representatives against the Company or any of its Affiliates or any of its or their respective Representatives, in the event that the Company objects to any request from or on behalf of any member of the Altria Group on the basis of one or more of the matters set forth in clause (i) of Section 4.4(b), it must do so by providing Altria and/or its Representatives, in reasonable detail, the nature of what is being withheld and the reasons and reasonable support therefor, and prior to preventing such access or withholding such information or documents from such member of the Altria Group and its Representatives, the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of Section 4.4(b), including through the use of commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of Section 4.4(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations (without conceding anything of monetary or economic value, or requiring the payment of any consideration, fees or expenses to such third-party counterparties).

(d) Without limiting the generality of the other provisions of this Agreement, the Parties, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the other Party, or subject to such other similar restrictions mutually agreed to by the Parties or a joint defense agreement between the Parties; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(e) To the extent that any of the information or documents furnished or otherwise made available pursuant to this Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Claims, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections.

ARTICLE 5

COVENANTS

Section 5.1 Covenants of the Company. During the term of this Agreement, the Company hereby covenants and agrees as follows:

(a) the Company shall, and shall cause its Representatives to, comply with the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) and other Laws of similar effect (including anti-bribery, anti-corruption and anti-money laundering Laws) applicable to the Company and its Subsidiaries (collectively, “Anti-bribery Laws”), and to institute and maintain policies and procedures reasonably designed to ensure compliance with Anti-bribery Laws. The Company shall not, and shall cause its Representatives not to, use corporate funds for, offer or promise to pay, or authorize or ratify the payment of, any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or illegal payments to any Governmental Authority or employee thereof, or establish or maintain any illegal fund of corporate monies or other properties;

(b) the Company shall comply with all applicable Laws of the United States in all material respects, including, (i) to the extent applicable, the Controlled Substances Act and all other Laws relating to Cannabis which are applicable to the Company’s and its Subsidiaries’

operations in the United States, if any, and (ii) the rules of the NASDAQ and any other stock or U.S. securities exchange, to the extent applicable;

(c) the Company shall cause to be delivered to Altria within fifteen days of the end of each fiscal quarter a compliance certificate in the form set forth in Schedule 5.1(c);

(d) the Company shall cause its senior management to deliver to the Board on a quarterly basis a written or oral report with respect to the following matters:

(i) the effectiveness of the Company’s internal compliance programs designed to detect and prevent violations of applicable Laws related to the Cannabis industry, as well as the results of any review or audit of such programs and any changes made to account for changes in Laws applicable to the Company’s business, affairs or operations;

(ii) the Company’s compliance with applicable Laws, including, to the extent applicable, the CDSA, the Cannabis Act and the Controlled Substances Act;

(iii) the degree of training provided to the employees responsible for the Company’s internal compliance programs, the results of any review or audit of such training programs and any changes made to such training programs to account for changes in Laws applicable to the Company’s business, affairs or operations; and

(iv) substantive communications from any Governmental Authority relating to the Company’s compliance with Applicable Laws;

(e) subject to Section 4.4, the Company shall as promptly as practicable notify and consult Altria in connection with: (i) to the extent known, any potential, actual or alleged violation of or non-compliance with the Laws of the United States, including the Controlled Substances Act, or solely as it may related to the Controlled Substances Act, the Civil Asset Forfeiture Reform Act; (ii) to the extent known, any potential, actual or alleged violation of or non-compliance with the Laws regarding the development, production, manufacture, cultivation, advertisement, marketing, promotion, sales or distribution of Cannabis or any Related Products and Services (other than the Laws of the United States); and (iii) to the extent known, any potential, actual or alleged violation of or non-compliance with anti-money laundering Laws applicable to the Company and its Subsidiaries, in each case of the foregoing clauses (i), (ii) and (iii) of this Section 5.1(e) if any such potential, actual or alleged violation would reasonably be expected to materially and adversely affect the Company’s and its Subsidiaries’ businesses, affairs and operations and in connection therewith the Company shall give Altria and its Representatives a reasonable opportunity to participate in the defense and/or settlement of any Claims arising out of or related to such matters and any matters in connection therewith and consult with and consider in good faith Altria’s and its Representatives’ advice with respect thereto, and give Altria and its Representatives a reasonable opportunity to participate in any determinations with respect to actions to be taken or committed to be taken in order to remediate any actual violation of, or non-compliance with such Laws;

(f) upon receipt by the Company of a reasonably detailed written notice from Altria advising the Company that: (i) Altria has determined based on information reasonably available to it as at the date of this Agreement and after consultation with its outside legal counsel, a nationally recognized firm, that the holding of an investment in the Company by any member of the Altria Group would reasonably be expected to result in a violation of, or any material liability, other than any liability arising from obligations required to be performed by the Altria Group under this Agreement or any of the Transaction Agreements, to the Altria Group under applicable Law and such violation or liability, in the reasonable determination of Altria, after consultation with its outside legal counsel, a nationally recognized firm, could not reasonably be expected to be cured (other than by a disposition of the Common Shares beneficially owned by the Altria Group to a third party) by commercially reasonable efforts to do so (it being understood and agreed that the Company, if requested by Altria, shall use its commercially reasonable efforts to assist the Altria Group with any such efforts); and (ii) as a result of such determinations, the Altria Group wishes to sell all of the Common Shares beneficially owned by the Altria Group on the TSX, NASDAQ or such other stock exchange, marketplace or trading market on which the Common Shares are listed or traded at such time, then, as soon as practicable, and no later than 9:00 a.m. (Toronto time) on the thirtieth day following receipt by the Company of the written notice from Altria outlining the basis upon which Altria has reached the above-referenced determinations, the Company shall, through a press release or other publicly filed or furnished document (the “Cleansing Document”), make the Cleansing Announcement, including filing or furnishing a copy of the Cleansing Document with the U.S. Securities and Exchange Commission. For greater clarity, the rights of Altria set forth in this clause (f) are without prejudice to the registration rights set forth on Schedule 3;

(g) for so long as the Outstanding Percentage Ownership is less than ten percent, the Company shall not (either directly or indirectly) engage in the production, cultivation, advertisement, marketing, promotion, distribution or sale of Cannabis or any Related Products and Services in any jurisdiction where such activity is prohibited by applicable Law as of the date of this Agreement without obtaining Altria’s prior written consent, which consent may only be withheld if Altria determines in good faith after consultation with its outside legal counsel, a nationally recognized firm, that such activity would reasonably be expected to result in a material violation under applicable Law (it being understood that the impact on Altria and its controlled Affiliates may be taken into consideration in determining materiality); provided that Altria may not withhold its consent if any member of the Altria Group is, directly or indirectly, pursuing or engaged in the specific activity subject to such consent being sought by the Company from Altria or senior management of any member of the Altria Group has authorized the pursuit or engagement of such specific activity. The Company shall furnish Altria with information with respect to such opportunity as is then reasonably available to the Company;

(h) If Altria notifies the Company in writing (the “Notice of Disapproval”) that its consent is withheld because it has determined in good faith upon the written advice of its outside legal counsel, a nationally recognized firm, that such activity would reasonably be expected to result in a material violation under applicable Law, and, as of the date of delivery of the Notice of Disapproval, there is an effective Prospectus and Registration Statement that would permit the Altria Group to effect a Distribution of its Company Equity Securities (and such Prospectus and Registration Statement would remain effective for at least one year following such date and none of the restrictions set forth in Section 2.1 of Schedule 3 shall then be in effect), then no later than 9:00 a.m. (Toronto time) on the thirtieth day following the Company’s receipt of the Notice of Disapproval, the Company shall, through a Cleansing Document, make a Cleansing

Announcement, including filing or furnishing a copy of the Cleansing Document with the U.S. Securities and Exchange Commission, and the Altria Group shall use commercially reasonable efforts to dispose of all of its Company Equity Securities. If, as of the date of delivery of the Notice of Disapproval, there is not a valid Prospectus and Registration Statement that would permit the Altria Group to effect a Distribution of its Company Equity Securities (or such Prospectus and Registration Statement would not remain effective for at least one year following such date or any of the restrictions set forth in Section 2.1 of Schedule 3 shall then be in effect), then the Company shall repurchase all Company Equity Securities beneficially owned by the Altria Group at a purchase price per Common Share equal to the volume-weighted average price of the Common Shares on the TSX (or, if not traded on the TSX, such other applicable stock or securities exchange) during regular trading hours for the ten full trading days preceding the delivery of the Notice of Disapproval. Such repurchase shall be effected on the tenth Business Day following the delivery of the Notice of Disapproval, and on such date the Company shall pay to Altria or its designee the aggregate purchase in respect of all Company Equity Securities beneficially owned by the Altria Group and, upon payment of such purchase price, the Company shall cancel all of such Company Equity Securities. Notwithstanding the foregoing, the Company and Altria shall not be required to take the actions set forth in this clause (h) if, within five Business Days of the delivery of the Notice of Disapproval, a senior officer of the Company certifies to Altria in writing that the Company has abandoned its intention to undertake such activity; and

(i) for so long as the Percentage of Outstanding Common Shares is at least forty percent (subject to the obligations of the directors of the Company to comply with their fiduciary obligations under applicable Law), the Company shall not implement or adopt any shareholder rights plan without the prior written consent of Altria, and in any case such plan shall not impair Altria’s rights as a stockholder as of the date of adoption nor adversely affect Altria’s other rights pursuant to the Transaction Documents.

Section 5.2 Representations and Warranties of Altria. Altria hereby represents and warrants to the Company, on behalf of itself and Purchaser, that each of Altria and Purchaser is an “accredited investor” (within the meaning of SEC Rule 501 of Regulation D under the Securities Act) and is acquiring the securities contemplated by this Agreement and the Purchased Warrant Certificate for its own account or for one or more separate accounts maintained by it for the benefit of one or more other accredited investors and for investment only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any intention of distributing or selling such securities in violation of applicable Law and acknowledges that securities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under applicable securities Law, except pursuant to an applicable exemption therefrom, without compliance with any other applicable Law, and in compliance with the terms and conditions set forth herein, which Altria acknowledges includes certain limitations with respect to such securities, and the certificates and/or book-entry positions representing such securities will initially bear the Legends.

Section 5.3 Covenants of Altria.

(a) Subject to Section 5.3(c), for a period commencing on the date of this Agreement and ending on the earlier of (i) the date on which the Purchased Warrant has been exercised in full by Altria, and (ii) the expiry or termination of the Purchased Warrant, without the prior approval of an Independent Committee, no member of the Altria Group shall (other than upon settlement of any Common Shares issued, sold and delivered pursuant to a proper exercise of the rights contemplated by the Purchase Warrant Certificate or the exercise of Pre-Emptive Rights or Top-Up Rights), directly or indirectly, acquire Common Shares: (A) on the TSX, NASDAQ or any other stock exchange, marketplace or trading market on which the Common Shares are then listed; (B) through private agreement transactions with existing holders of Common Shares; or (C) in any other manner or take any action which would require any public announcement with respect to any of the foregoing.

(b) Subject to Section 5.3(c), without the prior approval of an Independent Committee, no member of the Altria Group shall enter into any Contract or other agreement, arrangement or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its Subsidiaries, on the one hand, and any member of the Altria Group, on the other hand, other than (i) ordinary course transactions, (ii) transactions involving de minimis amounts, (iii) transactions expressly contemplated by this Agreement or any of the Transaction Agreements or (iv) pursuant to any Contract or other agreement, arrangement or understanding previously approved pursuant to this Section 5.3(b) or take any action which would require any public announcement with respect to any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 5.3, nothing shall prohibit any member of the Altria Group from making a take-over bid or commencing a tender offer, in each case, to acquire not less than all of the issued and outstanding Common Shares (other than any such Common Shares beneficially owned by any member of the Altria Group and its Affiliates) in accordance with applicable Law.

Section 5.4 Cannabis Business.

(a) Subject to Section 5.4(c), until the earlier of (i) the six-month anniversary of the date the Percentage of Outstanding Common Shares is less than ten percent and (ii) the six-month anniversary of the termination of this Agreement (such earlier date, the “Exclusivity Termination Date”), Altria shall not directly or indirectly, and shall cause the other members of the Altria Group not to, directly or indirectly:

(i) develop, produce, manufacture, cultivate, advertise, market, promote, sell or distribute any Cannabis or products derived from or intended to be used in connection with Cannabis or services intended to relate to Cannabis (such products and services, collectively, “Related Products and Services”) anywhere in the world, other than (A) pursuant to any Commercial Agreement or (B) pursuant to a Contract approved by an Independent Committee (or, at any time when Altria Nominees do not represent a majority of the Company Board, if fully disclosed to and approved by a majority of the Independent members of the Company Board), entered into by and among or by and between, the Company and/or one or more of its Subsidiaries, on the one hand, and any one or more members of the Altria Group, on the other hand (such other Contract, an “Approved Company Agreement”);

(ii) acquire or make any investment in or otherwise beneficially own any interests in, or lend any money or provide any guarantee to, any Person that develops,

produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes Cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Agreement, on the terms and subject to the conditions of this Agreement and the Transaction Agreements, or (B) to the Company and/or any of its Subsidiaries, so long as any such acquisition or investment is pursuant to an Approved Company Agreement;

(iii) use or allow the use of any of their respective trade names, trademarks, trade-secrets or other intellectual property rights in connection with any Person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes Cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Agreement, or on the terms and subject to the conditions of this Agreement and the Transaction Agreements, or (B) to the Company and/or any of its Subsidiaries, so long as any such use of trade names, trademarks, trade-secrets or other intellectual property rights with the Company and/or any of its Subsidiaries is pursuant to an Approved Company Agreement; or

(iv) contract with or arrange for any third party (other than the Company or any of its Subsidiaries) to do any of the foregoing.

(b) Subject to Section 5.4(c), until the Exclusivity Termination Date, Altria (i) shall, and shall cause the other members of the Altria Group to, present exclusively to the Company all Cannabis Opportunities and (ii) shall not, directly or indirectly, and shall cause the other members of the Altria Group not to, directly or indirectly, pursue any Cannabis Opportunity on its own or their own behalf or for its or their own benefit without the Company’s prior written consent.

(c) Notwithstanding anything to the contrary set forth in Section 5.4(a) or Section 5.4(b), the members of the Altria Group:

(i) may engage and/or direct lobbyists, and/or undertake activities relating to governmental and regulatory affairs and relations, and activities relating to environmental, social, corporate governance and corporate social responsibility matters so long as the results of such lobbying and activities are not intended, directly or indirectly, to result in any material and adverse impact to the Company’s and its Subsidiaries’ businesses, affairs and operations;

(ii) may pursue any Cannabis Opportunity that has become a Rejected Opportunity;

(iii) may beneficially own (A) five percent or less of the equity or debt securities of any Person (for the avoidance of doubt, excluding the Company or any of its Subsidiaries, other than pursuant to the terms of this Agreement and the Transaction Agreements) whose securities are traded on any stock exchange, securities exchange, marketplace or trading market so long as (I) such beneficial ownership is in the nature of a portfolio investment undertaken in connection with asset management activities and which is not part of an investment strategy directed at acquiring and holding direct investments in Competing Businesses, (II) such beneficial ownership is a passive investment and (III) no member of the Altria Group holds any directorships with respect to such Person, has observation rights with respect to the board of directors or similar governing body of any such Person or, pursuant to any Contract or other agreement, arrangement or understanding, has other approval, veto or similar rights or (B) other equity investments in such Persons through pension plan investments not directed by the Company or indirect interests through investments in broad-based mutual funds and similar investment vehicles; and

(iv) may acquire or make any investment in or otherwise beneficially own any equity interests in any Person or business so long as (x) not more than fifteen percent of the total consolidated annual revenue of such Person or business for the most recently completed fiscal year prior to the date of any such acquisition or investment is derived from the development, production, manufacture, cultivation, advertisement, marketing, promotion, sales or distribution of Cannabis together with any Related Products and Services and (y) the aggregate amount of such consolidated annual revenue so attributable does not exceed $50 million for such fiscal year; provided that upon the Company’s request, Altria shall, and shall cause the other members of the Altria Group to, use commercially reasonable efforts to provide reasonably requested financial information in respect of any such Persons (subject to any confidentiality restrictions set forth in the Contracts governing such acquisition or investment; provided further that if such confidentiality restrictions are in place, Altria shall use, and shall cause the other members of the Altria Group to use, commercially reasonable efforts to obtain a waiver with respect to or consent under such contractual confidentiality obligations). In the event the revenue of any such Person related to the development, production, manufacture, cultivation, advertisement, marketing, promotion, sales or distribution of Cannabis together with any Related Products and Services exceeds more than fifteen percent of the total consolidated revenue of such Person, or $50 million in any subsequent fiscal year, upon the written request of the Company, (A) to the extent within its control or within the control of any of the other members of the Altria Group, Altria or such other member of the Altria Group shall cause the applicable Person or Persons to negotiate in good faith with the Company the sale or other transfer of such assets or businesses that relate to the development, production, manufacture, cultivation, advertisement, marketing, promotion, sales or distribution of Cannabis together with any Related Products and Services, or (B) Altria shall negotiate in good faith or shall cause the other members of the Altria Group to negotiate in good faith, as applicable, with the Company for the sale of or other transfer of such equity interests, in each case of (A) or (B) to the Company or one or more of its controlled Affiliates; provided, further, that (I) the obligations of Altria and the other members of the Altria Group to negotiate in good faith pursuant to the foregoing clauses (A) and (B) shall not require Altria or any other member of the Altria Group to agree to any particular terms of the sale or transfer (including valuation or price), and (II) with respect to any acquisition, investment or other similar equity interest (x) with respect to which none of Altria nor any other member of the Altria Group has control and (y) that, at the time of such acquisition, investment or other similar equity interest was first acquired, had no revenue or sales attributable to Cannabis or Related Products and Services, none of Altria or any other member of the Altria Group shall have any obligation to comply with the foregoing clauses (A) or (B) with respect to such acquisition, investment or other similar equity interest.

(d) With respect to each Cannabis Opportunity offered to the Company pursuant to Section 5.4(b):

(i) Altria shall or shall cause the Person presenting such Cannabis Opportunity to the Company to furnish the Company with such information with respect to such Cannabis Opportunity as is then reasonably available to such Person and assist the Company in respect of any reasonable requests for any further information (it being understood that such Person shall not be required to obtain any information with respect to such Cannabis Opportunity that is not already in such Person’s possession, control or reasonably available to such Person or to commission any studies, evaluations or other investigations or reports with respect to such Cannabis Opportunity); and

(ii) the Company shall, as promptly as practicable, convene an Independent Committee to evaluate such Cannabis Opportunity and, so long as Altria shall have satisfied its obligations contemplated by Section 5.4(d)(i) in all material respects, within fifteen Business Days of the date on which Altria shall have satisfied its obligations contemplated by Section 5.4(d)(i) in all material respects, such Independent Committee shall make a determination either to proceed with such Cannabis Opportunity or to not so proceed.

ARTICLE 6

TERMINATION; SURVIVAL

Section 6.1 Termination. Subject to Section 6.2, this Agreement is effective as of the date hereof and shall terminate automatically on the earliest to occur of:

(a) the point in time when the Percentage of Outstanding Common Shares ceases to be at least five percent;

(b) the election of the Company to terminate this Agreement by delivery of a written notice to Altria of such election if (i) Altria is adjudicated bankrupt, has failed to vacate an involuntary bankruptcy or reorganization petition within sixty days of the date of such filing, files such a petition on a voluntary basis, fails to vacate the appointment of a receiver or trustee for it or for a substantial portion of its assets within sixty days of such appointment, makes a voluntary assignment for the benefit of Altria’s creditors or ceases to do business as a going concern or (ii) in the event of a Claim brought by the Company, a court of competent jurisdiction having finally determined (after Altria having had a reasonably opportunity to cure such breach, after written notice from the Company of such breach and all appeal rights having expired or all time periods for appeal having expired without appeals having been taken), that Altria shall have materially breached Section 4.4, Section 5.2, Section 5.3 or Section 5.4 of this Agreement, and such breach constitutes a material breach of this Agreement, and, as a consequence of such breach, ordered the termination of this Agreement;

(c) the election of Altria to terminate this Agreement by delivery of a written notice to the Company of such election if (i) the Company is adjudicated bankrupt, has failed to vacate an involuntary bankruptcy or reorganization petition within sixty days of the date of such filing, files such a petition on a voluntary basis, fails to vacate the appointment of a receiver or trustee for it or for a substantial portion of its assets within sixty days of such appointment, makes a voluntary assignment for the benefit of the Company’s creditors or ceases to do business as a going concern or (ii) in the event of a Claim brought by the Altria Group, a court of competent jurisdiction having finally determined (after the Company having had a reasonably opportunity to cure such breach, after written notice from Altria of such breach and all appeal rights having expired or all time periods for appeal having expired without appeals having been taken), that the Company shall have materially breached Article 2, Article 3, Article 4 or Section 5.2 of this Agreement, and such breach constitutes a material breach of this Agreement, and, as a consequence of such breach, ordered the termination of this Agreement; and

(d) the date on which this Agreement is terminated by the mutual consent of the Parties.

Section 6.2 Survival. Upon the expiration or termination of this Agreement pursuant to Section 6.1, this Agreement shall immediately thereafter become void and have no effect, and (a) none of the Company, its Affiliates or any of its or their respective Representatives shall have any liability to any member of the Altria Group or any of their respective Affiliates or any of their respective Representatives, and (b) no member of the Altria Group or any of their respective Affiliates or any of their respective Representatives shall have any liability to the Company, its Affiliates or any of its or their respective Representatives pursuant to this Agreement, except that the obligations and terms contained in Article 1, Section 4.4, Section 5.2, Section 5.3(a) (solely through the expiration of the obligations thereunder in accordance with the terms of Section 5.3(a), and subject to the limitations imposed by Section 5.3(c)), Section 5.4 (solely through the Exclusivity Termination Date), this Section 6.2, Article 7 and the indemnification rights and obligations expressly contemplated by Schedule 3, and all obligations accrued or related to a period in time prior to the expiration or termination of this Agreement shall survive any expiration or termination of this Agreement; provided, however, that: (i) the expiration or termination of this Agreement shall not discharge any of Party’s obligations to pay any amount owing and payable as of the date of expiration or termination of this Agreement; and (ii) nothing in this Section 6.2 shall limit the survival of any provision contemplated by any of the Transaction Agreements to the extent such provision expressly survives the expiration or termination of such Transaction Agreement.

ARTICLE 7

GENERAL PROVISIONS

Section 7.1 Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed by telephone or otherwise or clearly evidenced. Such communications must be sent to the respective Parties at the following street addresses, facsimile numbers or email addresses or at such other street address, facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 7.1 (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address, facsimile number or email address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

If to the Company:

Cronos Group Inc.

720 King Street West

Suite 320

Toronto, Ontario M5V 2T3

Attention: General Counsel

Telephone: (416) 504-0004

Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: George J. Sampas

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Email: [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention: Tim Andison and Geoff S. Belsher

Telephone: (416) 863-2400

Facsimile: (416) 863-2653

Email: [Redacted – Personal Information]

If to Altria or any other member of the Altria Group:

Altria Group, Inc.

6601 West Broad Street

Richmond, VA 23230

Attention: General Counsel

Telephone: (804) 274-2200

Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew J. Nussbaum and John L. Robinson

Telephone: (212) 403-1000

Facsimile: (212) 403-2000

Email: [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre—West Tower

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention: Robert Vaux and Jamie van Diepen

Telephone: (416) 979-2211

Facsimile: (416) 979-1234

Email: [Redacted – Personal Information]

Section 7.2 Expenses. Except as otherwise specifically provided in this Agreement, whether or not any of the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and any transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense.

Section 7.3 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.4 Entire Agreement. This Agreement (including the Schedules) and the Transaction Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

Section 7.5 No Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (other than as expressly provided in Schedule 3) any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 7.4, the right to rely upon the representations and warranties set forth in this Agreement.

Section 7.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise (including pursuant to the division of a limited liability company), without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations and any attempted or purported assignment or delegation in violation of this Section 7.6 shall be null and void; provided, however, that Altria or any member of the Altria Group that is a Holder may assign any of its interests to any other member of the Altria Group (including any member of the Altria Group to whom Common Shares are transferred pursuant to the terms and conditions of this Agreement), so long as Altria or such Holder provides the Company with advance written notice thereof and, as applicable, complies with any obligations with respect to any transfers, in which event all references to Altria or such Holder in this Agreement shall be deemed references to such other member of the Altria Group, except that all representations and warranties made in this Agreement with respect to Altria as of the date of this Agreement shall be deemed representations and warranties made with respect to such other member of the Altria Group as of the date of such assignment (other than, to the extent not required by applicable Law, with respect to the “accredited investor” status of such Holder); provided, that no such assignment shall in any way alter or modify the scope of Altria’s obligations set forth in Section 5.4; and provided, further, that

(a) any such assignment shall not reasonably be expected (in the Company’s reasonable determination) to adversely affect the rights of the Company or the Company Shareholders (other than any member of the Altria Group) in any respect and (b) no assignment, delegation or designation shall relieve Altria or any such Holder of any of its obligations pursuant to this Agreement unless the Parties enter into a novation.

Section 7.7 Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties.

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 7.8 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be in all respects governed by and construed and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Subject to the express terms and conditions of Schedule 3 with respect to indemnification, each of the Parties agrees that: (i) it shall bring any Claim in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Court; and (ii) solely in connection with such Claims, it (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Court, (B) irrevocably waives any objection to the laying of venue in any such Claim in the Chosen Court, (C) irrevocably waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Claim in the manner provided in Section 7.1 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) shall not assert as a defense any matter or Claim waived by the foregoing clauses (A) through (D) of this Section 7.8(b) or that any Order issued by the Chosen Court may not be enforced in or by the Chosen Court.

(c) Each Party acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Claim, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Claim, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 7.8.

Section 7.9 Injunctive Relief. Each of the Parties acknowledges and agrees that the rights of each Party contemplated by this Agreement, including those with respect to the consummation of any transactions contemplated hereby, are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy.

Accordingly, each Party agrees that in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 7.8(b), in the Chosen Court without necessity of posting a bond or other form of security. In the event that any Claim should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 7.10 Further Assurances. Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as may reasonably be required to carry out the provisions of this Agreement and to give effect to the transactions contemplated by this Agreement.

Section 7.11 Publicity. The Parties shall consult with each other, provide each other with reasonable opportunity for review and give due consideration to reasonable comment by each other, prior to issuing any press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement. The Company and Altria shall each provide prior notice to the other party of any public disclosure that it proposes to make which if disclosed would include the name of such Party or any of its Affiliates, together with a draft copy of such disclosure and under no circumstances shall any public disclosure of the such Party or any of its Affiliates include the name of the other Party or its Affiliates without the other Party’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed), except in each case (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service, TSX or NASDAQ, (b) as may be requested by a Governmental Authority or (c) in connection with ordinary course communications with employees of such party or any of its Affiliates. In addition to the exceptions set forth in foregoing clauses (a) through (c) of the second sentence of this Section 7.11, each Party, its Subsidiaries and Representatives thereof may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, and in connection with general investor relations activities, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Parties, made by the other party or any of its Subsidiaries (or Representatives thereof) or to the extent that they have been reviewed and previously approved by the other Party, in each case within the same fiscal year as the contemplated public statement, disclosure or communication to be made by such Party, its Subsidiaries or their respective Representatives. No disclosure of information in accordance with this Section 7.11 shall constitute a breach of Section 4.4.

Section 7.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic transmission, including in portable document format (.pdf), shall be deemed as effective as delivery of an original executed counterpart of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

CRONOS GROUP INC.

By:
Name:
Title:

ALTRIA GROUP, INC.

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

SCHEDULE 3

REGISTRATION RIGHTS

SCHEDULE 3

REGISTRATION RIGHTS

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Schedule 3, the following terms shall have the meanings set forth in this Section 1.1 of this Schedule 3:

“Base Shelf Prospectus” has the meaning ascribed to “base shelf prospectus” in National Instrument 44-102 – Shelf Distributions.

“bought deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions.

“Demand Notice” has the meaning ascribed thereto in Section 2.2(a) of this Schedule 3.

“Demand Registration” has the meaning ascribed thereto in Section 2.2(a) of this Schedule 3.

“Distribution” means (a) the qualification of a distribution of Common Shares pursuant to a Prospectus under applicable securities Laws in one or more of the Qualifying Provinces or (b) the registration of Common Shares pursuant to a Registration Statement in the United States, in each case, excluding any distribution of Common Shares relating to: (i) employee benefit plans, equity incentive plans or dividend reinvestment plans; (ii) an acquisition, arrangement, amalgamation, merger, business combination or similar transaction after the date hereof by the Company or any of its Subsidiaries of or with any other businesses or (iii) the exercise of registration rights contemplated by Section 6.10(b) of the Ginkgo Agreement.

“Holder’s Expenses” has the meaning ascribed thereto in Section 2.6 of this Schedule 3.

“Indemnified Party” has the meaning ascribed thereto in Section 3.4 of this Schedule 3.

“Indemnifying Party” has the meaning ascribed thereto in Section 3.4 of this Schedule 3.

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.3 of this Schedule 3.

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.3 of this Schedule 3.

“Prospectus” means a “prospectus,” as such term is used in National Instrument 41-101 – General Prospectus Requirements, including all amendments and supplements thereto.

“Qualifying Provinces” means, collectively, all the Provinces of Canada, except Québec. acquired.

“Registrable Securities” means any Common Shares held by the Holder, however “Registration Statement” means a registration statement filed with the SEC pursuant to the Securities Act (including any prospectus supplement filed with respect thereto).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act (Ontario)” means the Securities Act (Ontario).

“Shelf Prospectus Supplement” has the meaning ascribed to “shelf prospectus supplement” in National Instrument 44-102 – Shelf Distributions.

“Shelf Registration” has the meaning ascribed thereto in Section 2.1(a).

“Shelf Registration Statement” has the meaning ascribed thereto in Section 2.1(a).

“Shelf Takedown” has the meaning ascribed thereto in Section 2.1(d).

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar such Taxes and all conveyance fees, recording fees and other similar charges (in each case, excluding any Taxes imposed on, measured by, or computed with respect to net income).

“underwriter” and all terms which are derivatives thereof shall be deemed to include “best efforts agent” and all terms which are derivatives thereof, as appropriate;

“U.S. Prospectus” means the prospectus forming a part of the Registration Statement.

“Underwriters’ Cutback” has the meaning ascribed thereto in Section 2.4(b) of this Schedule 3.

“Underwritten Shelf Takedown Notice” has the meaning ascribed thereto in Section 2.1(e). 2.1(e).

“Underwritten Shelf Takedown” has the meaning ascribed thereto in Section

“Valid Business Reason” has the meaning ascribed thereto in Section 2.2(c) of this Schedule 3.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 Shelf Registration.

(a) On or after January 1, 2020, upon the request of the Holder, the Company shall (i) prepare and file (A) with the SEC a Registration Statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto that covers all Registrable Securities then outstanding for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration”) and (B) with the Canadian Securities Regulators a preliminary and final Base Shelf Prospectus to facilitate a secondary offering in one or more of the Qualifying Provinces of all Registrable Securities then outstanding, (ii) amend an existing registration statement so that it is usable for Shelf Registration and an offering on a delayed or continuous basis of Registrable Securities, or (iii) file a prospectus supplement that shall be deemed to be a part of an existing registration statement in accordance with Rule 430B under the Securities Act that is usable for Shelf Registration and an offering on a delayed or continuous basis of Registrable Securities (as applicable, a “Shelf Registration Statement”). If permitted under the Securities Act, such Shelf Registration Statement shall be an “automatic shelf registration statement” as defined in Rule 405 under the Securities Act.

(b) The Company shall use its best efforts to (i) cause the Shelf Registration Statement filed pursuant to Section 2.1(a) of this Schedule 3 to be declared effective by the SEC or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof, (ii) obtain receipt from the Canadian Securities Regulators for the preliminary and final Base Shelf Prospectus filed pursuant to Section 2.1(a) of this Schedule 3 and any amendment, supplement and renewals thereof and (iii) keep such Shelf Registration Statement continuously effective and in compliance with the Securities Act and renew such Base Shelf Prospectus by filing and obtaining a receipt for a preliminary and final Base Shelf Prospectus, such that such Shelf Registration Statement and Base Shelf Prospectus (subject to the filing of a Shelf Prospectus Supplement in respect of a particular distribution), as applicable, are useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, this Agreement is terminated in accordance with its terms, or (A) with respect to a Shelf Registration Statement, the Company is no longer eligible to maintain a Shelf Registration Statement and (B) with respect to a Base Shelf Prospectus, the Company is no longer eligible to maintain a Base Shelf Prospectus, including, in each case, by filing successive replacement or renewal Shelf Registration Statements and Base Shelf Prospectuses upon the expiration of such Shelf Registration Statement and/or Base Shelf Prospectus, as applicable.

(c) At any time and from time to time that a Shelf Registration Statement or Base Shelf Prospectus is effective, if the Holder requests (i) the registration under the Securities Act of additional Registrable Securities pursuant to such Shelf Registration Statement or (ii) that the Holder be added as a selling shareholder in such Shelf Registration Statement or Base Shelf Prospectus, as applicable, the Company shall as promptly as practicable amend or supplement the Shelf Registration Statement to cover such additional Registrable Securities and/or the Holder.

(d) Each Holder shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective, to sell any or all of the Registrable Securities covered by such Shelf Registration Statement (a “Shelf Takedown”); provided that any Shelf Takedown that is an Underwritten Shelf Takedown shall be subject to Section 2.1(e) of this Schedule 3.

(e) The Holder, if intending to effect a Shelf Takedown, shall be entitled to request, by written notice to the Company (an “Underwritten Shelf Takedown Notice”), that the Shelf Takedown be an underwritten offering (an “Underwritten Shelf Takedown”). The Underwritten Shelf Takedown Notice shall specify the number of Registrable Securities intended to be offered and sold by the Holder pursuant to the Underwritten Shelf Takedown and the intended method of distribution.

(f) The Company will satisfy any Demand Registration to facilitate a secondary offering in one or more of the Qualifying Provinces at a time that a Base Shelf Prospectus is effective by filing a Base Shelf Supplement with the applicable Canadian Securities Regulators, in accordance with National Instrument 44-102 – Shelf Distributions, as soon as practicable, but in any event not later than the third business day after the Demand Registration is received (unless otherwise indicated by the Holder in the Demand Notice).

(g) Notwithstanding anything else to the contrary in this Section 2.1, the Company shall be entitled to postpone a Shelf Registration and/or filing a Base Shelf Prospectus if the Company Board reasonably determines in its good faith judgment, and will not be required to keep a Shelf Registration Statement and/or Base Shelf Prospectus effective during any period in respect of which the Company Board reasonably determines in its good faith judgment, that either: (i) such filing or keeping effective, as applicable, would impede the ability of the Company to consummate a pending or proposed material financing, acquisition, corporate reorganization, merger or other transaction involving the Company or would have a material adverse effect on the business of the Company and its Subsidiaries (taken as a whole) or (ii) there exists at the time material non-public information relating to the Company the disclosure of which would be detrimental to the Company (each, a “Valid Business Reason”), in which case the Company’s obligations under this Section 2.2 of this Schedule 3 shall be deferred for a period of not more than 90 days upon such written notice; provided, however, that (A) the Company shall give written notice to the Holder: (x) of its determination pursuant to this subcluase (f), and, subject to compliance by the Company with applicable securities Laws, of the facts giving rise to the Valid Business Reason and (y) of the time at which it determines the Valid Business Reason to no longer exist; and (B) the Company shall not qualify or register any securities offered by the Company during such period.

(h) Notwithstanding anything to the contrary contained in this Section 2.1, nothing in this Section 2.1 shall obligate the Company to take any action that would not be permitted by Section 6.10 of the Ginkgo Agreement.

Section 2.2 Demand Registration Rights.

(a) From the date hereof until the Trigger Time, at any time and from time to time, the Holder, subject to the limitations of this Section 2.2 of this Schedule 3, to the extent permitted by applicable Law, shall be entitled to make no more than, during any twelve-month period, two written requests of the Company for the Company to file a Prospectus under applicable securities Laws and/or, if the Company is not eligible under applicable Law to register Registrable Securities by way of a Registration Statement on Form S-3 pursuant to Section 2.1, a Registration Statement other than a Shelf Registration Statement under the Securities Act and take such other steps as may be necessary to facilitate a secondary offering in one or more of the Qualifying Provinces and/or the United States, as applicable, of all or any portion of the Registrable Securities held by the Holder (a “Demand Registration”), by giving written notice of such Demand Registration to the Company (the “Demand Notice”).

(b) The Company shall not be obliged to effect a Demand Registration:

(i) within a period of three months after the date of completion of a Distribution in respect of which either a Demand Notice or Piggy-Back Notice was delivered;

(ii) if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with a Demand Distribution because of the unavailability of audited or other required financial statements or financial information or disclosure of the Company or any other Person required to be included in the Prospectus pursuant to applicable Law or any other disclosure required pursuant to applicable securities Laws; provided, that the Company shall use its commercially reasonable efforts to obtain such financial statements or other disclosure as promptly as practicable;

(iii) during any black-out period in which the Company is not permitted to issue securities or insiders of the Company are restricted from trading in securities of the Company under applicable Law, the Company’s insider trading policy or any other applicable policy of the Company; or

(iv) if the Demand Registration is expected to result in gross proceeds of less than $50 million, unless the number of Registrable Securities to be included in the Demand Distribution represents five percent or more of the Common Shares then outstanding (on a fully diluted basis);

provided, however, that if the Holder provides a reasonably detailed written notice to the Company advising the Company that Altria has determined based on information not reasonably available to it as at the date of this Agreement and after consultation with its outside legal counsel, a nationally recognized firm, that the holding of an investment in the Company by any member of the Altria Group under this Agreement or any of the Transaction Agreements would reasonably be expected to result in a violation of, or any material liability, other than any liability arising from obligations required to be performed by the Altria Group under this Agreement or any of the Transaction Agreements, to the Altria Group under applicable Law and such violation or liability, in the reasonable determination of Altria, after consultation with its outside legal counsel, a nationally recognized firm, could not reasonably be expected to be cured (other than a disposition of the Common Shares beneficially owned by the Altria Group to a third party) by commercially reasonable efforts to do so, which notice outlines the basis upon which the Altria Group has reached the above referenced determination, then the Company shall not be able to refuse a Demand Notice solely on the basis of the limitations included in Section 2.2(b)(i) and Section 2.2(b)(iii) of this Schedule 3.

(c) The Company shall be entitled to postpone a Demand Registration (upon written notice to the Holder) in the event the Company Board reasonably determines in its good faith judgment that there exists a Valid Business Reason, in which case the Company’s obligations under this Section 2.2 of this Schedule 3 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Notice; provided, however, that (A) the Company shall give written notice to the Holder: (x) of its determination to postpone filing of the Prospectus and/or Registration Statement, as applicable, and, subject to compliance by the Company with applicable securities Laws, of the facts giving rise to the Valid Business Reason and (y) of the time at which it determines the Valid Business Reason to no longer exist; and (B) the Company shall not qualify or register any securities offered by the Company during such period.

(d) A Demand Notice shall:

(i) specify the number of Registrable Securities that the Holder intends to offer and sell;

(ii) express the intention of the Holder to offer or cause the offering of such Registrable Securities;

(iii) describe the nature or methods of the proposed offer and sale thereof, the Qualifying Provinces in which such offer will be made, and whether such offer will be made in the United States;

(iv) the minimum offering price per Registrable Security that the Holder, acting reasonably, would be willing to accept in such Demand Registration;

(v) contain the undertaking of the Holder to provide all such information regarding the Holder, its holdings and the proposed manner of distribution thereof and to take all such other actions as may be required in order for the Company, the Holder and the Distribution to comply with all applicable Laws; and

(vi) specify whether such offer and sale will be made on an underwritten or fully-marketed basis.

(e) In the case of an underwritten public offering initiated pursuant to this Section 2.2 of this Schedule 3, the Company shall have the right to select the managing underwriter(s) and other underwriters to effect the Distribution in connection with such Demand Registration, provided, however, that such selection shall also be satisfactory to the Holder, acting reasonably. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article II of this Schedule 3.

(f) Subject to Section 2.4 of this Schedule 3, Common Shares other than Registrable Securities may be included in any Demand Registration.

(g) In the case of an underwritten Demand Registration, the Holder and its Representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Holder and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

(h) The Company shall not sell, offer to sell, announce any intention to sell, grant any option for the sale of, or otherwise dispose of any securities of the Company other than pursuant to the Share Incentive Plan, or acquire any securities of the Company, whether for its own account or for the account of another securityholder, from the date of a Demand Notice until the date of the closing of the sale of the Registrable Securities in accordance with a Demand Registration (unless the Holder withdraws its request for qualification or registration of its Registrable Securities pursuant to such Demand Registration in accordance with Section 2.5(a) of this Schedule 3).

Section 2.3 Piggy-Back Registration Rights.

(a) From the date hereof until the Trigger Time, if, at any time and from time to time from and after the date hereof, the Company proposes to make a Distribution for its own account, the Company shall, at that time, promptly give the Holder written notice (the “Piggy-Back Notice”) of the proposed Distribution.

(b) A Piggy-Back Notice shall:

(i) specify the number of Common Shares (or other securities, as applicable) proposed to be Distributed;

(ii) contain the proposed date of Distribution;

(iii) contain the proposed means of Distribution;

(iv) contain, if applicable, the proposed managing underwriter(s) or other underwriters; and

(v) the minimum offering price per Common Share that the Company, acting reasonably, would be willing to accept in such Distribution..

(c) In the event that a Piggy-Back Notice shall have been given, the Holder may request the inclusion of the Registrable Securities in the Distribution (a “Piggy-Back Registration”) by providing written notice (the “Piggy-Back Exercise Notice”) to the Company within seventy-two hours of receipt of the Piggy-Back Notice, which shall:

(i) specify the number of Registrable Securities that the Holder wishes to offer and sell in the applicable Distribution; and

(ii) contain the undertaking of the Holder to provide all such information regarding the Holder, its holdings and the proposed manner of distribution thereof and to take all such other actions as may be required in order for the Company, the Holder and the Distribution to comply with all applicable Laws.

(d) The Company shall, subject to the limitations of this Article II of this Schedule 3 and applicable securities Laws, use commercially reasonable efforts to include, and, as applicable, cause to be qualified or registered in the applicable Distribution, the Registrable Securities specified in the Piggy-Back Notice.

(e) If, at any time after giving a Piggy-Back Notice and prior to the time a Prospectus is filed in connection with such Piggy-Back Registration, the Company shall determine for any reason not to complete such Distribution, the Company may, at its election, give written notice of such determination to the Holder and thereupon shall be relieved of its obligation to complete a Distribution of any Registrable Securities in connection with such particular withdrawn or abandoned Piggy-Back Registration; provided, that if permitted pursuant to Section 2.2 of this Schedule 3, the Holder may continue the Distribution as a Demand Registration pursuant to the terms of Section 2.2 of this Schedule 3.

Section 2.4 Underwriters’ Cutback.

(a) If, in connection with a Demand Registration, the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering would likely have a significant adverse effect on the distribution or sales price of the securities to be sold in such Distribution (an “Underwriters’ Cutback”), then the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

(i) first, on a pro rata basis in respect of (A) the Registrable Securities requested to be qualified or registered by the Holder in the applicable Demand Notice and (B) the number of Common Shares requested to be included in the Distribution in accordance with Section 6.10(c) of the Ginkgo Agreement;

(ii) second, any remaining Registrable Securities requested to be qualified or registered by the Holder in the applicable Demand Notice after the inclusion of the Registrable Securities pursuant to (i) above;

(iii) third, any Common Shares offered by the Company for its own account; and

(iv) lastly, any additional Common Shares sought to be included by any other shareholders on a pro rata basis.

(b) If, in connection with a Piggy-Back Registration, the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering by Holder would likely have a significant adverse effect on the distribution or sales price of the securities to be sold in such Distribution, then the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

(i) first, on a pro rata basis in respect of A) Common Shares offered by the Company for its own account, (B) the Registrable Securities requested to be qualified or registered by the Holder in the applicable Piggy-Back Exercise Notice and (C) the number of Common Shares requested to be included in the Distribution in accordance with Section 6.10(c) of the Ginkgo Agreement;

(ii) second, any additional Common Shares offered by the Company for its own account;

(iii) third, any remaining Registrable Securities requested to be qualified or registered by the Holder in the applicable Piggy-Back Exercise Notice after the inclusion of the Registrable Securities pursuant to (i) above; and

(iv) lastly, any additional Common Shares sought to be included by any other shareholders on a pro rata basis.

Section 2.5 Withdrawal of Registrable Securities.

(a) The Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration or Piggy-Back Registration pursuant Section 2.2 or Section 2.3 of this Schedule 3 by giving written notice to the Company of its request to withdraw; provided, however, that:

(i) such request shall be made in writing to the Company prior to the earlier of (A) the execution of an enforceable bought deal letter and (B) the public announcement of the Distribution by the Company; and

(ii) such withdrawal shall be irrevocable and, after making such withdrawal, the Holder shall no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.

(b) In the event of any such withdrawal, the Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable, and the Registrable Securities shall continue to be Registrable Securities for the purposes of this Agreement; provided, that, if such withdrawal is in respect of a Demand Registration, then, subject to Section 2.4(d) of this Schedule 3, then the request shall be deemed to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration the request and such deemed request shall reduce the number of requests for a Demand Registration that the Holder is permitted to make pursuant to Section 2.1(a) of this Schedule 3.

(c) Notwithstanding anything to the contrary contained in Section 2.4(a) and Section 2.4(b) of this Schedule 3, if at any time prior to the completion of the applicable Distribution the Holder withdraws its request for inclusion of its Registrable Securities from a

Demand Registration or Piggy-Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company, then such request shall be deemed to be withdrawn and such request shall be deemed not to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration and the request therefor shall not reduce the number of requests for a Demand Registration that the Holder is permitted to make pursuant to Section 2.1(a) of this Schedule 3.

(d) Notwithstanding anything to the contrary contained in Section 2.4(b) of this Schedule 3, if the Company postpones the filing of a Prospectus or a Registration Statement pursuant to Section 2.2(c) of this Schedule 3 and, as a result of such postponement, the Holder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request shall be deemed not to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration and the request therefor shall not reduce the number of requests for a Demand Registration that the Holder is permitted to make pursuant to Section 2.1(a) of this Schedule 3.

Section 2.6 Expenses. All expenses incurred in connection with a Demand Registration or Piggy-Back Registration pursuant to Section 2.2 or Section 2.3 of this Schedule 3, as applicable, including, (a) Canadian Securities Regulators, SEC, Financial Industry Regulatory Authority, and stock exchange registration, listing and filing fees relating to the Registrable Securities, (b) fees and expenses of compliance with securities Laws and the Securities Act, (c) printing and copying expenses, (d) messenger and delivery expenses, (e) expenses incurred in connection with any road show and marketing activities, (f) fees and disbursements of counsel to the Company, (g) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Company, (h) translation expenses, and (i) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities (but excluding the Holder’s Expenses), shall be borne by the Company; provided, that all underwriting discounts and commissions, brokerage or agent commissions, out-of-pocket expenses incurred by the Holder, fees and disbursements of counsel to the Holder and Transfer Taxes, if any, applicable to the sale of Registrable Securities, shall be borne by the Holder (the “Holder’s Expenses”).

Section 2.7 Registration Procedures.

(a) In connection with the Demand Registration and Piggy-Back Registration obligations pursuant to Section 2.2 and Section 2.3 of this Schedule 3, but subject to the limitations of this Article II of this Schedule 3, the Company shall use commercially reasonable efforts to effect the qualification and/or registration, as applicable, for the offer and sale or other disposition or Distribution of Registrable Securities of the Holder in one or more of the Qualifying Provinces and/or the United States, as directed by the Holder, and in furtherance thereof:

(i) the Company shall as expeditiously as possible, but in any event, in the case of a Demand Registration, within forty-five days after the Company’s receipt of the

Demand Notice, prepare and file in the English language with the Canadian Securities Regulators a preliminary Prospectus and/or with the SEC a Registration Statement, as applicable, and, promptly thereafter, a final Prospectus under and in compliance with the applicable securities Laws, relating to the applicable Demand Registration or Piggy-Back Registration, including all exhibits, financial statements and such other related documents required by the Canadian Securities Regulators and the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Prospectus to be receipted and/or such Registration Statement to be declared effective by the SEC; and the Company shall furnish to the Holder and the managing underwriters or underwriters, if any, copies of such preliminary Prospectus and final Prospectus and/or Registration Statement, as applicable, and any amendments or supplements in the form filed with the Canadian Securities Regulators or the SEC, promptly after the filing of such preliminary Prospectus and final Prospectus and/or such Registration Statement and the preliminary and final U.S. Prospectus, and any amendments or supplements thereto;

(ii) prepare and file with the Canadian Securities Regulators and/or the SEC such amendments and supplements to the preliminary Prospectus and final Prospectus and/or the Registration Statement, as applicable, as may be necessary to complete the Distribution of all such Registrable Securities and as required under the Securities Act (Ontario) and the Securities Act or under any applicable provisions of securities Laws and the Securities Act;

(iii) notify the Holder and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Company: (A) when the preliminary Prospectus and final Prospectus and/or the Registration Statement, as applicable, or any amendment thereto has been filed or been receipted or declared effective, as applicable, and furnish to the Holder and managing underwriter or underwriters, if any, copies thereof; (B) of any request by the Canadian Securities Regulators or the SEC for amendments to the preliminary Prospectus or the final Prospectus or the Registration Statement or for additional information; (C) of the issuance by the Canadian Securities Regulators or the SEC of any stop order or cease trade order relating to the Prospectus or the Registration Statement or any order preventing or suspending the use of any preliminary Prospectus or final Prospectus or the Registration Statement or the initiation or threatening of any proceedings for such purposes; and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or registration of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv) promptly notify the Holder and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the preliminary Prospectus or final Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or final Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or final Prospectus was delivered or the Registration Statement was declared effective by the SEC not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such preliminary Prospectus or final Prospectus was delivered or the Registration Statement was declared effective by the SEC or if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus or the Registration Statement in order to comply with securities Laws or the Securities Act and, in either case, as promptly as practicable, prepare and file with the Canadian Securities Regulators and/or the SEC, as applicable, and furnish to the Holder and the managing underwriter or underwriters, if any, a supplement or amendment to such preliminary Prospectus or final Prospectus or the Registration Statement which shall correct such statement or omission or effect such compliance;

(v) use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any preliminary Prospectus or final Prospectus or the Registration Statement or suspending the qualification or registration of any Registrable Securities covered by such Prospectus or Registration Statement, or the initiation or the threatening of any proceedings for such purposes;

(vi) furnish to the Holder and each underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the preliminary Prospectus and final Prospectus and/or the Registration Statement and preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, including financial statements and schedules and all documents incorporated therein by reference, and provide the Holder and its counsel with a reasonable opportunity to review and provide comments to the Company on the preliminary Prospectus and final Prospectus and/or the Registration Statement;

(vii) deliver to the Holder and the underwriter or underwriters, if any, without charge, as many commercial copies of the preliminary Prospectus and the final Prospectus and/or the preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the preliminary Prospectus and the final Prospectus and/or the preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, or any amendment or supplement thereto by the Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such preliminary Prospectus and the final Prospectus and/or such preliminary U.S. Prospectus and/or final U.S. Prospectus or any amendment or supplement thereto) and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(viii) on or prior to the date on which a receipt is issued for the preliminary Prospectus or final Prospectus by the applicable Canadian Securities Regulators, use commercially reasonable efforts to qualify, and cooperate with the Holder, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the securities Laws of each of the Qualifying Provinces, as applicable, as any such Person or underwriter reasonably requests in writing; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(ix) in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article III of this Schedule 3, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favor of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus and/or the Registration Statement included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

(x) as promptly as practicable after filing with the Canadian Securities Regulators or the SEC any document which is incorporated by reference into the preliminary Prospectus or final Prospectus or the Registration Statement, provide copies of such document to the Holder and its counsel and to the managing underwriters or underwriters, if any;

(xi) file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by applicable securities Laws;

(xii) use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the Holder and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in a preliminary Prospectus or final Prospectus and/or the Registration Statement;

(xiii) furnish to the Holder and the managing underwriter or underwriters, if any, and such other Persons as the Holder may reasonably specify, such corporate certificates, satisfactory to the Holder acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holder may reasonably request;

(xiv) provide and cause to be maintained a transfer agent and registrar for such Common Shares not later than the date a receipt is issued for the final Prospectus by the applicable Canadian Securities Regulators or the date that the Registration Statement is declared effective by the SEC and use its best efforts to cause all Common Shares covered by such Final Prospectus and/or such Registration Statement to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

(xv) participate in such marketing efforts as the managing underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows,” institutional investor meetings and similar events; and

(xvi) take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Holder under the Agreement.

(b) The Company may require the Holder to furnish to the Company such information regarding the Distribution of such Registrable Securities and such other information relating to the Holder and its beneficial ownership of Common Shares as the Company may from time to time reasonably request in writing in order to comply with applicable securities Laws in each jurisdiction in which a Demand Registration or Piggy-Back Registration is to be effected and the Securities Act. The Holder agrees to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and applicable securities Laws and the Securities Act. The Holder shall promptly notify the Company when the Holder becomes aware of the happening of any event (insofar as it relates to the Holder or information provided by the Holder in writing for inclusion in the applicable preliminary Prospectus or final Prospectus and/or Registration Statement) as a result of which the preliminary Prospectus or Final Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or final Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or final Prospectus was delivered or when such Registration Statement was declared effective by the SEC not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus or the Registration Statement in order to comply with securities Laws or the Securities Act. In addition, the Holder shall, if required under applicable securities Laws, execute any certificate forming part of a preliminary Prospectus or a final Prospectus to be filed with the applicable Canadian Securities Regulators.

(c) In connection with any underwritten offering in connection with a Demand Registration or a Piggy-Back Registration, the Holder shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Holder and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article III of this Schedule 3, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favor of the Holder with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus or the Registration Statement included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

(d) Notwithstanding anything to the contrary contained in this Schedule 3, if the Company receives a “bought deal” letter (which means a fully underwritten commitment, subject to customary conditions, from an underwriter or underwriters) relating to a Distribution, the Company shall give the Holder such notice as is practicable under the circumstances given the speed and urgency with which “bought deals” are carried out in common market practice of its rights to participate thereunder and such Holder shall be required to respond in a manner consistent with the time periods typical for a transaction of such nature and, in any event, prior to the launch of such “bought deal.” Provided that the foregoing sentence is complied with by the Company, nothing herein shall be construed to limit the ability of the Company to proceed with such “bought deal” Distribution.

ARTICLE III

DUE DILIGENCE; INVESTIGATION

Section 3.1 Preparation; Reasonable Investigation. In connection with the preparation and filing of any Prospectus or Registration Statement in connection with a Demand Registration or Piggy-Back Registration that includes Registrable Securities as herein contemplated, the Company shall give the Holder, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and shall give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunity to discuss the business of the Company with its officers and auditors, and to conduct all reasonable and customary due diligence which the Holder and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in Canada for inclusion in such documents; provided, that the Holder and the underwriters agree to maintain the confidentiality of such information.

Section 3.2 Indemnification by the Company. In connection with any Demand Registration and/or Piggy-Back Registration that includes Registrable Securities, the Company shall indemnify and hold harmless the Holder and its Affiliates and each of their respective directors, officers, employees and agents and underwriters, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact contained in any Prospectus or Registration Statement, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or as incurred, arising out of or based upon any failure by the Company to comply with applicable securities Laws or the Securities Act; provided, that the Company shall not be liable under this Section 3.2 of this Schedule 3 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided, further, that the indemnity provided for in this Section 3.2 of this Schedule 3, in respect of the Holder, shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder or underwriter for use in the Prospectus or the Registration Statement. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.2 of this Schedule 3 as a result of such losses shall be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

Section 3.3 Indemnification by the Holder.

(a) In connection with any Demand Registration and/or Piggy-Back Registration that includes Registrable Securities, the Holder shall indemnify and hold harmless the Company and each of its directors, officers, employees and agents from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made or required to be made in the Prospectus or the Registration Statement, as applicable, included in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder for use in the Prospectus or Registration Statement; provided, that the Holder shall not be liable under this Section 3.3(a) of this Schedule 3 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided, further, that the indemnity provided for in this Section 3.3(a) of this Schedule 3 shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission contained in any Prospectus or Registration Statement relating to a Demand Registration and/or Piggy Back Registration if the Company or any underwriter failed to send or deliver a copy of the Prospectus or the U.S. Prospectus, as applicable, to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus or U.S. Prospectus corrected such untrue statement or omission. Any amounts advanced by the Holder to an Indemnified Party pursuant to this Section 3.3(a) of this Schedule 3 as a result of such losses shall be returned to the Holder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Holder.

(b) Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event shall the Holder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by the Holder; and (ii) the Holder’s proportionate share of any such liability based on the net sales proceeds actually received by the Holder and the aggregate net sales proceeds of the Distribution, except in the case of fraud or willful misconduct by the Holder.

Section 3.4 Defence of the Action by the Indemnifying Parties. Each party entitled to indemnification under this Article III of this Schedule 3 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article III of this Schedule 3 except to the extent of the damage or prejudice suffered by such delay in notification. The Indemnifying Party may assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to the reasonable satisfaction of the Indemnified Party, and the payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or the Indemnifying Party shall not have employed counsel to take charge of the defence of such action or the Indemnified Party reasonably concludes, based on the opinion of counsel, that there may be defences available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses shall be borne by the Indemnifying Party, provided, further, that in no event shall the Indemnifying Party be required to pay the expenses of more than one law firm as counsel for all Indemnified Parties pursuant to this sentence. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

Section 3.5 Contribution. If the indemnification provided for in Section 3.2 or Section 3.3 of this Schedule 3, as applicable, is unavailable to a party that would have been an Indemnified Party under Section 3.2 or Section 3.3 of this Schedule 3, as applicable, in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable securities Laws and the Securities Act shall be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.5 of this Schedule 3 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.5 of this Schedule 3 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.5 of this Schedule 3.

Section 3.6 Holder is Trustee. The Company hereby acknowledges and agrees that, with respect to this Article III of this Schedule 3, the Holder is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article III of this Schedule 3. In this regard, the Holder shall act as trustee for such Indemnified Parties of the covenants of the Company under this Article III of this Schedule 3 with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

Section 3.7 Company is Trustee. The Holder hereby acknowledges and agrees that, with respect to this Article III of this Schedule 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article III of this Schedule 3. In this regard, the Company shall act as trustee for such Indemnified Parties of the covenants of the Holders under this Article III of this Schedule 3 with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

Section 3.8 Delay of Registration. The Holder shall have no right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Schedule 3.

ARTICLE IV

LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS

Section 4.1 From the date hereof until the Trigger Time, the Company shall not, without the prior written consent of the Holder, enter into any agreement with any holder or prospective holder of the Company’s securities that grants such holder or prospective holder rights to include securities of the Company in any Prospectus under applicable securities Laws or any Registration Statement under the Securities Act, unless: (a) such rights are either pro rata with, or subordinated to, the rights granted to the Holder under this Agreement on terms reasonably satisfactory to the Holder; and (b) the Holder maintains its priority right in connection with an Underwriters’ Cutback as contemplated by Section 2.4(a) of this Schedule 3.

[Redacted – Schedule to Investor Rights Agreement]

[Redacted – Schedule to Investor Rights Agreement]

EXHIBIT C

PRINCIPAL TERMS OF COMMERCIAL AGREEMENTS

(attached)

EXHIBIT C

CONFIDENTIAL

PRINCIPAL TERMS OF COMMERCIAL AGREEMENTS

Purpose of Term Sheet

To provide for the terms and conditions on which the Parties will enter into the following commercial agreements (the “Commercial Agreements”) pursuant to which the Parent and/or its Affiliates will provide the services specified under “Scope of Services” herein (the “Services”) to the Company:

•  Research and Development Agreement

•  Marketing and Brand Management Agreement

•  Regulatory and Governmental Affairs Agreement

In furtherance of the foregoing, the Parties may enter into a Corporate and Administrative Services Agreement.

Scope of Services

The Parent and the Company shall negotiate in good faith, and in a commercially reasonable manner and time frame, and mutually agree on the services to be provided, from time to time, by Parent or its Affiliates to the Company or any of its Affiliates. Such Services may include, without limitation:

•  assistance with research and product development;

•  government relations and regulatory affairs advice;

•  marketing, advertising and brand development; and

•  finance, tax planning, logistics, human resources and other corporate administrative, production and operational support services.

Standard of Service	Each Commercial Agreement will contain customary provisions providing that the Parent will provide services in compliance with law and to a standard of care consistent with the conduct of such activities if provided on its own account.

Ownership of IP / Licensing of IP	Each Commercial Agreement will provide, unless otherwise agreed, that each party will continue to own its respective intellectual property regardless of whether such intellectual property was created in connection with the matters contemplated in connection therewith (such intellectual property, “Project IP”), and the Commercial Agreement will include a grant by Parent to the Company of a perpetual license to such Project IP as well as any background intellectual property of the Parent and/or its Affiliates necessary for the Company to utilize the Project IP in the manner contemplated by the particular Commercial Agreement.

In addition, the Parties will agree on terms relating to perpetual licensing of intellectual property (i) of the Parent and/or its Affiliates to the Company to use, develop and commercialize any Cannabis product, and (ii) from the Company to Parent.

Term and Termination	Each Commercial Agreement will contain customary termination provisions, including provisions permitting the Company to terminate such Commercial Agreement, either in its entirety or in respect of one or more services being provided thereunder on 30 days’ prior notice and permitting either party to terminate such Commercial Agreement in the case of a material breach thereof by the other party; or upon certain events of insolvency affecting the other party, in each case subject to customary survival provisions. Breakage costs relating to early termination to be agreed.

Services Fee	Reasonably allocated costs plus 5%, to be mutually agreed by the Parent and the Company or as otherwise mutually agreed by the Company and Parent from time to time.

Representations and Warranties	The Commercial Agreements will contain representations and warranties to be made by the Parent and the Company customary for the transactions contemplated by the applicable agreement, including customary materiality qualifiers and other qualifications and limitations.

Confidentiality	The Commercial Agreements will contain customary confidentiality provisions that are appropriate for the confidential information that is exchanged between the Parties in the course of the provision of the Services.

Indemnification and Limitation of Liability	Each party will indemnify each other in a customary manner for agreements of this type for losses resulting from the transactions contemplated thereby to the extent that such losses result from its gross negligence or intentional misconduct.

Additional Provisions	The Commercial Agreements shall contain such other terms and conditions customarily included in such agreements executed in connection with transactions similar in scope and substance to the transactions contemplated by the Subscription Agreement and Investor Rights Agreement, including in respect of default, standards of care, and intellectual property and such other terms and conditions responsive to applicable facts and circumstances.

Governing Law	Parties to agree.

EXHIBIT D

FORM OF PURCHASED WARRANT CERTIFICATE

(attached)

EXHIBIT D

WARRANT TO PURCHASE COMMON SHARES

THIS WARRANT CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “U.S. SECURITIES ACT”), OR ANY OTHER SECURITIES LAWS OF ANY STATE WITHIN THE UNITED STATES, OR QUALIFIED UNDER ANY NON-U.S. SECURITIES LAWS, AND ACCORDINGLY MAY NOT BE, DIRECTLY OR INDIRECTLY, SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT, (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE U.S. SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE WITHIN THE UNITED STATES AND QUALIFIED UNDER ANY APPLICABLE NON-U.S. SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE U.S. SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE WITHIN THE UNITED STATES AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE NON-U.S. SECURITIES LAWS AND, IF REQUESTED BY CRONOS GROUP INC. (THE “COMPANY”), AN OPINION REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY LEGAL COUNSEL TO THE HOLDER OF SUCH SECURITIES. DELIVERY OF THIS WARRANT CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT CERTIFICATE ARE SUBJECT TO THE INVESTOR RIGHTS AGREEMENT, DATED AS OF THE DATE HEREOF (THE “INVESTOR RIGHTS AGREEMENT”), BY AND AMONG THE COMPANY AND ALTRIA GROUP, INC. NO SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR OTHER TRANSFER OF THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT CERTIFICATE SHALL BE MADE EXCEPT PURSUANT TO THE TERMS AND CONDITIONS OF THE INVESTOR RIGHTS AGREEMENT. A COPY OF THE INVESTOR RIGHTS AGREEMENT SHALL BE FURNISHED OR OTHERWISE MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY TO THE HOLDER OF THIS WARRANT CERTIFICATE UPON REQUEST.

WARRANT TO PURCHASE COMMON SHARES

CRONOS GROUP INC.

Warrant Certificate Number: [•]

Original Issuance Date: [•] [•], 2019

This WARRANT TO PURCHASE COMMON SHARES (this “Warrant Certificate”), certifies that, for value received and subject to the terms and conditions set forth herein, including, for the avoidance of doubt, Section 6, [•] (the “Holder”), or its permitted assigns, is entitled at any time from and following the date hereof and prior to the Expiry Time, to subscribe for and purchase, acquire, accept and receive up to [•]1 Common Shares (as adjusted from time to time pursuant to Section 6, the “Warrant Shares”), validly issued, fully paid and non-assessable and free and clear of all Encumbrances, at the Exercise Price. This Warrant Certificate is issued pursuant to the terms and conditions of the Subscription Agreement, dated as of December 7, 2018 (the “Subscription Agreement”), entered into by and among the Company, Altria Summit LLC and, solely for the purposes specified therein, Altria Group, Inc.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase, acquire, accept or receive any Common Shares at any time after the Expiry Time, and from and after the Expiry Time, this Warrant Certificate and all rights hereunder and thereunder shall be void and of no value.

Section 1. Defined Terms. Whenever used in this Warrant Certificate, except as otherwise specifically provided herein, the following terms shall have the meanings set forth in this Section 1.

“Adjustment Period” means the period commencing on the date hereof, but for the avoidance of doubt, following the Closing, and ending at the Expiry Time.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, however, that solely for the purposes of the definition of “Independent Person” and Section 14(b): (a) with respect to the Company and its Subsidiaries, “Affiliate” at all times excludes (i) Cronos Growing Company Inc., NatuEra S.à r.l., MedMen Canada Inc., Cronos Australia Pty. Ltd. and their respective Subsidiaries, and (ii) the Holder and any Person that directly or indirectly controls or is under common control with the Holder; and (b) with respect the Holder and any Person that directly or indirectly controls or is under common control with the Holder, “Affiliate” at all times excludes the Company and its Subsidiaries (and, for the avoidance of doubt, the other entities listed in clause (a)).

[1]	Note to Draft: Number to be completed in accordance with the Subscription Agreement.

“Alternative Consideration” has the meaning ascribed to such term in Section 6(a)(ii)A.

“Applicable Accounting Standard” means, IFRS, GAAP, or other accounting or financial reporting standards used by the Company as of the date or period at issue.

“Approvals and Consents” has the meaning ascribed to such term in Section 3(f).

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, New York, New York or Richmond, Virginia are authorized or required by Law to close.

“Cannabis” has the meaning ascribed to such term in the Investor Rights Agreement.

“CDS” means CDS Clearing and Depository Services Inc.

“Chosen Court” means the Ontario Superior Court of Justice (Commercial List).

“Claim” means any claim, cause of action, action, demand, lawsuit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract or in tort or otherwise.

“Closing” has the meaning ascribed to such term in the Subscription Agreement.

“Common Share” means any common share in the capital of the Company, no par value.

“Common Share Reorganization” has the meaning ascribed to such term in Section 6(a)(i)(A).

“Company” has the meaning ascribed to such term in the legends on the face of this Warrant Certificate.

“Company Shareholder” means the holders of Common Shares.

“Contract” has the meaning ascribed to such term in the Subscription Agreement.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right or claim, prior assignment, encroachment, easement, right of way, restriction, or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, but excludes any Permitted Encumbrance.

“Exercise Price” means, subject to adjustment pursuant to Section 6 from time to time, $19.00 per Warrant Share, without any setoff, counterclaim, deduction or withholding.

“Exercise Price Change” has the meaning ascribed to such term in Section 6(a)(i)(B).

“Expiry Time” means 5:00 p.m. (Toronto time) on [•] [•], 2023.2

“Fundamental Transaction” has the meaning ascribed to such term in Section 6(a)(ii)(A).

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, applicable as of the date or period at issue, and in the case of the Company, if applicable, as applied by the Company consistent with past practice.

“Governmental Authority” means any Canadian, U.S., non-U.S., non-Canadian or supranational government or governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including any stock exchange or other self-regulatory organization), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive, administrative or judicial entity or subdivision thereof, in each case of competent jurisdiction.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable as of the date or period at issue, and in the case of the Company, as applied by the Company consistent with past practice.

“Independent Committee” means a committee of the board of directors of the Company comprised solely of directors who are Independent Persons.

“Independent Person” means an individual that: (a) is “independent” under (i) sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees and (ii) the rules of the NASDAQ; and (b) is not a director, officer or other employee of the Holder or any of its Affiliates.

“Intentional Breach” means, with respect to any representation, warranty, covenant or agreement expressly contemplated by this Warrant Certificate, a material breach that is the result of an act undertaken or the failure to undertake an action that the breaching party intentionally takes (or intentionally fails to take) with the knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a material breach of this Warrant Certificate.

“Investor Rights Agreement” has the meaning ascribed to such term in the legends on the face of this Warrant Certificate.

[2]	Note to Draft: To be the fourth anniversary of the date of this Warrant Certificate.

“Law” means any Canadian, U.S., non-U.S., non-Canadian, federal, state, provincial, territorial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or any Order.

“NASDAQ” means the Nasdaq Global Select Market, or any successor entity thereto, or if the Common Shares are no longer listed, traded or quoted thereon, any other securities exchange or quotation system on which the Common Shares are listed, traded or quoted.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Parties” means, collectively, the Company and the Holder (each, a “Party”).

“Permitted Encumbrances” has the meaning ascribed to such term in the Subscription Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, association, joint-stock company, estate, trust, organization, Governmental Authority or other entity of any kind or nature.

“Representatives” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Share Issuance” has the meaning ascribed to such term in Section 6(a)(iii).

“Share Repurchase” has the meaning ascribed to such term in Section 6(a)(iii).

“Subscription Agreement” has the meaning ascribed to such term in the Preamble.

“Subscription Form” means the subscription form in the form set forth in Schedule A or such other form the Company and the Holder may agree to in writing.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Successor Entity” has the meaning ascribed to such term in Section 6(a)(ii)(C).

“Taxes” means any and all foreign, provincial, Canadian or United States federal, state, local, and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including those imposed on, measured by, or computed with respect to income, franchise, profits or gross receipts, alternative or add-on minimum, margin, ad valorem, value added, capital gains, sales, harmonized sales, goods and services, use, employer health, real or personal property, land, land transfer, escheat or unclaimed property taxes (or similar), environmental, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), insurance, disability, workers compensation, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, registrations, net worth, and customs duties, surtaxes, and health insurance and government pension plan premiums or contributions, whether disputed or not.

“Transaction Documents” has the meaning ascribed to such term in the Subscription Agreement, excluding this Warrant Certificate.

“Transfer Form” means the transfer form in the form set forth in Schedule B or such other form the Company and the Holder may agree to in writing.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar such Taxes and all conveyance fees, recording fees and other similar charges (in each case, excluding any Taxes imposed on, measured by, or computed with respect to net income).

“TSX” means the Toronto Stock Exchange, or any successor entity thereto or if the Common Shares are no longer listed, traded or quoted thereon, any other securities exchange or quotation system on which the Common Shares are listed, traded or quoted.

“U.S. Securities Act” has the meaning ascribed to such term in legends on the face of this Warrant Certificate.

“Warrant Certificate” has the meaning ascribed to such term in the Preamble, but also means any warrant certificates issued upon division or combination of, or in replacement of this Warrant Certificate pursuant to Section 3, Section 8, Section 9 or Section 16, as the case may be.

“Warrant Register” has the meaning ascribed to such term in Section 16(c).

“Warrant Shares” has the meaning ascribed to such term in the Preamble.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

Section 2. Other Terms; Interpretation and Construction.

(a) Each of the other capitalized terms used in this Warrant Certificate has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

(b) Unless otherwise specified herein, all Preamble, Section, clause and Schedule references used in this Warrant Certificate are to the preamble, sections, clauses and schedules to this Warrant Certificate.

(c) Unless the context otherwise requires, for purposes of this Warrant Certificate: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Warrant Certificate shall refer to this Warrant Certificate as a whole and not any particular provision of this Warrant Certificate; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under the Applicable Accounting Standard; (viii) references to the “United States” or abbreviations thereof mean the United States of America, its states and its territories and possessions; and (ix) references to “Canada” or abbreviations thereof mean Canada, its provinces and its territories.

(d) Except as otherwise specifically provided herein or the context otherwise requires, the term “dollars” and the symbol “$” mean Canadian Dollars and all amounts in Warrant Certificate shall be paid in Canadian Dollars, and in the event any amounts, costs, fees or expenses incurred by the Company or the Holder pursuant to this Warrant Certificate are denominated in a currency other than Canadian Dollars, to the extent applicable, the Canadian Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to Canadian Dollars at the foreign exchange rates published by the Bank of Canada or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny.

(e) Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Warrant Certificate, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(f) Except as otherwise specifically provided herein, (i) all references to any statute in this Warrant Certificate include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority, and (ii) all references to any Law in this Warrant Certificate shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time.

(g) Except as otherwise specifically provided herein, (i) all references in this Warrant Certificate to any Contract, other agreement, document or instrument (excluding this Warrant Certificate) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached or incorporated thereto, and (ii) all references to this Warrant Certificate mean this Warrant Certificate (taking into account the provisions of Section 14) as amended, supplemented or otherwise modified from time to time in accordance with Section 17.

(h) The Company and the Holder have jointly negotiated and drafted this Warrant Certificate, and if an ambiguity or a question of intent or interpretation arises, this Warrant Certificate shall be construed as if drafted jointly by the Company and the Holder, and no presumption or burden of proof shall arise favoring or disfavoring the Company or the Holder by virtue of the authorship of any provision of this Warrant Certificate.

Section 3. Exercise of Warrant.

(a) The rights represented by this Warrant Certificate may be exercised by the Holder, in whole or in part, from time to time on any Business Day on or after the date hereof, but, for the avoidance of doubt, following the Closing, until the Expiry Time, by: (i) the surrender of this Warrant Certificate (subject to Section 3(d)), with a duly properly completed and duly executed Subscription Form, at the Company’s then principal office (or such other office of the Company or with a designated agent of the Company as the Company may designate by notice in writing to the Holder at the address of such Holder appearing in the Warrant Register from time to time); and (ii) payment by wire transfer of immediately available funds to such account or accounts designated by the Company on behalf of itself or such one or more designees thereof in an amount equal to the product obtained by multiplying the Exercise Price by the aggregate number of Warrant Shares in respect of which this Warrant Certificate is then being exercised.

(b) Upon the proper exercise of the rights represented by this Warrant Certificate pursuant to Section 3(a), the Company shall, as promptly as practicable, issue, sell and deliver to the Holder the Warrant Shares so subscribed for and purchased pursuant to such exercise (it being acknowledged and agreed that any such Warrant Share shall be (a) represented by one or more fully registered global certificates registered in the name of “CDS & Co.”, as the nominee of CDS to be held by CDS as book-based securities in accordance with the rules and procedures of CDS on behalf of the securities account designated by the Holder in the applicable Subscription Form). Any Warrant Shares subscribed for and purchased pursuant to this Warrant Certificate shall be deemed to be issued, sold and delivered to the Holder, as the beneficial owner of such Warrant Shares, as of the close of business on the Business Day on which the Holder shall have satisfied its obligations under Section 3(a) with respect to the exercise of the rights contemplated thereby.

(c) Any partial exercise of the rights represented by this Warrant Certificate resulting in the Holder subscribing for and purchasing, acquiring, accepting and receiving less than all of the aggregate number of Warrant Shares available hereunder shall reduce the number of outstanding Warrant Shares the Holder may subscribe for and purchase, acquire, accept and receive hereunder by an amount equal to the number of Warrant Shares so subscribed for and purchased, acquired, accepted and received, and the Holder or any successor, permitted assign or transferee thereof, by acceptance of this Warrant Certificate, acknowledges and agrees that the number of Warrant Shares available for subscription for and purchase, acquisition, acceptance and receipt hereunder at any given time may be less than the amount stated on the face hereof. The Company shall, as promptly as practicable, confirm in writing the number of Warrant Shares available hereunder upon the reasonable request of the Holder.

(d) Unless the rights represented by this Warrant Certificate shall have expired or shall have been fully exercised, the Company shall, at the request of the Holder, upon the issuance, sale and delivery of the applicable Warrant Shares pursuant to Section 3(b), issue to the Holder a new Warrant Certificate, which shall be of like tenor to the Warrant Certificate being so replaced and shall be exercisable in the aggregate for a number of Warrant Shares as expressly contemplated by the Warrant Certificate so replaced less any Warrant Shares subscribed for and purchased, acquired, accepted and received under such replaced Warrant Certificate.

(e) No fractional Warrant Shares or scrip shares representing fractional Warrant Shares shall be issued upon any exercise of this Warrant Certificate, and the Holder shall not be entitled to any cash payment or other compensation in lieu of any fraction of a Warrant Share that the Holder would otherwise be entitled to subscribe for and purchase, acquire, accept and receive upon such exercise.

(f) In connection with any exercise, or anticipated exercise, of the rights represented by this Warrant Certificate that, upon exercise, would require (i) any filing, notice, report, consent, registration, approval, permit or authorization with, to or from, a Governmental Authority, under any applicable Law, or (ii) any notice, acknowledgment, waiver or consent from any third party pursuant to, or amendment or other modifications to, any material Contract to which the Company or any Subsidiary thereof is a party (collectively, “Approvals and Consents”), the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to satisfy or obtain such Approvals and Consents as promptly as practicable following notice from the Holder to the Company of the Holder’s intent to exercise its rights pursuant to this Warrant Certificate. In furtherance of the foregoing, each of the Company and the Holder agree to cooperate reasonably with the other in connection with the Company’s seeking such Approvals and Consents, and the Company shall keep the Holder reasonably informed in connection with such efforts.

Section 4. Holder Not a Shareholder. Except as expressly provided by this Warrant Certificate, prior to the issuance to the Holder of the Warrant Shares to which the Holder is entitled to receive upon the exercise of this Warrant Certificate, the Holder, with respect to such Warrant Shares, shall not be entitled to receive dividends or other distributions, consent to any action of the Company Shareholders, receive notice of or vote at any meeting of Company Shareholders, receive notice of any other proceedings of the Company, or have any other rights as a Company Shareholder.

Section 5. Valid Issuance and Authorized Shares. With respect to the exercise of this Warrant Certificate, the Company hereby represents, covenants and agrees that:

(a) this Warrant Certificate is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception;

(b) all Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant Certificate shall, upon issuance, be duly and validly authorized and issued, fully paid and non-assessable and free and clear of all Encumbrances;

(c) from the date hereof, but, for the avoidance of doubt, following the Closing, until the Expiry Time, the Company shall at all times have authorized and reserved for issuance a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant Certificate, including, for the avoidance of doubt, as adjusted pursuant to Section 6;

(d) the Company shall use its reasonable best efforts not to close its shareholder books or records in any manner which prevents the timely exercise of the rights represented by this Warrant Certificate, pursuant to the terms hereof; and

(e) the Company shall use its reasonable best efforts to ensure that Warrant Shares may be issued to the Holder upon the exercise of this Warrant Certificate without violation of any applicable Law (including, for the avoidance of doubt, the requirements of the TSX, NASDAQ and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of the Common Shares).

Section 6. Adjustment to Exercise Price and Number of Warrant Shares.

(a) Subject to Section 6(b), the Exercise Price and the number of Warrant Shares issuable to the Holder upon the exercise of this Warrant Certificate shall be subject to adjustment from time to time as expressly provided in the provisions of this Section 6 (in each case, after taking into consideration any prior adjustments pursuant to this Section 6); provided, however, that if more than one subsection of this Section 6 is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 6 so as to result in duplication.

(i) Share Dividends and Splits.

(A) If at any time during the Adjustment Period the Company shall: (1) fix a record date for the issue of, or (without having fixed a record date therefor) issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a share dividend; (2) fix a record date for the distribution to, or (without having fixed a record date therefor) make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares (which for the avoidance of doubt, shall not include any Warrant Shares issued by the Company upon the exercise of this Warrant Certificate); (3) subdivide, split or otherwise divide the outstanding Common Shares into a greater number of Common Shares; or (4) consolidate, reverse-split or otherwise aggregate the outstanding Common Shares into a smaller number of Common Shares (any of the events contemplated by the foregoing clauses (1), (2), (3) and (4) of this Section 6(a)(i)(A), a “Common Share Reorganization”), then the Exercise Price shall be adjusted, effective immediately after the record date for the determination of the Company Shareholders entitled to receive the distributions contemplated by the foregoing clauses (1) or (2) of this Section 6(a)(i)(A) or immediately after the effective date in the case of such a subdivision or consolidation contemplated by the foregoing clauses (3) or (4) of this Section 6(a)(i)(A), to an amount equal to the product obtained, rounded to the nearest penny, by multiplying the Exercise Price in effect immediately prior to any such adjustment by a fraction: (x) the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and (y) the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization.

(B) If at any time during the Adjustment Period any adjustment in the Exercise Price shall occur pursuant to this Section 6(a)(i) (any such adjustment, an “Exercise Price Change”), then the number of Warrant Shares purchasable upon the subsequent exercise of this Warrant Certificate shall be simultaneously adjusted so that it is equal to the product obtained by multiplying (I) the number of Common Shares purchasable upon the exercise of this Warrant Certificate immediately prior to the effectiveness of such Exercise Price Change by (II) a fraction of which (x) the numerator is the Exercise Price as in effect immediately prior to such Exercise Price Change and (y) the denominator is the Exercise Price as in effect immediately after such Exercise Price Change.

(ii) Capital Reorganization.

(A) If and whenever there is a reclassification of the Common Shares or a capital reorganization of the Company (other than a Common Share Reorganization) or a consolidation, amalgamation, arrangement, binding share exchange or merger of the Company with or into any other Person or other combination, in each case pursuant to which the Common Shares are converted into or acquired for cash, securities or other property; or any sale, or conveyance or other disposition of the property and assets of the Company and its Subsidiaries as an entirety or substantially as an entirety to any other Person (other than a Wholly Owned Subsidiary of the Company) or other entity or a liquidation, dissolution or winding-up of the Company (a “Fundamental Transaction”), then (x) in the event of a Fundamental Transaction in which the consideration received by the Company Shareholders is exclusively cash, the Company or the Successor Entity (as the case may be) shall purchase this Warrant Certificate from the Holder as promptly as practicable on the date of such consummation by paying to the Holder cash equal to (I) the amount, if any, by which the purchase price per share paid for the Common Shares acquired in the Fundamental Transaction exceeds the Exercise Price, multiplied by (II) the number of Warrant Shares that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, and (y) in the event of a Fundamental Transaction in which the consideration received by the Company Shareholders is not exclusively cash, this Warrant Certificate shall remain outstanding in accordance with its terms and, upon any subsequent exercise of this Warrant Certificate, the Holder shall have the right to receive and shall accept, in lieu of each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the kind and amount of cash, the number of shares or other securities or property of the Company or of the Person resulting from such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange, merger, or to which such sale, transfer, or disposition may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that the Holder would have been entitled to receive on such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange, merger, sale, transfer, disposition, liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the Holder had been the registered holder of one Warrant Share (the “Alternative Consideration”).

(B) For purposes of any adjustment made under Section 6(a)(ii)(A), any references to a Warrant Share shall thereafter be deemed to mean the amount of Alternative Consideration issuable in respect of one Common Share in such Fundamental Transaction and the Independent Committee, after consulting with the Holder in good faith, shall apportion the Exercise Price among the Alternative Consideration in a reasonable manner reflecting the relative value of any different components of the Alternative Consideration. If the Company Shareholders are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternative Consideration it receives upon any exercise of this Warrant Certificate following such Fundamental Transaction.

(C) The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant Certificate in accordance with the provisions of this Section 6(a)(ii) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (such approval not to be unreasonably withheld, conditioned or delayed) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant Certificate a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant Certificate, which is exercisable for a number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the number of Warrant Shares issuable upon exercise of this Warrant Certificate (without regard to any limitations on the exercise of this Warrant Certificate) prior to such Fundamental Transaction, and with an exercise price that applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant Certificate immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant Certificate, the Subscription Agreement and the Investor Rights Agreement shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant Certificate, the Subscription Agreement and the Investor Rights Agreement with the same effect as if such Successor Entity had been named as the Company herein.

(iii) Share Issuances and Share Repurchases. If at any time during the Adjustment Period the Company shall issue Common Shares other than as contemplated by Section 6(a)(i) (a “Share Issuance”) (which for the avoidance of doubt, shall include issuances of Common Shares upon the conversion or exchange of securities exchangeable for or convertible into Common Shares and shall not include any Warrant Shares issued by the Company upon the exercise of this Warrant Certificate) or effect a repurchase, redemption or take any other action that results in a reduction in the number of Common Shares outstanding other than as contemplated by Section 6(a)(i) or Section 6(a)(ii) (a “Share Repurchase”), then the number of Warrant Shares purchasable upon the subsequent exercise of this Warrant Certificate shall be adjusted effective immediately after the Share Issuance or Share Repurchase, as applicable, to an amount equal to the product obtained, rounded to the nearest whole Warrant Share, by multiplying the number of Warrant Shares so purchasable immediately prior to any such adjustment by a fraction: (I) the numerator of which shall be the number of Common Shares outstanding immediately after such Share Issuance or Share Repurchase; and (II) the denominator of which shall be the number of Common Shares outstanding immediately prior to such Share Issuance or Share Repurchase.

(b) In connection with any adjustments made pursuant to Section 6(a):

(i) subject to the other provisions of this Section 6(b), any adjustment made pursuant to Section 6(a) shall be made successively whenever an event referred to therein shall occur;

(ii) if the Company sets a record date to determine the Company Shareholders for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable under the Warrant Certificate shall be required by reason of the setting of such record date; and

(iii) in any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 6(a), the Company (acting reasonably and in good faith) may defer, until the occurrence of such event: (A) issuing to the Holder, to the extent that this Warrant Certificate is exercised after such record date and before the occurrence of such event, the additional Warrant Shares issuable upon such exercise by reason of the adjustment required by such event; and (B) delivering to the Holder any distribution declared with respect to such additional Warrant Shares after such record date and before such event; provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the right of the Holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Warrant Shares purchasable upon the exercise of this Warrant Certificate and to such distribution declared with respect to any such additional Warrant Shares issuable on the exercise of this Warrant Certificate.

(c) Not later than the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price or the number of Warrant Shares which may be subscribed for and purchased, acquired, accepted and received under this Warrant Certificate, the Company shall deliver to the Holder a notice briefly stating the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 6(c) has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Holder a notice setting forth the calculation of such adjustment.

(d) Prior to issuing any Common Shares, or any securities exchangeable for or convertible into Common Shares (including, for the avoidance of doubt, any warrant, option, right or preferred security), in any transaction that would, upon the issuance of such Common Shares or other securities, or upon the exercise or conversion of any such exchangeable or convertible security, reasonably be expected to be dilutive to the Holder or to adversely impact to the value of the Warrant Shares (without a commensurate adjustment to the Exercise Price), the Company, to the extent practicable, shall consult in good faith with the Holder of this Warrant Certificate.

Section 7. Investor Rights Agreement, Securities Laws and Legends.

(a) Notwithstanding the generality of Section 14, the Holder hereby acknowledges and agrees that this Warrant Certificate and all Warrant Shares issuable upon exercise of this Warrant Certificate are and shall be subject to the terms and conditions of the Investor Rights Agreement, including any representations and warranties of the Holder made therein.

(b) The Holder hereby acknowledges the legends set forth on the face of this Warrant Certificate, agrees to comply in all respects with the applicable securities Laws contemplated by such legends and the requirements of such legends and acknowledges and agrees that any new Warrant Certificate or Warrant Certificates issued pursuant to Section 3, Section 8, Section 9 or Section 16 shall bear or contain the legends set forth on the face of this Warrant Certificate.

Section 8. Loss, Theft, Destruction or Mutilation of this Warrant Certificate. Upon receipt of evidence reasonably satisfactory to the Company (acting reasonably and in good faith) of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond, indemnity or security satisfactory to the Company (acting reasonably and in good faith), or, in the case of any such mutilation, upon surrender to the Company and cancellation of such mutilated Warrant Certificate, the Company shall issue to the Holder, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor to such lost, stolen, destroyed or mutilated Warrant Certificate, which shall be exercisable in the aggregate for an equivalent number of Warrant Shares as expressly contemplated by the Warrant Certificate so replaced.

Section 9. Division and Combination. Subject to the other applicable terms and conditions of this Warrant Certificate and subject to the terms and conditions of the Investor Rights Agreement (in each case, including those related to any assignment or other transfer of this Warrant Certificate), at any time prior to the Expiry Time, (a) this Warrant Certificate may be divided or, following any such division of this Warrant Certificate, subsequently combined with other Warrant Certificates, upon the surrender of this Warrant Certificate or other Warrant Certificates to the Company at the Company’s then principal office (or such other office of the Company or with a designated agent of the Company as the Company may designate by notice in writing to the Holder at the address of such Holder appearing in the Warrant Register from time to time), together with a written notice specifying the names and denominations in which new Warrant Certificates are to be issued, signed by the Holder or their agents or attorneys, (b) the Company shall at, the Holder’s expense, issue a new Warrant Certificate or Warrant Certificates in exchange for the Warrant Certificate or Warrant Certificates so surrendered, and (c) such new Warrant Certificate or Warrant Certificates shall be of like tenor to the surrendered Warrant Certificate or Warrant Certificates and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as expressly contemplated by the Warrant Certificate or Warrant Certificates so surrendered.

Section 10. Notices. All notices and other communications given or made hereunder by the Company to the Holder or the Holder to the Company shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed by telephone or otherwise or clearly evidenced. Such communications must be sent to the respective Parties at the following street addresses, facsimile numbers or email addresses or at such other street address, facsimile number or email address for the Company or the Holder (as the case may be) as shall be specified for such purpose in a notice given in accordance with this Section 10 (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address, facsimile number or email address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

If to the Company:

[Cherry] Group Inc.

[Address Line 1]

[Address Line 2]

[Address Line 3]

Attention:           [•]

Telephone:         ([•]) [•]-[•]

Facsimile:          ([•]) [•]-[•]

Email:                 [•]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:           George J. Sampas

Telephone:         (212) 558-4000

Facsimile:          (212) 558-3588

Email:                [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention:         Tim Andison and Geoff S. Belsher

Telephone:       (416) 863-2400

Facsimile:        (416) 863-2653

Email:              [Redacted – Personal Information]

If to the Holder:

[Name of the Holder]

[Address Line 1]

[Address Line 2]

Attention:         [•]

Telephone:       ([•]) [•]-[•]

Facsimile:        ([•]) [•]-[•]

Email:               [•]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:         Andrew J. Nussbaum and John L. Robinson

Telephone:       (212) 403-1000

Facsimile:        (212) 403-2000

Email:              [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre—West Tower

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention:       Robert Vaux and Jamie van Diepen

Telephone:     (416) 979-2211

Facsimile:      (416) 979-1234

Email:             [Redacted – Personal Information]

Section 11. Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated by this Warrant Certificate are consummated, all costs, fees and expenses incurred in connection with this Warrant Certificate and the transactions contemplated by this Warrant Certificate including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense.

Section 12. TCP. The Company represents and warrants to the Holder that, as of the date hereof, less than fifty percent of the fair market value of the Common Shares is derived directly or indirectly from one or any combination of properties described under subparagraphs (d)(i) to (iv) of the definition of “taxable Canada property” in subsection 248(1) of the Income Tax Act (Canada).

Section 13. Severability. The provisions of this Warrant Certificate shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Warrant Certificate. If any provision of this Warrant Certificate, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Company and the Holder, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Warrant Certificate and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 14. Entire Agreement.

(a) This Warrant Certificate (including the Schedules), the Subscription Agreement and the Transaction Documents, constitute the entire agreement between the Company and the Holder with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

(b) Except for the express written representations and warranties made by the Company in this Warrant Certificate, the Subscription Agreement or in any Transaction Document, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Warrant Certificate or Warrant Shares or the transactions contemplated by this Warrant Certificate, and the Company expressly disclaims any such other representations or warranties and the Holder acknowledges and agrees that it has relied solely on the results of its and its Subsidiaries’ and its and their respective Representatives’ independent investigations, and none of the Holder, any of its Affiliates or any of its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Warrant Certificate and in any instrument or other document delivered pursuant to this Warrant Certificate, the Subscription Agreement or any of the Transaction Documents; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 14, nothing in this Section 14 shall limit the Holder’s remedies with respect to claims of fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in this Warrant Certificate and in any instrument or other document delivered pursuant to this Warrant Certificate or any Intentional Breach of any representation, warranty, agreement or covenant in this Warrant Certificate.

Section 15. No Third-Party Beneficiaries. The Company and the Holder hereby agree that their respective representations, warranties and covenants set forth in this Warrant Certificate are solely for the benefit of the other, subject to the terms and conditions of this Warrant Certificate, and this Warrant Certificate is not intended to, and does not, confer upon any Person (other than the Company and the Holder and their respective successors, legal representatives and permitted assigns) any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 14(b), the right to rely upon the representations and warranties set forth in this Warrant Certificate.

Section 16. Successors and Transferability; Warrant Register.

(a) This Warrant Certificate shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors, legal representatives and permitted assigns.

(b) Subject to applicable securities Laws and Section 7, this Warrant Certificate and all rights hereunder are transferable, in whole or in part, by the Holder to any of its Affiliates, upon the surrender of this Warrant Certificate to the Company at the Company’s then principal office (or such other office of the Company or with a designated agent of the Company as the Company may designate by notice in writing to the Holder at the address of such Holder appearing in the Warrant Register from time to time), together with a properly completed and duly executed Transfer Form and with funds sufficient to pay any Transfer Taxes due and payable by the Company upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall issue a new warrant certificate or certificates in the name of the transferee, as applicable, and in the denomination or denominations specified in the Transfer Form, and shall issue to the transferee a new warrant certificate evidencing the portion of this Warrant Certificate, if any, not so transferred, and this Warrant Certificate shall promptly be cancelled.

(c) The Company shall register this Warrant Certificate and any transfers, replacements, divisions or combinations thereof effected pursuant to Section 3, Section 8, Section 9 or Section 16(b) and reflect the number of Warrant Shares subscribed for and purchased, acquired, accepted and received pursuant to the terms of this Warrant Certificate or such other Warrant Certificates in records of the Company to properly be maintained by the Company for such purpose (the “Warrant Register”). The Company (acting reasonably and in good faith) may deem and treat the Person whose name appears in the Warrant Register as the holder of this Warrant Certificate or any other Warrant Certificate or Warrant Certificates (as applicable) as the holder thereof for all purposes notwithstanding the receipt of any notices to the contrary.

Section 17. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law, this Warrant Certificate may be amended or otherwise modified only by a written instrument duly executed and delivered by the Company and the Holder.

(b) The conditions to each of the Company’s and the Holder’s respective obligations to consummate the transactions contemplated by this Warrant Certificate are for the sole benefit of the Company and the Holder (as the case may be) and may be waived by the Company and the Holder (as the case may be) in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by the Company or the Holder in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 18. Liabilities Under Federal Securities Laws. The exercise by the Holder of any rights under this Warrant Certificate shall be subject to such reasonable delay as may be required or advisable (taking into account advice of legal counsel) to prevent any Party or any of its Affiliates from incurring any liability under any Canadian, U.S., non-U.S. or non- Canadian federal securities Laws and the Parties agree to cooperate in good faith in respect thereof.

Section 19. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Warrant Certificate shall be in all respects governed by and construed and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) The Company and the Holder agree that: (i) it shall bring any Claim in connection with, arising out of or otherwise relating to this Warrant Certificate, any instrument or other document delivered pursuant to Warrant Certificate or the transactions contemplated by this Warrant Certificate exclusively in the Chosen Court; and (ii) solely in connection with such Claims, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Court, (B) irrevocably waives any objection to the laying of venue in any such Claim in the Chosen Court, (C) irrevocably waives any objection that the Chosen Court is an inconvenient forum or do not have jurisdiction over the Company or the Holder, (D) agree that mailing of process or other papers in connection with any such Claim in the manner provided in Section 10 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or Claim waived by the foregoing clauses (A) through (D) of this Section 19(b) or that any Order issued by the Chosen Court may not be enforced in or by the Chosen Court.

(c) The Company and the Holder acknowledge and agree that any controversy which may be connected with, arise out of or otherwise relate to this Warrant Certificate, any instrument or other document delivered pursuant to this Warrant Certificate or the transactions contemplated by this Warrant Certificate is expected to involve complicated and difficult issues, and therefore the Company and the Holder irrevocably and unconditionally waive to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Claim, directly or indirectly, connected with, arising out of or otherwise relating to this Warrant Certificate, any instrument or other document delivered pursuant to this Warrant Certificate or the transactions contemplated by this Warrant Certificate. The Company and the Holder hereby acknowledge and certify that (i) no Representative of the other has represented, expressly or otherwise, that the other would not, in the event of any Claim, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Warrant Certificate and the transactions contemplated by this Warrant Certificate by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 19.

Section 20. Injunctive Relief. The Company and the Holder acknowledge and agree that the rights of each to consummate the transactions contemplated by this Warrant Certificate are special, unique and of extraordinary character and that if for any reason any of the provisions of this Warrant Certificate are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, the Company and the Holder agree that, subject to Section 14(b) in addition to any other available remedies the Company or the Holder may have in equity or at law, each shall be entitled to enforce specifically the terms and provisions of this Warrant Certificate and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Warrant Certificate, consistent with the provisions of Section 19(b) in the Chosen Court without necessity of posting a bond or other form of security. In the event that any Claim should be brought in equity to enforce the provisions of this Warrant Certificate, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 21. Further Assurances. Each of the Company and the Holder shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as may reasonably be required to carry out the provisions of this Warrant Certificate and to give effect to the transactions contemplated by this Warrant Certificate.

Section 22. Counterparts. This Warrant Certificate may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Warrant Certificate by electronic transmission, including in portable document format (.pdf), shall be deemed as effective as delivery of an original executed counterpart of this Warrant Certificate.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed and delivered as of the date first written above.

CRONOS GROUP INC.

By:
Name:
Title:

ACCEPTED AND AGREED TO:

[HOLDER]

By:
Name:
Title:

[Signature Page to Warrant to Purchase Common Shares]

SCHEDULE A

SUBSCRIPTION FORM

TO:	CRONOS GROUP INC. (the “Company”)

Unless the context otherwise requires, capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the warrant to purchase common shares of the Company, no par value, registered as warrant certificate number [•] in the name of the undersigned in the records of the Company maintained for such purpose (the “Warrant Certificate”).

Pursuant to Section 3 of the Warrant Certificate, the undersigned hereby exercises the right to subscribe for and purchase, acquire, accept and receive [•] Warrant Shares pursuant to the terms and conditions of the Warrant Certificate and in connection therewith has made or contemporaneously herewith shall make payment of an amount equal to the product of the Exercise Price multiplied by such number of Warrant Shares. The Warrant Shares are to be issued as follows:

Name:

Address in full:

Securities Account Number:

DATED this [•] day of [•], 20[•]
Signature Guaranteed	(Signature of Warrantholder)
(if required)

Print full name

Print full address

Instructions:

If further nominees are intended, please attach (and initial) a schedule providing the applicable particulars.

The signature on this Subscription Form must correspond in every particular with the name shown on the face of the Warrant Certificate without any alteration or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of such officer’s authority to sign on behalf of the Holder.

If the Subscription Form indicates that Warrant Shares are to be issued to a Person or Persons other than the registered holder of the Warrant Certificate or an Affiliate of such registered holder, the endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

Schedule A-1

SCHEDULE B

TRANSFER FORM

TO:	CRONOS GROUP INC. (the “Company”)

FOR VALUE RECEIVED, the undersigned (the “Transferor”) hereby sells, assigns and transfers to [•], located at [•], the warrant to purchase common shares of the Company, no par value, registered as warrant certificate number [•] in the name of the undersigned in the records of the Company maintained for the such purpose (the “Warrant Certificate”), and hereby unconditionally and irrevocably appoints [•] the attorney of the undersigned to transfer such securities in such records of the Company with full power of substitution.

DATED this [•] day of [•], 20[•]
Signature Guaranteed	(Signature of Transferor)

Print full name

Print full address

Instructions:

The signature on this Transfer Form must correspond in every particular with the name shown on the face of the Warrant Certificate without any alteration or this Transfer Form must be signed by a duly authorized signing officer of Transferor. If this Transfer Form is signed by a duly authorized signing officer of the Transferor, the Warrant Certificate must be accompanied by evidence of such officer’s authority to sign on behalf of Transferor.

The endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

Schedule B-1